06028827

24-10140

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A /A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

The OLB Group, Inc.
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

1120 Avenue of the Americas, Fourth Floor
New York, NY 10036
Tel: 212-278-0900
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Ronny Yakov
Chief Executive Officer
1120 Avenue of the Americas, Fourth Floor.
New York, NY 10036
Tel: 212-278-0900
(Name, address, including zip code, and telephone number, including area code, of agent for service)

7372 (Primary Standard Industrial Classification Code Number)	13-3712553 (I.R.S. Employer Identification Number)

Copies to:

David Lubin & Associates
92 Washington Avenue
Cedarhurst, NY 11516

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating an intention to become qualified by operation of the terms of Regulation A

PART 1 - NOTIFICATION

ITEM 1. Significant Parties

(a) The Issuer's director*: Ronny Yakov

(b) The Issuer's officers*:

Ronny Yakov
    Chairman and Chief Executive Officer
Philip DeFina
    Secretary
Ori Klein
    Chief Technology Officer
Ted Wang
    Chief Data Base Officer

(c) The Issuer's General Partners: Not Applicable

(d) Record owners of 5 percent or more of any class of the issuer's equity securities*:

As of March 15, 2006, Ronny Yakov owned approximately 68% of the Issuer's equity securities.

(e) The record owner named in Item 1(d) is the only person known by the Issuer to beneficially own more than 5% of the Issuer's equity securities.

(f) Promoters of the Issuer*: Ronny Yakov

(g) Counsel to the Issuer with respect to the proposed offering:

David Lubin & Associates
92 Washington Avenue
Cedarhurst, NY 11516
Attention: David Lubin, Esq.

(h) Each underwriter with respect to the proposed offering: None

(i) The underwriter's directors: Not Applicable.

(j) The underwriters officers: Not applicable.

(k) Counsel to the underwriter: Not applicable.

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to item 1 are subject to any of the disqualification provisions set forth in Rule 262:

None of such persons are subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether an application has been made pursuant to Rule 262 for a

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* The business address of each of the above named persons is c/o The OLB Group, Inc., 1120 Avenue of the Americas, Fourth Floor, New York, NY 10036.

waiver of such disqualification and whether or not such application has been granted or denied: Not applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the Issuer, confirm that the following statement does not apply to the Issuer:

No part of the proposed offering involves the resale of securities by affiliates of the Issuer. Accordingly, this is not applicable.

ITEM 4. Jurisdictions in Which Securities are to be Offered

(a) List the jurisdictions in which securities are to be offered by underwriters, dealers or salespersons: None.

(b) List the jurisdictions in which securities are to be offered other than by underwriters, dealers or salespersons and state the method by which securities are to be offered: We intend to advertise and hold investment meetings in various states where the offering will be registered. We will also distribute the prospectus to potential investors at the meetings and to our friends and relatives who are interested in us and a possible investment in the offering. Currently, we are contemplating offering the securities in New York, New Jersey and Florida.

ITEM 5. Unregistered Securities Issued or Sold Within One Year.

(a) As to any unregistered securities issued or sold by the Issuer or any of its predecessors or affiliated issuers within one year,

(1) The name of such issuer: The OLB Group, Inc.

(2) The title and amount of securities of securities issued: In connection with the merger of the Issuer with its predecessor, OLB.com (On-line Business), Inc, a New York corporation, each of the former stockholders of OLB.com received five shares of common stock of The OLB Group, Inc. in exchange or each outstanding share of OLB.com common stock and the former holders of the Series A and Series B Preferred Stock of OLB.com received warrants to purchase an aggregate of 11,469,316 shares of our common stock at an exercise of $0.20 per share.

(3) The aggregate offering price or other consideration for which they were issued and the basis for computing the amount thereof: The 1:5 exchange ratio was arbitrarily determined by the Issuer and does not bear any relationship to assets, book value or any other objective criteria of value.

(4) The names and identities of the persons to whom the securities were issued:

Names of individual investors and companies			
Ronny Yakov	Marc Sperling	Charles Kurtzman	Elron Electronic Industries Ltd.
Zvi Alon	Moshe Rosen	Dave Caplaca	Mesca S.A.
Ruth Alon	Simon Glick	Ray Puzio	Cartago Holding
Ira Newdow	Ron Lubash	Richard Adelman	Shrem, Fudim, Kelner & Co.
Barry Cohen	Jerry Grossman	Anthony Celentano	Paragon Capital
Bob Marbut	Leonard Cohen	Michael Clofine	Paulson Partners
Avner Landau	Nicholus Krutsios	Michele Finzi	Charles Wilson and Betty Trust
Gene Salkins	Rudolf Konegen	Jack Gilbert	Trustees of the Century Trust
Yelena Yesha	Brian Rogers	Harry Goldenberg	Louis Glick & Company

Harvey Krueger	Lisa Bialkin	John Herzog	Frank Yuan
Lee Levine	Mark Newdow	Chang Hsueh	Phil DeFina Jr.
Rachel Levitan	Jacob Goldfield	James Lee	Si-Tuo Hsu
Mike Newdow	Tom Walsh	Ko Lin	Dick Ross
Dick Ross	Bob Chang	David Liu	
Bob Hendricks	Felix Chen	Robert Yu	

(b) As to any unregistered securities of the Issuer or any of its predecessors or affiliated issuers that were sold within one year prior to the filing date of this Form 1-A which were sold by or for the account of any who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a): Not applicable.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the and state briefly the facts relied upon for such exemption: The exchange of the OLB.com shares for the shares of the Issuer was done in reliance of an exemption from registration pursuant to Section 4(2) of the Securities Act. Attached hereto as Exhibit 10.2 is a copy of the opinion of our former counsel, dated April 26, 2005, setting forth the facts relied upon for such exemption.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering:

Neither the Issuer nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution: None.

(2) To stabilize the market for any of the securities to be offered: None

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation: Not applicable.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed: Not Applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee, furnish a brief statement of the nature of such contingent basis, interest or connection: None.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification: None.

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

SUBJECT TO COMPLETION, DATED ____, 2006

PRELIMINARY OFFERING CIRCULAR

THE OLB GROUP, INC.

Shares of Common Stock at $0.50 per share

The OLB Group, Inc. ("we", "us", or the "Company") is an e-commerce service provider engaged in the development of software products and other services designed to help businesses sell products over the internet without committing significant resources. We are currently developing two software products: ShopFast Direct Shopping Database™ ("ShopFast DSD"), and ShopFast Profit Center™ ("ShopFast PC"). Each of these software products enables the user of the software to create an internet website from which such user can sell products located on a database maintained by us.

We currently expect to commence marketing our e-commerce software and services by the end of the first quarter of 2006.

We are hereby offering on, a "best efforts, no minimum" basis, up to 10,000,000 shares of our common stock at a price of $0.50 per share. Accordingly, this offering is not contingent on a minimum number of shares to be sold and is on a first-come, first-served basis. Subscriptions are irrevocable. The offering will begin on the date of this offering circular and will continue until the earlier of our sale of all of the shares offered hereby and such date as we may terminate the offering, but in no event later than one year from the date hereof. No escrow account has been established and we will receive all proceeds from the sale of these shares, after expenses. All excess subscriptions will be promptly returned to subscribers without interest or deduction for commissions or expenses.

	Price to Public	**Underwriting Discounts/Commissions**	**Proceeds to Issuer** [1]
Per share	$0.50	-0-	$4,950,000 [2]

[1] Estimated offering expenses of $50,000 will be borne by us and will be payable from these proceeds.
[2] Assumes all of the shares offered hereby are sold directly by us.

Our common stock is quoted on the OTC Pink Sheets under the symbol "OLBG." On December 28, 2005, the high bid price was $0.51 and the low bid price was $0.20 each holder of Common Stock is entitled to one vote for each share held of record and is not entitled to vote on a cumulative basis. The Common Stock is not entitled to preemptive rights and is not subject to redemption.

Our principal executive offices are located at 1120 Avenue of the Americas, Fourth Floor, New York, NY 10036 and our telephone number is (212) 278-0900. Our website is located at http://www.olb.com (the information contained in our website is not a part of this offering circular and no portion of such information is incorporated herein).

Investing in these securities involves substantial risk. See "Risk Factors" beginning on page 12.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

The date of this offering circular is ____ , 2006

TABLE OF CONTENTS

SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Summary Information

Forward Looking Statements

Certain information contained in this offering circular that does not relate to historical facts may be deemed to constitute "forward-looking statements. Words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe," "plan" or similar expressions identify some, but not all, of the "forward looking statements" contained in this report. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. We wish to caution readers not to place undue reliance on these forward looking statements, which speak only as of the date made. Except as otherwise required pursuant to applicable federal securities laws, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Among the factors that could cause our actual results in the future to differ materially from any opinions or statements expressed with respect to future periods are competitive industry conditions and various other factors set forth under the heading "Risk Factors" and elsewhere in this offering circular.

Our Business

We are an e-commerce service provider engaged in the development of software products and other services designed to help businesses sell products over the internet. We are currently developing two software products: ShopFast Direct Shopping Database™ ("ShopFast DSD"), and ShopFast Profit Center™ ("ShopFast PC"). Each of these software products enables the user of the software to create an internet website from which such user can sell products located on a database maintained by us (the "OLB Database"). Throughout this offering circular, our "client" refers to the person who purchases and uses either ShopFast DSD or ShopFast PC.

Our OLB Database contains a "virtual inventory" of over three million products, including computer and office supplies, electronic products, sports apparel, compact discs, books, fine Belgian chocolates, flowers, cosmetics, beauty products, and fragrances. We characterize as "virtual" the inventory of the products contained on our OLB Database because such products will be supplied by third-party suppliers, not us. Throughout this offering circular, "supplier" means the person who provides the products ordered from the OLB Database. We do not own the products found on our OLB Database, and we do not carry any inventories of such items. We do not have a warehouse or any warehouse employees. We will depend on suppliers to fulfill the orders for any products purchased from the OLB Database.

As further discussed below, ShopFast DSD is a collection of software programs that are packaged together into what is known as a software suite. ShopFast DSD enables a client to create a customized website, pursuant to any of our client's specifications, for the sale of products from the OLB Database. We will work together with our client to customize such website to include our client's logos, desired design layout, and any other desired features.

ShopFast PC also is a software suite. ShopFast PC enables our client to create on its own a standard website pre-designed by us for the sale of products from the OLB Database. Our client may choose from a selection of our pre-designed logos, design layouts, and color schemes for the website. Further, our client may personalize certain of the information on the website, by adding the client's name, slogan, and other information about the client.

Throughout this offering circular, "Internet Storefront" means the website that is created for our client using either ShopFast DSD or ShopFast PC for the sale of products from our OLB Database. As an additional service provided to our clients, we will host the Internet Storefronts. This means that the website will be placed on our server, which is simply a computer connected to the internet for the purpose of serving up web sites which people can access from the internet. We will provide an internet address for the Internet Storefront, which can be personalized by the client. For example, if the client's company name is "Rick's Books", then the internet address can be personalized as http://rickbooks.shopfast.com.

With either software program, once our client's Internet Storefront is established, our client can sell the products contained on our OLB Database to visitors of the Internet Storefront. Throughout this offering circular, "client's customer" means the person who purchases products from our client's Internet Storefront. As further discussed below, our clients will earn a commission on sales made from their Internet Storefronts, and we will retain any remaining profits. In addition, both ShopFast DSD and ShopFast PC enable the client to create various reports summarizing information such as sales, profits, and number of visitors to the Internet Storefront.

As additional services to our clients, we will process the orders made on the Internet Storefronts. A typical order will be processed as follows: The client's customer will place the order on the Internet Storefront and pay for it by providing his or her credit card information on the Internet Storefront. Upon the placement of an order, we will automatically receive a copy of the order electronically, and the funds from the credit card payment will be paid from the credit card company directly to us. We will then purchase the ordered products from the appropriate suppliers and arrange for them to be delivered directly by the supplier to the client's customer. We will also send an e-mail to the client's customer confirming that the order has been placed and providing the approximate date that the order will be shipped. The supplier will thereafter provide us an invoice for the products purchased, which we will pay in accordance with its terms. We will also pay to our client a commission on the products sold, which commission will be paid once a month with respect to all products sold by such client during the preceding month. Any remaining profits will be retained by us.

We intend to generate revenues from the following sources:

(1) sales of ShopFast DSD and ShopFast PC to our clients;

(2) sales of the related services we provide to our clients, including maintenance of the OLB Database and processing of orders made on our clients' websites for products from the OLB Database; and

(3) profits from sales of the products from the OLB Databases remaining after we pay commissions to the client.

Since ShopFast DSD will be customized for each client, we will negotiate with each client the purchase price of the ShopFast DSD software, the related services we provide, and the commission payable to our client on sales made by such client. The purchase price of the ShopFast PC software and the related services we provide will be standard for all our clients and not subject to negotiation. The purchase price of the ShopFast PC software will be $59.95. The services we provide, including maintenance of our OLB Database and the processing of orders placed for products from our OLB Database, will be made available for an additional fee of $9.95 per month. The commission that we will pay to a client using ShopFast PC will be a percentage of the gross revenues generated by such client with respect to each type of product. The specific amount of such percentage depends on the type of product sold and can range from 2.5% to 60%.

Our Company

We were incorporated in the State of Delaware on November 18, 2004 for the purpose of merging with OLB.com (On-line Business), Inc., a New York corporation incorporated in 1993. The merger was done for the purpose of changing our state of incorporation from New York to Delaware.

OLB.com merged with and into us on January 7, 2005. As result of the merger, we acquired all of the assets of OLB.com, including its intellectual property assets. In connection with the merger, each of the former stockholders of OLB.com received five shares of our common stock in exchange for each outstanding share of OLB.com common stock and the former holders of the Series A and Series B

Preferred Stock of OLB.com received warrants to purchase shares of our common stock. An aggregate of 26,901,963 shares of common stock were issued in connection with the merger.

On January 6, 2003, we executed a merger agreement with MetaSource Group ("MTSR"), a Nevada company, whereby MTSR would acquire all the outstanding shares of OLB.com. The purpose of such merger would have been to make available to us additional sources of cash and certain development capabilities of a subsidiary of MTSR that engaged in business in China. The merger was rescinded on September 27, 2004 and a settlement agreement was entered into because MTSR defaulted under the merger agreement, failed to provide cash to us, and did not make available to us the development capabilities of its Chinese subsidiary. Under the terms of the settlement agreement, on November 18, 2004 OLB.com, Inc. was merged with and into The OLB Group, Inc., a Delaware corporation. Pursuant to such settlement agreement, we also delivered to the shareholders of MTSR 189,208 shares (representing approximately 4.9%) of our common stock. These shares are being held in escrow until we file a registration statement, which is currently not anticipated. As consideration and in exchange for the transfer of our shares, MTSR delivered 376,064 (representing 1.88 %) shares of common stock to our former shareholders.

We are authorized to issue 200,000,000 shares of common stock, par value $0.01per share, and 50,000,000 shares of preferred stock, par value $0.01per share. We currently have 28,401,963 shares of common stock issued and outstanding, and options and warrants to purchase an aggregate of 11,469,316 shares of our common stock at an exercise of $0.20 per share are currently outstanding. No shares of preferred stock are currently outstanding. Our fiscal year end date is December 31.

Summary Description of the Offering

Securities Offered:	Up to 10,000,000 shares of our common stock, par value $0.01 per share
Public Offering Price:	$0.50 per share
Offering Terms:	"Best efforts, no minimum." Accordingly, this offering is not contingent on a minimum number of shares to be sold and is on a first-come, first-served basis. Subscriptions are irrevocable. No escrow account has been established and we will receive all the proceeds from the sale of these shares, after expenses. Excess subscriptions will be promptly returned to subscribers without interest or deduction for interest or commissions.
Offering Period:	The offering will begin on the date of this offering circular and will continue until the earlier of our sale of all of the shares offered hereby and such date as we may terminate the offering, but in no event later than one year from the date hereof.
Use of Proceeds:	Assuming we sell all of the shares of the shares offered hereby, we intend to use the net proceeds of this offering, after payment of offering expenses, estimated at $50,000 to: (i) finance the completion of development of our ShopFast software products; (ii) finance advertising and marketing of our products (iii) pay expenses in connection with maintenance of our e-commerce resources; (iv) to finance the acquisition of complementary businesses or assets; and (v) for general working capital purposes.

Risk Factors:	The offering involves a high degree of risk. Please refer to ''Risk Factors'' for a description of the risk factors you should consider.
OTC Pink Sheets symbol:	OLBG

Risk Factors

Investing in our securities involves a high degree of risk. You should carefully consider the following risks, as well as the other information in this prospectus, before deciding whether to invest in our securities. If any of the following risks actually occur, our business, financial condition, results of operations and liquidity could suffer. In that event, the trading price of our ordinary shares could decline and you might lose all or part of your investment.

Risks Relating to Our Business

We have incurred and will continue to incur financial losses until we are able to generate sufficient revenues from operations to offset such expenditures, and we will require additional financing, which may not be available when needed. If our business plans are not successful, we may not be able to continue operations as a going concern and our stockholders may lose their entire investment in us.

We currently have minimal revenues from operations. We have incurred net losses in 2003, 2004 and in the nine months ended September 30, 2005 of approximately $480,000, $336,000 and $225,000, respectively, and, as of September 30, 2005, we had a working capital deficit of approximately $1,184,000. Our auditors have indicated that our past losses from operations and our working capital deficit raise substantial doubt as to our ability to continue as a going concern. These factors raise substantial doubt that we will be able to continue operations as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern.

Our ability to continue as a going concern is dependent upon our generating cash flow sufficient to fund operations and reducing operating expenses. We expect to incur significant up-front expenditures in connection with our e-commerce operations, including increased expenditures relating to marketing and sales and development of web sites for new clients, which will result in continuing operating losses. While we currently expect to commence marketing our e-commerce software and services by the end of the first quarter of 2006, we anticipate that losses will continue until we attract and retain a sufficient number of clients for our products and services and are able to generate sufficient revenues from the e-commerce websites of such clients to offset such expenditures. Historically, we have not derived positive cash flow from a web site until it has been in operation for six to nine months. Our business plans may not be successful in addressing these issues. If we cannot continue as a going concern, our stockholders may lose their entire investment in us.

Even if we receive the maximum proceeds from the offering, we can finance our operations for only 24 months. Our continued existence beyond 24 months is dependent on generating sufficient revenues or obtaining additional financing.

During the offering period, we will fund our working capital requirements by obtaining loans and other extensions of credit from Ronny Yakov, who is our largest shareholder, and third parties. Assuming that we sell all of the shares offered hereby, we project that the net proceeds of this offering will be sufficient to finance our operations for a period of only 24 months from the date of this offering circular. At such time, unless we are generating sufficient revenues, we will require additional financing. Accordingly, our continued existence is dependent on our ability to generate revenues and obtain additional financing. We cannot assure you that we will generate revenues or positive cash flow or succeed in obtaining the financing necessary for our operations when needed and on acceptable terms, or at all. Our failure to obtain additional financing when needed will have a material adverse effect on our business, financial condition and prospects. If we cannot obtain such additional financing, our stockholders may lose their entire investment in us.

We will be dependent on a limited number of suppliers, and we currently have no agreements or arrangements with any suppliers.

We anticipate that our business will be dependent on a limited number of suppliers (who may also be ShopFast DSD clients) engaged in competitive businesses such as sales of books, music, video, and travel supplies. We currently have no agreements or arrangements with any suppliers. The loss of any supplier or a decline in the economic prospects or activity of principal supplier could materially and adversely affect our financial condition and operating results, and our stockholders may lose their entire investment in us.

We may incur losses in future periods, which could reduce investor confidence and cause our share price to decline.

We expect to increase our sales and marketing expenses, research and development expenses and general and administrative expenses, and we cannot be certain that our revenues will grow at a rate sufficient to cover these costs, if at all. Accordingly, we may be unable to operate profitably, even if we develop operations and generate revenues.

We will be dependent on third parties over whom we have only limited control or no control.

We do not carry any inventories and do not have any warehouse employees or facilities. We will be dependent on our suppliers to fulfill customer orders and ship merchandise directly to consumers on a timely and competitive basis.

While we have only limited control over the fulfillment and shipping procedures of our suppliers, we assume the risk of product delivery upon shipment. Poor performance by our suppliers would adversely affect our business and reputation. We plan to initiate a money back guarantee policy for our ShopFast PC individual and small business customers, who we refer to as "resellers," which will permit resellers to return this product to us within 30 days if not satisfied. Based on our internal records showing what percentage of our software products have been returned by our clients, we currently anticipate that not more than 5% of resellers will return the software; however, the actual number of returns could be significantly higher. A materially larger number of returns could lower our margins.

Our business also depends on the ability of our suppliers to provide products at competitive prices in sufficient quantities and of acceptable quality. We cannot assure that you our suppliers will continue to sell merchandise on favorable terms or that we will be able to establish new, or extend current, relationships to ensure acquisition and delivery of merchandise in a timely and efficient manner and on acceptable commercial terms.

We also depend on third party communications providers to enable internet users to access our resellers' web sites and the ShopFast DSD website which we intend to establish when the ShopFast DSB becomes ready for sale. These web sites could experience disruptions or interruptions in service due to failures by these providers. In addition, end-users depend on Internet service providers, online service providers and other web site operators for access to these web sites. Each of these groups has experienced significant outages in the past and could experience outages, delays and other difficulties due to system failures unrelated to our systems. Material delays and system failures would adversely affect our operations and could have material adverse effect on our business, prospects and financial condition.

We have changed the focus of our business and are subject to many of the risks associated with a new business .

We commenced e-commerce operations in 1997, and discontinued our digital services business in 1999. In January 2003, we revised our e-commerce business plan by undertaking the redesign and redevelopment of our products and changing our marketing strategy. Such redesign of our products was made for the purpose of incorporating into our products current technologies and software that make the products easier to use. To aid us in redesigning and developing our ShopFast PC and ShopFast DSD, we have retained six freelance software developers, some of which are operating in India. Such software developers are responsible for ensuring that the features of our software products work properly, resolving any problems in the software, and developing any new features that we desire to add. The software developers are paid an hourly fee for their services. No written agreements have been entered into with such software developers, except for an Equipment Co-Location and Maintenance Service Agreement that we have entered into with Broadview Networks Inc. A copy of such agreement has been annexed hereto as Exhibit 10.3. A risk of outsourcing the development of our products to software developers operating in India is that it will be difficult for us to obtain any legal redress should such developers fail to fulfill their obligations or carry out their work properly.

In addition, to marketing to existing businesses as we have in the past, our new business plan contemplates selling our ShopFast PC product to individuals and small businesses wishing to launch e-commerce businesses. We plan to use television infomercials and other advertising venues to market our product.

We have limited experience in developing and commercializing new products and services delivered over the Internet and there is limited information available concerning the potential market acceptance of our products and services Although we have processed approximately 250,000 orders for the purchase of products or services over the Internet since 1999, such experience is limited compared to that of major internet retailers such as Amazon.com and Ebay.com.

Accordingly, effectively, we are subject to all of the risks, expenses, delays, problems and difficulties frequently encountered in the establishment of a new enterprise in an emerging and rapidly evolving industry characterized by an increasing number of new Internet products and services.

The effective execution of our business will be largely dependent upon our ability to:

- obtain adequate financing;
- successively complete the development and testing of our redesigned products;
- achieve significant market acceptance for our products and services;
- expand our resources and increase system capacity; and
- hire and retain skilled management, technical, marketing and other personnel.

We cannot you assure that we will be able to successfully execute our business or that unanticipated expenses, problems or technical difficulties will not result in material delays in its implementation. If we fail to effectively implement our business plan, our business, financial condition and prospects will be materially and adversely effected.

E-commerce is still an evolving market and we cannot assure you of the market acceptance we require in order to become profitable.

The business of selling goods over the Internet is relatively new and is still rapidly evolving. Demand and market acceptance for recently introduced products and services over the Internet are subject to a high level of uncertainty. Demand for our products and services could be negatively affected by:

- inadequate development of Internet resources;
- security and privacy concerns; and
- inconsistent service quality.

Our success is dependent upon the ability of the internet resources to support increased use. The performance and reliability of the world wide web may decline as the number of users increases or the bandwidth requirements of users increase. The web has experienced a variety of outages due to damage to portions of its resources. If outages or delays occur in the future, web usage could decline.

Our future revenue and profits depend upon the widespread acceptance and use of the web as an effective medium of commerce by consumers. Rapid growth in the use of the web and commercial online services is a recent phenomenon. We cannot assure that a sufficiently broad base of consumers will adopt, and continue to use, the web as a medium of commerce. Failure of the web and online services to become a viable commercial marketplace would materially adversely affect our business, prospects and financial condition.

Growth in the use of the Internet as a medium for consumer commerce may not continue. Concerns about fraud, privacy, and other problems may discourage additional consumers from adopting the Internet as a medium of commerce. Market acceptance for recently introduced services and products over the Internet is highly uncertain, and there are few proven services and products. Acquiring users for our services may become more difficult and costly than expected. If we are unable to acquire users for our services, our business will be adversely impacted, and our stockholders may lose their entire investment.

We are subject to significant competition and may be unable to keep up with the technology and pricing of our competition.

Online retail shopping is relatively new, rapidly evolving and intensely competitive. We expect competition in the online commerce market to intensify in the future. Barriers to entry are minimal, and current and new competitors can launch new sites at a relatively low cost. In addition, the retail shopping industry is intensely competitive. We currently or potentially compete with a variety of other companies, including traditional stores, non-traditional retailers, such as television retailers and mail order catalogues, and other online retailers. Competitive pressures created by any one of the foregoing, or by our competitors collectively, could have a material adverse effect on us. Our competition includes Internet Treasure Chest, vStore, and Monster Commerce and also large internet retailers such as Amazon, Yahoo, eBay and half.com.

We believe that our business model is unique. The options generally available to a retailer desiring to sell goods or services on the internet involve a large up-front investment, lengthy development cycle and recurring maintenance and update costs and we plan to provide a cost effective and efficient alternative to our clients. Clients who purchase and use our ShopFast DSD and ShopFast PC will not have to invest in hardware, software or staffing. Instead, they will be able to access our existing resources. Our clients will be able to use ShopFast DSD or ShopFast PC, as may be the case, without having to purchase additional software or hardware. Also, our ShopFast DSD and ShopFast PC has been designed to be easily installed and operated by persons not having computer expertise; accordingly, our clients can use our software products without having to employ additional staff having computer expertise. Any websites that may be created by our clients with ShopFast DSD will be hosted by us, meaning that the website can be placed on our server, which is a computer connected to the internet for the purpose of serving up web sites which people can access from the internet. We believe our software and services will offer the quickest and most direct way for any business or individual to begin selling products over the Internet. Nonetheless, we cannot assure you that we will be able to compete with our competitors.

We believe that the principal competitive factors in our market are brand recognition, selection, personalized services, convenience, price, accessibility, customer service, quality of search tools, quality of site content, reliability and speed of fulfillment. Many of our current and potential competitors, including those mentioned in the preceding paragraph, have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than us. In addition, on-line retailers may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as use of the Internet and other on-line services increases. Certain of our competitors may be able to secure merchandise from manufacturers on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to web site and systems development than we do. Increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise. We cannot assure you that we will be able to compete successfully against current and future competitors. Competitive pressures faced by us may have a material adverse effect on business, financial condition and results of operations. We are dependent upon our proprietary technology and are subject to the risk of third party infringement claims.

Our success and ability to compete is dependent in significant part upon our proprietary software technology. We rely upon a combination of trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. Currently we have no patents or trademarks on file to protect our intellectual property. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. We cannot assure that the steps taken by us to protect our proprietary technology will prevent misappropriation of such technology, and such protections may not preclude competitors from developing products with functionality or features similar to our products. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. Such royalty or licensing agreements, if required, may not be available on terms acceptable to to us or at all. In the event of a successful claim of product infringement against us and our failure or inability to develop a non-infringing technology or license the infringed or similar technology our business, results or financial condition could be materially and adversely affected.

Failure of our hardware systems could have a material adverse effect our business.

Our ability to successfully receive and fulfill orders and provide high-quality customer service, largely depends on the efficient and uninterrupted operation of our computer and communications hardware systems linking us to our suppliers who are responsible for fulfilling such orders. We depend on such computer hardware systems for receiving orders for the products included in our OLB Database and communicating with our suppliers, clients, and customers of our clients. Typically, a customer of our client will use a client's Internet Storefront to place an order for products included on the OLB Database. The purchase price of such products will be paid by the customer's client by providing his or her credit card information on the Internet Storefront. Upon the placement of an order, we will automatically receive through our software systems a copy of the order electronically, and the funds from the credit card payment will be paid from the credit card company directly to us. The products contained on our OLB Database will be supplied by third-party suppliers, not us. We will arrange electronically through our software for the ordered products to be purchased from the appropriate suppliers delivered directly by the supplier to the client's customer. We will also send an e-mail to the client's customer confirming that the order has been placed and providing the approximate date that the order will be shipped. We depend on our computer hardware systems throughout such processing of an order, and the failure of such systems will have an adverse effect on our ability to process an order efficiently

Our systems are vulnerable to damage or interruptions from fire, flood, power loss, telecommunications failures, break-ins and similar events. We presently do not have redundant systems and do not have a formal disaster recovery plan. We carry limited business interruption insurance to compensate us for losses that may occur. In event of the failure of computer and communication systems, such insurance may be insufficient to cover all the damages. An event of the magnitude of September 11, 2001, could severely impact our operations and have a material adverse effect on our business, financial condition and operating results.

Our network resources may be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. Computer viruses or problems caused by third parties could lead to material interruptions, delays or cessation in service to resellers and customers. Inappropriate use of the internet by third parties could also potentially jeopardize the security of confidential information stored in the computer systems of our resellers

We are dependent on our network capacity and will need additional capital to expand it.

We depend on computer hardware and software systems for receiving orders for the products included in our OLB Database and communicating with our suppliers, clients, and customers of our clients. Our current hardware and software systems will enable us to process such orders for a maximum of 20,000 clients. In order to process orders for more than 20,000 clients, the Company will need to acquire additional hardware and software systems.

Our operations will depend upon the capacity, reliability and security of our network resources. We currently have limited network capacity and will be required to continually expand our network resources to accommodate significant numbers of users and increasing amounts of information they may wish to access. Expansion of our network resources will require substantial financial, operational and management resources. We cannot assure that you we will be able to expand our network resources to meet potential demand on a timely basis, at a commercially reasonable cost, or at all. Our failure to expand its network resources on a timely basis would have a material adverse effect on our business, financial condition and results of operations.

We are dependent on our Chief Executive Officer, the loss of whom could have a material adverse effect on us.

Our future success depends in significant part upon the continued service of Ronny Yakov, our Chairman and Chief Executive Officer. Mr. Yakov has outsourced the development of our product and the future marketing of the product to a small team of developers and personnel. Our future success depends on our ability to attract and retain highly qualified management, technical, sales and marketing personnel. Competition for such personnel is intense, and we have, at times in the past, experienced difficulty in recruiting qualified personnel. We do not carry key man insurance for Mr. Yakov.

We will assume certain risks of our suppliers, including the risk of loss on product shipments.

The products contained on our OLB Database that are sold by our clients on their Internet Storefronts will be supplied by third-party suppliers, not us. We do not own the products found on our OLB Database, and we do not carry any inventories of such items. We do not have a warehouse or any warehouse employees. We will depend on suppliers to fulfill the orders for any products purchased from the OLB Database.

Typically, a client's customer will place the order on the Internet Storefront and pay for it by providing his or her credit card information on the Internet Storefront. Upon the placement of an order, we will automatically receive a copy of the order electronically, and the funds from the credit card payment will be paid from the credit card company directly to us. We will then purchase the ordered products from the appropriate suppliers and arrange for them to be delivered directly by the supplier to the client's customer. The supplier will thereafter provide us an invoice for the products purchased, which we will pay in accordance with its terms. We will also pay to our client a commission on the products sold, which commission will be paid once a month with respect to all products sold by such client during the preceding month. Any remaining profits will be retained by us.

Although we currently have no agreements, we hope to enter into agreements with suppliers which will require them to pay us a specified percentage of total product sales offered by us over the Internet. We will recognize revenues on product sales when goods are shipped by our suppliers. We will recognize the amount due to suppliers (i.e., total product sales less the our specified percentage) in cost of sales. In order for us to adopt this accounting policy, we will assume the risk of loss on product shipments and bear the credit risk with respect to product sales. An unanticipated delay in shipping, or substantial shipments of defective goods could result in our absorbing the loss. If such losses are material, our business financial condition and operating results could be adversely affected.

We are exposed to the security risks of engaging in e-commerce.

The need to securely transmit confidential information, such as credit card and other personal information, over the Internet has been a significant barrier to e-commerce. We will rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information, such as customer credit card numbers. We cannot assure you that advances in computer capabilities, new discoveries in the field of cryptography or other events or developments will not result in a compromise or breach of the algorithms used by us to protect customer transaction data. Any publicized compromise of security could deter people from using the web for e-commerce transactions. Such security concerns could reduce the e-commerce market, force us to incur significant costs to protect ourselves from the threat of problems caused by such security breaches, and thereby materially and adversely effect our business, financial condition and operating results.

We could be subject to product liability claims.

We may be subject to product liability claims if people or property are harmed by the products sold by third party resellers in connection with ShopFast PC. Some of the products sold may expose us to product liability claims relating to personal injury, death, or property damage caused by such products. Our agreements with our customers, whom we refer to as ShopFast business partners, will not typically contain provisions designed to limit our exposure to potential product liability claims. Further, any limitation of liability provisions contained in such agreements may not be effective under the laws of certain jurisdictions. Although we have not experienced any material product liability claims to date, there can be no assurance that we will not be subject to such claims. We currently do not have insurance coverage against product liability and errors and omissions claims and there can be no assurance that such insurance will continue to be available to us on commercially reasonable terms or at all. A successful product liability claim of significant magnitude brought against us would have a material adverse effect on our business, prospects and financial condition.

Our business is seasonal and quarterly operating results can be expected to fluctuate significantly.

Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors. Many of these factors are outside our control and include:

- seasonal fluctuations in consumer purchasing patterns;
- timing of, response to and quantity of ShopFast DSD business clients and ShopFast PC resellers;
- changes in the growth rate of internet usage;
- actions of our competitors;
- the timing and amount of costs relating to the expansion of our operations;
- general economic and market conditions;
- system failures, security breaches or Internet downtime;
- difficulty in upgrading our information technology systems and resources
- the costs of acquisitions and risks of integration of acquired businesses.

Our revenue for the foreseeable future will remain primarily dependent on online user traffic levels, online sales of merchandise appearing on the websites of ShopFast DSD business partners and ShopFast PC resellers. Such future revenues are difficult to forecast. Any shortfall in revenues in relation to our expenses would have a material adverse effect on our business, prospects and financial condition. Moreover, many of our expenses are fixed in the short term and determined based on our investment plans and estimates of future revenues. We expect to incur significant new expenses in further developing our technology and service offerings, as well as in advertising and promotion to attract and retain consumers and merchants, before generating associated revenues. We may be unable to adjust our expenditures quickly enough to compensate for any unexpected revenue shortfall. For these or other reasons, our financial results in future quarters may fall below the expectations of management or investors and the price of, and long-term demand for, our shares could decline.

Our limited operating history in the e-commerce market makes it difficult to ascertain the effects of seasonality on our business. If seasonal and cyclical patterns emerge in Internet consumer purchasing, our results of operations from quarter to quarter will be less comparable. We expect sales to fluctuate in a manner similar to that of the retail brick and mortar sales industry and, accordingly, believe that our sales will peak during our fiscal fourth quarter.

Investors should not rely on quarter-to-quarter comparisons of our results of operations as indicative of future performance. It is possible that in future periods, our results of operations may not meet expectations.

Government regulation and legal uncertainties may damage our business.

We are subject to the same foreign and domestic laws as other companies conducting business on and off the Internet. Today, there are still relatively few laws specifically directed towards online services. However, due to the increasing popularity and use of the Internet and online services, many laws relating to the Internet are being debated at all levels of government and it is possible that such laws and regulations will be adopted. These laws and regulations could cover issues such as user privacy, freedom of expression, pricing, fraud, content and quality of products and services, taxation, advertising, intellectual property rights, and information security. It is not clear how existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel and defamation, obscenity, and personal privacy apply to online businesses. The vast majority of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Those laws that do reference the Internet, such as the U.S. Digital Millennium Copyright Act have begun to be interpreted by the courts, but their applicability and scope remain somewhat uncertain..

Accordingly, the laws and regulations applicable to the Internet and our business in the jurisdictions where we expect to operate are evolving. Governments may adopt new laws and regulations governing the Internet and the conduct of business on the Internet that could increase our costs of doing business or limit the attractiveness of online shopping. Additionally, consumer protection and safety laws applicable to products included in our OLB Database and sold in connection with ShopFast PC or ShopFast DSD may differ from product to product or merchant to merchant, and some products or merchants may be subject to more extensive governmental regulations than others. These laws and regulations could expose us to substantial compliance costs and liability. In response to these laws and regulations, whether proposed or enacted, as well as public opinion, we may choose to limit the types of merchants or products we will include in our OLB Database, which could, in turn, decrease the desirability of our service and reduce our revenues.

Imposition of sales and other taxes may damage our business.

The application of indirect taxes (such as sales and use tax, value added tax, or VAT, goods and services tax, business tax, and gross receipt tax) to e-commerce businesses such as our company and our clients is a complex and evolving issue. Many of the fundamental statutes and regulations that impose these taxes were established before the growth of the Internet and e-commerce. In many cases, it is not clear how existing statutes apply to the Internet or e-commerce. In addition, some jurisdictions have implemented or may implement laws specifically addressing the Internet or some aspect of e-commerce. The application of existing, new, or future laws could have adverse effects on our business.

Several proposals have been made at the U.S. state and local level that would impose additional taxes on the sale of goods and services through the Internet. These proposals, if adopted, could substantially impair the growth of e-commerce, and could diminish our opportunity to derive financial benefit from our activities. In December 2004, the U.S. federal government enacted legislation extending the moratorium on states and other local authorities imposing access or discriminatory taxes on the Internet through November 2007. This moratorium does not prohibit federal, state, or local authorities from collecting taxes on our income or from collecting taxes that are due under existing tax rules. The imposition of Internet usage taxes or enhanced enforcement of sales tax laws could make online shopping less attractive to consumers, which could have an adverse effect our business, financial condition and operating results.

Our market may undergo rapid technological change and any inability to meet the changing needs of our industry could harm our financial performance.

The markets in which we compete are characterized by rapidly changing technology, evolving industry standards, frequent new service announcements, introductions and enhancements, and changing consumer demands. We may not be able to keep up with these rapid changes. As a result, our future success depends on our ability to adapt to rapidly changing technologies, to respond to evolving industry standards and to improve the performance, features and reliability of our service. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes may require us to incur substantial expenditures to modify or adapt our service and resources, which could harm our financial performance and liquidity.

The rapid evolution of our industry makes it difficult for investors to evaluate our business prospects, and may result in significant declines in our share price.

Internet commerce has grown rapidly in recent years and consumer usage patterns have continually evolved. During this period, many businesses related to Internet commerce have failed, and many new shopping services have been introduced and some have failed. Because Internet commerce is a young industry, we have may need to frequently change websites and other aspects of our business operations. Some of the special risks we face in our rapidly-evolving industry are:

- difficulties in forecasting trends that may affect our operations,
- challenges in attracting and retaining consumers and merchants;
- significant dependence on a small number of revenue sources;
- evolving industry demands that require us to adapt the prices at we which offer our software products and related services from time to time; and
- adverse technological changes and regulatory developments.

Our ShopFast software offers quick execution and creation of an online store with millions of products aggregated from different suppliers and fulfillment sources to the network. However, we may be unable to keep up with the technological developments of our competitors. If we are unable to overcome these risks and difficulties as we encounter them, our business, financial condition and results of operations may be adversely effected.

Our growth may be dependent on our ability to complete acquisitions and integrate operations of acquired businesses.

A portion of the net proceeds of this offering are allocated to, and our growth strategy includes, acquisitions of other businesses. We may not be able to make acquisitions in the future and any acquisitions we do make may not be successful. Furthermore, future acquisitions may have a material adverse effect upon our operating results, particularly in periods immediately following the consummation of those transactions while the operations of the acquired businesses are being integrated into our operations.

Achieving the benefits of acquisitions depends on the timely, efficient and successful execution of a number of post-acquisition events, including integrating the business of the acquired company into our operations. We may not be able to successfully integrate the acquired company's operations or personnel, or realize the anticipated benefits of the acquisition. Our ability to integrate acquisitions may be adversely affected by many factors, including the relatively large size of a business and the allocation of our limited management resources among various integration efforts.

In connection with the acquisitions of businesses in the future, we may decide to consolidate the operations of any acquired business with our existing operations or make other changes with respect to the acquired business, which could result in special charges or other expenses. Our results of operations also may be adversely affected by expenses we incur in making acquisitions, by amortization of acquisition-related intangible assets with definite lives and by additional depreciation expense attributable to acquired assets. Any of the businesses we acquire may also have liabilities or adverse operating issues, including some that we fail to discover before the acquisition, and indemnity for such liabilities typically are limited and may, with respect to future acquisitions, also be limited. Additionally, our ability to make any future acquisitions may depend upon obtaining additional financing. We may not be able to obtain additional financing on acceptable terms or at all. To the extent that we seek to acquire other businesses in exchange for our common stock, fluctuations in our stock price could have a material adverse effect on our ability to complete acquisitions.

Risks Relating to This Offering and Our Securities

This offering is being made a on a "best efforts, no minimum basis" with no escrow account and so that we will receive all proceeds from sales even if we do not sell all of the shares offered hereby.

We are making this offering on a "best efforts basis," and we need not sell any minimum number of shares in this offering. We cannot assure you that any or all of the shares will be sold. We have not established an escrow account for the proceeds of this offering and all proceeds will be paid directly to us as subscriptions are received and accepted by us. Subscriptions are irrevocable.

Our failure to sell all of the shares offered hereby could have a material adverse effect on our business plan.

Our product development and marketing plan requires a portion of the net proceeds from the sale of the shares offered hereby. Accordingly, if less than all of the shares offered are sold, we may have to delay or modify our plan and proceed on a much slower or smaller scale with a lower likelihood of success. We cannot assure you that any delay or modification of our plans would not adversely affect our business, financial condition and results of operations. If additional funds are needed to implement our product development plans, we may be required to seek additional financing. Although Ronny Yakov, our chief executive officer and principal stockholder has provided financing in the past, he has no binding commitment to continue such financing. We may not be able to obtain such additional financing or, if obtained, such financing may not such or advances financing may not be on terms favorable to us or to the purchasers of the shares offered hereby.

We are controlled by our principal shareholder who has the power to direct all corporate decisions.

Ronny Yakov, our founder, Chief Executive Officer and Chairman and sole director, beneficially owns approximately 69% of our outstanding common stock. Accordingly, he is able to control all matters requiring authorization by our board of directors and the approval by our shareholders, including approval of significant corporate transactions, such as a merger, consolidation or sale of all or substantially all of our assets. He similarly holds the voting power to delay or prevent a change of control of us, even if such a change of control would benefit our other shareholders.

There is no trading market for our securities, and the market price of our securities may be highly volatile or may decline regardless of our operating performance.

Although our common stock is quoted in the OTC Pink Sheets, there has not been a trading market for our securities prior to this offering. Upon the qualification of the offering statement of which this offering circular is a part, we intend to apply for the quotation of our shares on the OTC Bulletin

Board, which requires that we locate a market maker that will agree to sponsor our securities. We may not be able to locate a market maker that will agree to sponsor our securities. Even if we do locate a market maker, our securities may not meet the requirements for a quotation on the OTC Bulletin Board. Accordingly, we cannot assure you that we will succeed in these efforts and, even if we are successful, an active trading market in our securities may not develop. You may not be able to resell your shares at or above the initial public offering price and may suffer a loss of some or all of your investment.

The market prices of the securities of Internet companies have been volatile, and have been known to decline rapidly. Broad market and industry conditions and trends may cause fluctuations in the market price of our securities, regardless of our actual operating performance. Additional factors that could cause fluctuation in the price of our shares include, among other things:

- actual or anticipated variations in quarterly operating results;
- changes in financial estimates by us or by any securities analysts who may cover our shares;
- conditions or trends affecting our merchants or other providers;
- changes in the market valuations of other online commerce companies;
- announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;
- announcements concerning the commencement, progress or resolution of investigations or regulatory scrutiny of our operations or lawsuits filed or other claims alleged against us;
- capital commitments;
- introduction of new products and service offerings by us or our competitors;
- entry of new competitors into our market; and
- additions or departures of key personnel.

In the past, securities class action litigation has often been brought against companies following periods of volatility in the market prices of their securities. Such litigation could result in significant costs and divert management attention and resources, which could seriously harm our business and operating results.

We may not be able to attract the attention of major brokerage firms, which could have a material adverse impact on the market value of our common stock.

Security analysts of major brokerage firms may not provide coverage of our common stock since there is no incentive to brokerage firms to recommend the purchase of our common stock. The absence of such coverage limits the likelihood that an active market will develop for our common stock. It also will likely make it more difficult to attract new investors at times when we require additional capital.

Purchasers of the shares offered hereby will incur an immediate substantial dilution, in terms of book value, from the public offering price of such shares..

Purchasers of the shares common stock offered hereby will incur an immediate substantial dilution, in terms of book value, from the public offering price of $0.50 per share, assuming that all offered shares are sold.

The availability for sale of shares of our common stock held by our existing shareholders after this offering could adversely affect the market price of our common stock.

Of the maximum of 40,000,000 shares of common stock to be outstanding if all the shares offered are sold in this offering, 28,401,963 shares were issued to our existing shareholders in private transactions in reliance upon exemptions from registration under the Securities Act and are, therefore, "restricted securities" under the Securities Act, which may not be sold publicly unless the shares are registered under the Securities Act or are sold under Rules 144 or 144A of the Securities Act after expiration of applicable holding periods. Sales of substantial amounts of our outstanding shares could adversely affect prevailing market prices of our common stock and our ability to raise additional capital occurring at a time when it would be advantageous for us to sell securities.

We have never paid cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never paid cash dividends on our common stock and we currently intend to retain any future earnings to fund the development and growth of our business. Accordingly, investors must rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our securities.

Our common stock is considered a "penny stock" and may be difficult to sell.

The Securities and Exchange Commission has adopted regulations which generally define a "penny stock" to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. Even if our stockholders approve the proposal to give the Board the authority to effect a reverse stock split, the market price of our common stock, if a market develops, may be less than $5.00 per share and therefore it may be designated as a "penny stock" according to the Commission rules. This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of investors to sell their shares.

It may be difficult for a third party to acquire us, and this could depress our stock price.

Delaware corporate law contain provisions that could delay, defer or prevent a change in control of our company or our management. These provisions could discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. For example:

- Without prior shareholder approval, our board of directors has the authority to issue one or more classes of preferred stock with rights senior to those of common stock and to determine the rights, privileges and inference of that preferred stock.

- There is no cumulative voting in the election of directors, which would otherwise allow less than a majority of shareholders to elect director candidates.

The offering price of the shares offered hereby, as well as the other terms and conditions of this offering have been arbitrarily determined by us.

There is no trading market for our shares. As a result, the offering price of the shares offered hereby and the other terms and conditions of this offering have been arbitrarily determined by us and do not necessarily bear any relationship to assets, book value, or any other objective criteria of value. In addition, no investment banker, appraiser, or other independent third party has been consulted concerning the offering price for the shares or the fairness of the offering price used for the shares.

Dilution

As of September 30, 2005, we had a net pro forma net tangible book value of $(1,178,825), or approximately $(0.04), per share of our common stock. "Net tangible book value" represents the amount of tangible assets less total liabilities. Without taking into account any other changes in the net tangible book value after September 30, 2005, other than to give effect to our receipt by of the net proceeds from the sale of all the shares offered by hereby at an assumed initial public offering price of $0.50, per share and without deducting estimated offering expenses, our pro forma net tangible book value as of September 30, 2005 would have been $3,821,175, or $0.10 per share. This represents an immediate increase in net tangible book value of $0.14 per share to existing stockholders and an immediate dilution in net tangible book value of $0.40 per share to purchasers of the shares offered hereby. Investors participating in this offering will incur immediate, substantial dilution.

This is illustrated in the following table:

Assumed initial public offering price per share	$ 0.50
Pro forma net tangible book value per share as of September 30, 2005	$(0.04)
Increase per share attributable to new investors	$ 0.14
Dilution per share to new investors	$ 0.40

PLAN OF DISTRIBUTION

We plan to offer on, a "best efforts, no minimum" basis, up to 10,000,000 shares of our common stock at a price of $0.50 per share through our officers and sole director. Accordingly, this offering is not contingent on a minimum number of shares to be sold and is on a first-come, first-served basis. Subscriptions are irrevocable. The offering will begin on the date of this offering circular and will continue until the earlier of our sale of all of the shares offered hereby and such date as we may terminate the offering, but in no event later than one year from the date hereof. No escrow account has been established and we will receive all proceeds from the sale of these shares, after expenses. All excess subscriptions will be promptly returned to subscribers without interest or deduction for commissions or expenses.

We and our officers will attempt to place the shares offered herein at a price of $0.50 per share. In that event, no commissions will be paid. We may, however, retain various broker/dealers to act as agents to sell shares. A commission of up to 10% will be paid for each sale made by a broker dealer. However, we currently have no agreement or arrangement to offer our shares through any third party.

None of our officers or other members of management is, or was, employed by or otherwise associated with, a registered broker or dealer. The officers engaged in the sale of the securities will receive no commission from the sale of the securities nor will they register as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934 (the "Exchange Act") in reliance upon Rule 3(a)4-1. Rule 3(a)4-1 sets forth those conditions under which a person associated with an issuer may participate in the offering of the issuer's securities and not be deemed to be a broker-dealer. Our officers and directors satisfy the requirements of Rule 3(a)4-1 in that:

1. None of such persons is subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of his participation; and,

2. None of such persons is compensated in connection with his or her participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and

3. None of such persons is, at the time of his participation, an associated person of a broker-dealer; and

4. All of such persons meet the conditions of Paragraph (a)(4)(ii) of Rule 3(a)4-1 of the Exchange Act, in that they (A) primarily perform, or are intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and (B) are not a broker or dealer, or an associated person of a broker or dealer, within the

preceding twelve (12) months; and (C) do not participate in selling and offering of securities for any issuer more than once every twelve (12) months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

We intend to advertise and hold investment meetings in various states where the offering will be registered. We will also distribute the prospectus to potential investors at the meetings and to our friends and relatives who are interested in us and a possible investment in the offering.

USE OF PROCEEDS

Total offering proceeds[1]	$5,000,000
Less: Estimated offering expenses	$50,000
Net Offering Proceeds	$4,950,000
Uses of net offering proceeds	
Completion of product development[2]	$ 750,000
Advertising and marketing	1,750,000
Systems maintenance	500,000
Acquisitions	1,000,000
General working capital	500,000
Total net offering proceeds	$4,950,000

1 Assumes the sale of all shares offered hereby.

2 Includes up to $100,000 advanced by and reimbursable to Ronny Yakov, our chief executive officer and principal stockholder of which $50,000 has been advanced through December 31, 2005) for services as well as to defray the expenses of this offering. These amounts will be reimbursed to Mr. Yakov from the $4,950,000 net proceeds of this offering

3 As part of our business strategy, we intend to acquire complementary businesses that have established history of profitability or which we believe will be profitable within two quarters after being acquired by us. Our management believes that we can achieve profitability if, in addition to generating revenues based on sales of our software products, we also acquire complementary businesses that have an established history of profitability or which we believe will be profitable within two quarters after being acquired by us.

Assuming we sell all of the shares offered hereby, we estimate that the net proceeds from this offering will be sufficient to satisfy our cash requirements for the next 24 months. If less than the maximum proceeds are received, we currently intend to apply the net proceeds to the uses set forth in the table in the order set forth and we will need to seek additional financing. We reserve the right to vary the uses of the net proceeds set forth in the table according to the actual amount raised and the timing thereof. Pending application of the net proceeds, such funds will be deposited in a money market deposit account or in short-term interest bearing securities.

DESCRIPTION OF BUSINESS

We are an e-commerce service provider engaged in the development of software products and other services designed to help businesses sell products over the internet without committing significant resources. We are currently developing two software products: ShopFast Direct Shopping Database™ ("ShopFast DSD"), and ShopFast Profit Center™ ("ShopFast PC"). Each of these software products enables the user of the software to create an internet website from which such user can sell products located on a database maintained by us (the "OLB Database"). In the following discussion, "client" means the person who purchases and uses either ShopFast DSD or ShopFast PC.

Our OLB Database contains a "virtual inventory" of over three million products, including computer and office supplies, electronic products, sports apparel, compact discs, books, fine Belgian chocolates, flowers, cosmetics, beauty products, and fragrances. We characterize as "virtual" the inventory of the products contained on our OLB Database because such products will be supplied by third-party suppliers, not us. In the following discussion, "supplier" means the person who provides the products ordered from the OLB Database. We do not own the products found on our OLB Database, and we do not carry any inventories of such items. We do not have a warehouse or any warehouse employees. We will depend on suppliers to fulfill the orders for any products purchased from the OLB Database. Although our virtual inventory consists of millions of items, we will be dependent on a limited number of suppliers. That is so because there are only a limited number of suppliers who have such large selections of products in their inventory ready for shipment promptly upon receipt of an order.

We have entered into a Fulfillment Distribution Agreement, dated January 19, 2006, with Baker & Taylor Fulfillment, Inc. Pursuant to such agreement, Baker & Taylor Fulfillment, Inc. has agreed to supply us with products including books, calendars, spoken word audio products, pre-recorded video products in VHS and DVD formats, pc games and software, video console games, video console game hardware, video console game accessories, music audio products and accessory products. The term of the agreement is one year. During the term, we are obligated to order from Baker & Taylor Fulfillment, Inc. all orders that we receive for such products. For all the terms and conditions of this agreement, reference is made to such agreement annexed hereto as Exhibit 10.4. We have not entered into any agreements with any other suppliers.

As further discussed below, ShopFast DSD enables our client to create a customized website, pursuant to any of our client's specifications, for the sale of products from the OLB Database. We will work together with our client to customize such website to include our client's logos, desired design layout, and any other desired features. ShopFast PC enables our client to create on its own a standard website pre-designed by us for the sale of products from the OLB Database. Our client may choose from a selection of our pre-designed logos, design layouts, and color schemes for the website. Further, our client may personalize certain of the information on the website, by adding the client's name, slogan, and other information about the client. In the following discussion, "Internet Storefront" means the website that is created for our client by either ShopFast DSD or ShopFast PC for the sale of products from our OLB Database.

As an additional service provided to our clients, we will host the Internet Storefronts. This means that the website will be placed on our server, which is simply a computer connected to the internet for the purpose of serving up web sites which people can access from the internet. We will provide an internet address for the Internet Storefront, which can be personalized by the client. For example, if the client's company name is "Rick's Books", then the internet address can be personalized as http://rickbooks.shopfast.com.

With either software program, once our client's Internet Storefront is established, our client can sell the products contained on our OLB Database to visitors of the Internet Storefront. In the following discussion, "client's customer" means the person who purchases products from our client's Internet Storefront. As further discussed below, our clients will earn a commission on sales made from their Internet Storefronts, and we will retain any remaining profits. In addition, both ShopFast DSD and ShopFast PC enable the client to create various reports summarizing information such as sales, profits, and number of visitors to the Internet Storefront.

As additional services to our clients, we will process the orders made on the Internet Storefronts. A typical order will be processed as follows: The client's customer will place the order on the Internet Storefront and pay for it by providing his or her credit card information on the Internet Storefront. Upon the placement of an order, we will automatically receive a copy of the order electronically, and the funds from the credit card payment will be paid from the credit card company directly to us. We will then purchase the ordered products from the appropriate suppliers and arrange for them to be delivered directly by the supplier to the client's customer. We will also send an e-mail to the client's customer confirming that the order has been placed and providing the approximate date that the order will be shipped. The supplier will thereafter provide us an invoice for the products purchased, which we will pay in accordance with its terms. We will also pay to our client a commission on the products sold, which commission will be paid once a month with respect to all products sold by such client during the preceding month. Any remaining profits will be retained by us.

We intend to generate revenues from the following sources:

(1) sales of ShopFast DSD and ShopFast PC to our clients;

(2) sales of the related services we provide to our clients, including maintenance of the OLB Database and processing of orders made on our clients' websites for products from the OLB Database; and

(3) profits from sales of the products from the OLB Databases remaining after we pay commissions to the client.

Since ShopFast DSD will be customized for each client, we will negotiate with each client the purchase price of the ShopFast DSD software, the related services we provide, and the commission payable to our client on sales made by such client. The purchase price of the ShopFast PC software and the related services we provide will be standard for all our clients and not subject to negotiation. The purchase price of the ShopFast PC software will be $59.95. The services we provide, including maintenance of our OLB Database and the processing of orders placed for products from our OLB Database, will be made available for an additional fee of $9.95 per month. The commission that we will pay to a client using ShopFast PC will be equal to a percentage of the gross revenues generated by such client with respect to each type of product. The specific amount of such percentage depends on the type of product sold and can range from 2.5% to 60%.

We believe our business model is unique. The options generally available to our prospective clients involve a large up-front investment, a lengthy development cycle, and recurring maintenance and update costs and we plan to provide a cost effective and efficient alternative to our clients. Clients who purchase and use our ShopFast DSD and ShopFast PC will not have to invest in hardware, software or staffing. Instead, they will be able to access our existing resources. We believe our software and services will offer the quickest and most direct way for any business or individual to begin selling products over the Internet. Moreover, we believe our business model will enables us to grow with our clients and at the same time avoid all the costs of advertising to the Client's Customers. We have no need to brand our name for the Client's Customers, as we remain invisible to them.

Our History

We were incorporated originally in the State of New York on January 15, 1993, under the name "Interactive Colors, Inc." Our company name was thereafter changed to ColorBank Digital Sources, Inc., to OLB.com, Inc. in 1999, and to The OLB Group, Inc. on January 7, 2005. In 1999, we also obtained "ShopFast" as an additional assumed name.

From 1993 until 2001, we engaged in digital media services. In 2001, we ceased such business operations because advances in computer technology had made our services obsolete.

In 1997, we developed DigiProof in partnership with Doremus, an advertising agency. Digiproof is a software product intended for use by Doremus for the purposes of obtaining from its customers instant approval for advertisements as they are prepared for publication and to archive the digital content on line in a searchable format. We own the intellectual property rights to DigiProof.

In 1996, the Company began providing services related to the creation of websites for the sale of products over the internet, generally known as e-commerce sites. On behalf of our client Playboy Enterprises Catalog Division, we created and hosted two e-commerce sites, Critics Choice Video and Collectors Choice Music. Since then, we have developed a number of other e-commerce websites used by businesses to sell a variety of products, including sporting goods, chocolates and cosmetics.

In 1999, we began developing the OLB Database and the software products now known as ShopFast DSD and ShopFast PC. We are currently in the process of developing such software products and have not yet commenced production or distribution of such software products.

On January 7, 2005, we changed our state of incorporation from New York to Delaware. Such reincorporation was accomplished by our merger with and into The OLB Group, Inc., a Delaware corporation we formed on November 18, 2004 for the purpose of accomplishing such reincorporation.

Our Industry

We plan to engage in the industry of selling goods and services on the internet, also known as e-commerce service industry, as an e-commerce service provider. An e-commerce service provider enables a business desiring to sell goods and services on the internet, also known as an e-commerce seller, to utilize the service provider's established e-commerce resources and support services, thus creating economies of scale and cost efficiencies throughout the entire e-commerce process.

We believe that our business strategy offers the following advantages over traditional e-commerce:

- Flexibility to add new resellers to our existing scaleable e-commerce platform and resources: Our e-commerce platform consists of the hardware and software needed to operate our e-commerce services. A reseller can be added to our e-commerce platform and infrastructure by the installation of ShopFast PC or ShopFast DSD on the reseller's computer.
- Utilization of a core technology platform across multiple markets: Internet Storefronts can be customized to be targeted to specific markets, without requiring the use of additional software or hardware.
- Distributing the cost of establishing supplier relationships over large numbers of clients.
- Aggregating supplier purchases to achieve volume discounts: Orders received for a particular product from the various Internet Storefronts established by our clients are aggregated automatically by our software programs. This enables us to purchase from suppliers enough quantities of particular products to be entitled to volume discounts from the suppliers.
- Aggregation of customer data from all Internet Storefront to generate targeted marketing programs; and
- Provision of a complete set of resources and services which creates strategic relationships with resellers as we become integral to their continued success.

Products and Markets

ShopFast DSD. ShopFast DSD is being developed as a a group of related software programs which will be packaged together as a software suite, Such software suite will be designed to allow our clients to sell products from our OLB Database on any existing websites they may already have or to create a new website for such purpose, pursuant to the client's specifications. Our ShopFast DSD package includes ShopFast Cashier™ software, a real-time on-line ordering system that will permit on-line shoppers to pay for merchandise over the internet by credit card. Transaction security will be provided by using advanced encryption protocols on secure servers with firewall protection, and ShopFast Tracker™ software, a database management tool that will permit our clients to monitor, in real-time, the sales performance of each product sold on the site. ShopFast Cashier™ and ShopFast Tracker™ have been developed as modular systems that can incorporate new technologies.

We expect to be able to provide ShopFast DSD software and services to our clients at minimum cost. Such services include the following: creation of the website pursuant to the client's specifications; hosting of the website on our server; processing of the orders placed on the website and arranging for suppliers to fulfill such orders, responding to inquiries of the clients' customers; and sales reporting. We will charge nominal fees for licensing and installation of the software and hosting. The price for the ShopFast DSD software, the fees for our additional services, and the commission to be paid will be negotiated with each client. We have not yet prepared a form of a standard agreement setting forth the general terms and conditions pursuant to which we will offer ShopFast DSD to our clients.

We also intend to provide design and development services for those clients seeking a higher level of website customization. Such services will be billed by us on an hourly or per-project basis, the specific amount of which will be negotiated with each client.

Prospective clients to which ShopFast DSD will be marketed include traditional marketing companies, such as cataloguers, retailers, wholesalers and manufacturers, as well as other companies having highly trafficked non-shopping websites desiring to offer products from our OLB Database for sale on their existing website.

Many highly trafficked websites do not have a site specific e-commerce functionality and often simply link visitors to a larger third party shopping site in return for a one-time referral fee or a small percentage of sales. The most widely known example of this structure is the fee paid by Amazon.com for on-line referrals. We believe that one of the inherent weaknesses of this format is that once the visitors leaves the destination site for one of the shopping links, they are likely to return to that third party shopping portal directly, thereby removing the original destination site from future transactions. We believe that non-shopping websites will be able to utilize ShopFast DSD to create a seamless e-commerce functionality that provides customized product content for their visitors in a format that retains the traffic on their site. Using ShopFast DSD, an e-commerce website can be customized to the unique look and feel of the client's website and be designed and fully functional in less than two weeks, for a fraction of the cost it would take for a client to establish its own e-commerce resources.

Prospective clients to which ShopFast DSD will be marketed include traditional marketing companies, such as cataloguers, retailers, wholesalers and manufacturers. We also intend to market it to other companies having highly trafficked non-shopping websites desiring to offer products from our OLB Database for sale on their existing website. Such highly trafficked websites may include on-line trading sites, such as E-trade, and commercial bank sites, who often desire to offer products to their customers. They may also include radio and television station sites, which may desire to sell musical cd's or other media from our OLB Database. On-line communities, which are websites having members with similar interests, may desire to generate additional revenue by selling various products from our OLB Database specifically targeted to their members. Corporate intranets, which are websites to which access is restricted to certain members having an identification code and password may desire to sell various products from our OLB Database specifically targeted to their members. Supermarket chains may desire to supplement the products they sell with products from our OLB Database.

Many traditional marketing companies, including companies that are suppliers of the merchandise included on our database, need to establish an Internet presence in order to effectively compete in the marketplace. Working together with us, we believe that these companies will be able to establish, maintain and market an up-to-date, customized, commerce-enabled web site. While this class of client will be responsible for driving traffic to its web site through his own marketing efforts, ShopFast DSD will create an additional sales channel for the client, at no additional cost to it. We will give our merchandise suppliers the opportunity to take part in the ShopFast DSD option and, in this way gain, an additional revenue share from the client.

We believe that marketing companies will directly benefit from the economies of scale generated through ShopFast DSD. For example, we can spread the costs of technology adjustments over a large number of retail websites. Also, by tracking consumer behavior patterns for all ShopFast sites, we can use personalized marketing to customize product offerings for repeat customers.

We believe that the ShopFast DSD is best suited for middle-market direct marketing companies, retailers, wholesalers, and marketers with sales from $10 million to $100 million. These companies typically have: (1) a proven mail order and inventory management capability, (2) branded products or brand identity, (3) a large variety of products, and (4) a majority of their inventory in-house ready to ship.

We believe that the major advantages to clients of ShopFast DSD will be:

- minimal upfront costs;
- access to a comprehensive source of product content that they may customize based on the particular interests of their visitors;
- the user remains at the destination site while viewing and ordering the products;
- complete outsourced e-commerce functionality that offers competitive prices and convenient delivery of products and services;

- recurring revenues from product sales as the transactions occur at their own web site, not through a one-time link to another web site; and
- all consumer data easily accessible and saved with strict regard to privacy and confidentiality.

ShopFast PC. As with ShopFast DSD, ShopFast PC enables our client to create a website from which the client can sell products from our OLB Database. The difference is that ShopFast PC enables a client to create on its own a standard website pre-designed by us, without having to utilize our website design services. As with ShopFast DSD, once the website is created, our client can sell the products contained on our OLB Database, and we will arrange for the products to be purchased from the appropriate suppliers and delivered directly to the purchasers of the products.

ShopFast PC is a software package containing four books, a software CD and a Video/DVD containing a thorough step by step presentation that teaches purchasers how to launch an online retail business. The software is connected to our OLB Database. Resellers will be able to generate a range of reports that include: orders, sales, hits, product promotions, search modules, e-mail promotions and customer service as well as price comparisons with other sites.,

We propose to market ShopFast PC to two types of clients: (1) at-home resellers, who are persons seeking to earn income working from their homes; and (2) home shoppers, who are individuals who prefer to purchase merchandise from their homes. We believe that this product will enable at-home resellers to sell goods from a selection of over three million items found on our OLB Database, via the web or telephone, and offers home shoppers a wider selection of merchandise, with ease of use and navigation; all without requiring sophisticated computer or Internet knowledge.

Typically, they will be second income providers (spouses), unemployed individuals or low income individuals looking to supplement their primary income source. We believe this software product will enable an at-home reseller to sell goods from a selection of over two million items, via the web or telephone. The package includes free Internet access dialup for 30 days, as well as additional bonuses and gifts.

This ease of installation and usage is essential for at-home resellers having limited computer and software experience.

We define at "home shoppers" as individuals who prefer to make their purchases from their homes. Today, these customers typically use either traditional catalogs (Sears, JC Penney, etc.) or home shopping TV networks for their purchases. We believe that ShopFast PC will offer these consumers a significantly wider selection of merchandise, with ease of use and navigation; all without requiring sophisticated computer or Internet knowledge.

With ShopFast PC, a reseller will be able to build:

- a retail website within a brief period of time, with the reseller's unique name, appearance and personal style;
- to add or remove individual products and categories; and
- make real time marketing decisions online and have real time access to sales reporting.

We are completing development of ShopFast PC and plan to market it via television infomercials, cable television networks and over opt-in emails for downloadable software to:

- at-home resellers; and
- home shoppers.

The initial price of ShopFast PC will be $59.95. For an additional fee of $9.95 per month, we will provide access to our OLB Database as well as the following services: hosting of the website on our server; processing of the orders placed on the website and arranging for suppliers to fulfill such orders, responding to inquiries of the Clients' Customers; and sales reporting. We will pay to each client a commission equal to a percentage of the gross revenues generated by such client with respect to each type of product. The specific amount of such percentage depends on the type of product sold and can range from 2.5% to 60%. We will keep any remaining profits from such sales. The form of the standard agreement setting for the general terms and conditions pursuant to which we will offer ShopFast PC to our clients is annexed hereto as Exhibit 10.5.

Revenue Model

Our potential revenue stream from ShopFast DSD will consist of:

(1) sales of ShopFast DSD and ShopFast PC to our clients;

(2) sales of the related services we provide to our clients, including website design fees, order processing fees, and payment processing fees; and

(3) profits from sales of the products from the OLB Databases remaining after we pay commissions to the client.

Since ShopFast DSD will be customized for each client, we will negotiate with each client the purchase price of the ShopFast DSD software, the related services we provide, and the commission payable to our client on sales made by such client. The purchase price of the ShopFast PC software and the related services we provide will be standard for all our clients and not subject to negotiation. The purchase price of the ShopFast PC software will be $59.95. The services we provide, including maintenance of our OLB Database and the processing of orders placed for products from our OLB Database, will be made available for an additional fee of $9.95 per month. The commission that we will pay to a client using ShopFast PC will be equal to a percentage of the gross revenues generated by such client with respect to each type of product. The specific amount of such percentage depends on the type of product sold and can range from 2.5% to 60%.

Competition

We will compete with a variety of other companies, including traditional stores, non-traditional retailers, such as television retailers and mail order catalogues, and other online retailers. Our competition will include Internet Treasure Chest, vStore, and Monster Commerce and also large online retailers, such as Amazon, Yahoo, ebay and half.com. Our principal competitor in the e-commerce service provider space is Internet Treasure Chest, which markets its services primarily through infomercials. Internet Treasure Chest, a privately held company, generated revenue in the range of $40 to $50 million during 2001-2004 period and has a customer data base of approximately 240,000. Such estimates are based on information that we received from suppliers and other businesses having business dealings with Internet Treasure Chest.

We believe that the principal competitive factors in our market are brand recognition, selection, personalized services, convenience, price, accessibility, customer service, quality of search tools, quality of site content, reliability and speed of fulfillment. Many of our current and potential competitors, including those mentioned in the preceding paragraph, have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than us.

We believe that our products will offer the following competitive advantages to clients:

- Flexibility. Our flexible platform will allow for more customized solutions for clients.

- Categories. We plan to introducing a travel Category for the purchase of airline and train tickets, hotel reservations, and car rentals, the first of its kind among our competitors.
- Payment processing. We will provide financial service companies with direct debit capability for their customers.
- Operating cost. Low cost resources, no warehouse, all fulfillment and customer service are outsourced
- Experience. We have processed over 250,000 e-commerce orders for resellers in the past.

See "Risk Factors--We are subject to significant competition and may be unable to keep up with the technology and pricing of our competition," for a more detailed discussion of the competitive factors to which we are subject.

E-Commerce Resources

We have obtained the domain name http://www.shopfast.com ("shopfast.com") as well as http://www.shopfast.net ("shopfast.net") and have completed the construction of our e-commerce website. Shopfast.com will be used to market and sell ShopFast PC to our clients; the products on the OLB Database will not be accessible from Shopfast.com. Shopfast.net will used to establish our clients' Internet Storehouses from which the products on the OLB Database will be sold to our clients' customers.

We will begin operating these websites when our products are ready for sale. We believe that this will enable our e-commerce site to provide enough capacity to list a modest selection of products and facilitate online transactions. This service can be cancelled or upgraded at any time. Since we will rely on Broadview, a third party, to host our site we may experience interruptions in our website connection and our telecommunications access due to our reliance upon third parties. We anticipate that we will use software that is dependent on operating systems, database and server software developed and produced by and licensed by third parties. As with most web host companies, they use proprietary and third party software installed on their systems which indirectly supports most if not all the web sites found on the web today including ours.

Government Regulation

See "Risk Factors-- *Government regulation and legal uncertainties may damage our business,*" for a discussion of governmental laws and regulations applicable to us.

Research and Development

During each of our 2003 and 2004 fiscal years we did not incur any expenses in developing our products. For the nine months ended September 30, 2005, we have expended approximately $50,000 in connection with the development of our ShopFast e-commerce products.

Employees

We have no full time employees; we currently have twelve part time employees, all of whom are outsourced as contractors to the company. We have no employment contracts, other than with Ronny Yakov, our chief executive officer. Our employees are not affiliated with a union or affected by labor contracts. We also engage consultants from time to time on an independent contractor basis.

Property

We currently share office space at 1120 Avenue of the Americas, New York, NY and anticipate that the office will be sufficient for the next 24 months. We pay monthly rent of $2,100 and have the right to expand or minimize the lease space in accordance with our needs.

PLAN OF OPERATION

Our plan of operation is to complete the final software component of our ShopFast PC product, to produce a 30 minute infomercial to promote this product, as well as short form two minute commercials after completing the longer infomercial. We intend to run the advertisements for an period of time and to use focus groups to determine the prices at which we can obtain the highest level of reseller orders and then to launch a full scale media campaign. If the ratio of media spending to product orders is at least $1.50 return in orders on $1.00 spent on advertising, we would continue such advertising. Otherwise, we would consider alternatives to the advertising methods tried. After adjustments to the marketing plan and getting a satisfactory return rate on the media expenditures, we intend to launch a nationwide television distribution campaign.

Over the next twelve months, we do not expect to purchase or sell any significant equipment. We are currently redesigning ShopFast PC so that the Internet Storefront can be created by a client having limited computer expertise without our assistance. In previous versions of ShopFast PC, the Internet Storefront would have been created by an administrator employed by us. We are redesigning ShopFast PC so that the client can create the Internet Storefront on the client's own, in the following five steps:

Step 1: Choose the categories of items to be sold on the store.

Step 2: Design the store by choosing layouts, fonts, colors and a logo.

Step 3: Personalize the store by adding descriptive text

Step 4: Account information to facilitate payments for the store subscription as well as payment of commissions

Step 5: Final store confirmation and immediate store generation.

If we successfully test our ShopFast PC product, we are planning to develop or acquire additional products to complement our e-commerce products. We anticipate that we will also need to make expenditures in the following areas: to expand our existing ecommerce platform and replace some of the existing hardware and servers to service the volume of transactions we anticipate and to add more marketing and administrative personnel, although our initial plan is outsource significant services to a third party providers.

As noted under "Use of Proceeds," in our opinion, if we sell all of the shares offered hereby, the net proceeds from this offering will satisfy our cash requirements for the next 24 months. To the extent we sell less than of all of the shares, the net proceeds will be applied to the uses set forth in the table under "Use of Proceeds" in the order set forth in the table and it may be necessary to raise additional funds. Alternatively, we would consider partnering with a third party to finance the advertising and marketing of our products and with whom we would share revenues.. **We may receive no or only nominal proceeds in this offering and, such level of proceeds would significantly restrict our operation and would have a substantial adverse effect on us and investors in this offering.** To the extent we are required to raise additional capital, we cannot anticipate the exact amount that we will require.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our Bylaws provide that the number of directors shall be determined by the Board. We currently have one director.

Our directors and executive officers are:

Name	Age	Positions Held

Ronny Yakov	46	Chairman, Chief Executive Officer and Director
Philip DeFina	43	Secretary
Ori Klein	36	Chief Technology Officer
Ted Wang	38	Chief Data Base Officer

Ronny Yakov founded OLB.com, our predecessor in 1993, and has served as our Chief Executive Officer and sole director since 2003. OLB.com grew in sales from approximately $200,000 in 1993 to approximately $3.2 million in 1997. Mr. Yakov has over 20 years of experience in the graphic arts industry. Prior to founding OLB.com, Mr. Yakov owned design and production studios in Israel.

Philip DeFina, our secretary, served us and our predecessor (OLB.com, Inc.) from February 1995 to 2002. From November 1998 until 2002, he was our Chief Operating Officer and was responsible for managing our internet and sales operations. From February 1995 to November 1998, Mr. DeFina was Vice President of Sales and his responsibilities included production planning, creative design projects, marketing presentations, strategic planning and new business development for such clients as Reebok, Models, AT&T and Scholastic. From 1986 to 1995, he served as Vice President of Sales and Marketing for Image Technologies, Inc.

Ori Klein has served as our Chief Technology Officer since September 2004. He worked in the computer consulting, technology and design fields for over 15 years. In 1999, Mr. Klein founded Locust Systems, with whom he was employed between 1999 and 2004. At Locust Systems, Mr. Klein was responsible for recruiting new customers and managing all the technical processes involved in operating its ecommerce sites and engaging in ecommerce transactions. During his employment with Locust Systems, Mr. Klein transformed Locust Systems into a leader in the boutique corporate services market. Prior to joining Locust in 1999, he served as Chief Technology Officer for Etravnet.com (formerly Global Travel Networks), the largest franchised travel agency in the world.

Ted Wang served as our Chief Data Base Officer in 2000-2001 and again from September 2005. During such periods, Mr. Wang has been responsible for maintaining and updating the database systems from the suppliers and ensuring that there are no problems with such systems.

Mr. Yakov will serve as a director until our next annual meeting of stockholders or until a successor is elected who accepts the position. There are no family relationships among our officers and director. Other than Mr. Yakov, there are no employees who are expected to make a significant contribution to our corporation. None of our officers or director, and no promoter or significant employee of us has been involved in legal proceedings that would be material to an evaluation of our management.

REMUNERATION OF DIRECTORS AND OFFICERS

The following table set forth the aggregate annual remuneration of each of the three highest paid persons who are officers or directors as a group during the year ended December31, 2005

Name of Individual or Identity of Group	Capacities in which Remuneration was Received	Aggregate Remuneration
Ronny Yakov	Chief Executive Officer	$250,000*
All officers and directors as a group (4 persons)		$250,000

* Accrued but not paid

In February 2004, we entered into an employment agreement with Ronny Yakov, our founder, Chairman, and Chief Executive Officer, that expires on February 28, 2009. The agreement provides for an annual salary of $250,000 plus fringe benefits and an incentive bonus of $75,000 based on achievement of certain performance targets. The agreement also includes a covenant not to compete for a period of one year after employment ceases.

Other than the options granted to Ronny Yakov, no stock options are issued and outstanding. We have not issued any stock options under any of our stock option or equity compensation plans for the benefit of our employees, officers or directors.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following tables set forth the ownership, as of March 15, 2006 of our common stock (a) each shareholder who owns more than 10% of our common stock, including shares subject to outstanding warrants and options, (b) our officers and directors, and (c) all officers and directors as a group. To the best of our knowledge, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted. As of March 15, 2006, 28,401,963 shares of our common stock were outstanding.

The address of each person listed below is care of The OLB Group, Inc. 1120 Avenue of the Americas, Fourth Floor, New York, NY 10036.

Name and Address of Owner	Amount Owned	Percent of Class
Ronny Yakov	19,730,106(1)	68%
Philip DeFina	1,000,090	3.6%
Ori Klein	0	0%
Ted Wang	0	0%
All officers and directors as group (4) persons	20,730,196	71.5%

1. Ronny Yakov is entitled to 20,000 shares of common stock on March 1 of each year commencing March 1, 2004 until and including March 1, 2009. The exercise price of each option is $0.70 per share. The options become exercisable in increments of one-third each March 1st. Ronny Yakov is holding warrants to purchase 425,714 shares of common stock at $0.20 per share. The options expire November 18, 2007.

The following table sets forth information as to options, warrants or rights to purchase shares of our common by each of the individuals and referred to in the above table:

Name of Owner	Title and Amount of Securities Called for by Options, Warrants or Rights	Exercise Date	Exercise Price
Ronny Yakov	20,000 shares of common stock	March 1st of each year commencing 2004 through and including 2009.	$0.70 per share
	425,714 Warrants	Expire on Nov. 18, 2007.	$ 0.20 per share
Philip DeFina	0	0	
Ori Klein	0	0	
Ted Wang	0	0	

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In February 2004, we entered into an employment agreement with our founder and Chief Executive Officer and President that expires on February 28, 2009. The agreement provides for an annual salary of $250,000 plus fringe benefits ($1,500 automobile allowance, any benefit plans of the company and 2 weeks paid vacation) and an annual incentive bonus of $75,000 based on achievement of certain performance targets. The agreement also includes a covenant not to compete with the Company for a period of one year after employment ceases.

In December 2004, we issued 1,500,000 shares of common stock to Mr. Yakov in satisfaction of $300,000 of indebtedness owing to Mr. Yakov by our predecessor. The indebtedness was converted to shares of our common stock at the rate of $0.20 per share. The conversion price was arbitrarily determined by us and Mr. Yakov and does not bear any relationship to assets, earnings, book value or other objective criteria of value. In addition, no investment banker, appraiser or other independent third party was consulted concerning the conversion price for the shares or the fairness of the conversion price.

SECURITIES BEING OFFERED

The following description is a summary and is qualified in its entirety by the provisions of our Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to the offering statement of which this offering circular is a part.

The share of our common stock offered by this offering circular must meet the requirements of the securities laws in the states in which the proposed purchasers reside. If we fail to meet these qualifications, purchasers may have, among other remedies, a right to rescind the transaction in which they purchased our securities.

Common Stock

General.

We are authorized to issue 200,000,000 shares of common stock, par value $.01 per share. As of March 15, 2006, there were 28,401,963 shares of common stock issued and outstanding.

Voting Rights

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the holders of common stock holding, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Our founder, principal stockholder, chief executive officer and sole director, Mr. Ronny Yakov, currently, owns approximately 68% of our common stock. Mr. Yakov will have significant influence over all matters requiring approval by our shareholders, but not requiring the approval of the minority shareholders. In addition, Mr. Yakov will be able to elect all of the members of our Board of Directors, allowing him to exercise significant control of our affairs and management. In addition, Mr. Yakov may affect substantially all corporate matters requiring approval by our directors or shareholders by written consent, without a duly noticed and duly held meeting of directors or shareholders.

Dividend Policy.

All shares of common stock are entitled to participate proportionally in dividends if our Board of Directors declares them out of the funds legally available and subordinate to the rights, if any, of the holders of outstanding shares of preferred stock. These dividends may be paid in cash, property or additional shares of common stock. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business.

Any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors. We have never paid dividends and do not anticipate declaring or paying dividends in the foreseeable future. Our retained earnings, if any, will be used to finance the development and expansion of our business. Future dividends may also be affected by covenants contained in loan or other financing documents we may execute. Therefore, we cannot assure you that any dividends on the common stock will be paid in the future.

Miscellaneous Rights and Provisions.

Holders of our common stock have no preemptive or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of our dissolution, whether voluntary or involuntary, each share of common stock is entitled to share proportionally in any assets available for distribution to holders of our equity 4after satisfaction of all liabilities and payment of the applicable liquidation preference of any outstanding shares of preferred stock.

Preferred Stock

We are authorized to issue up to 50,000,000 shares of preferred stock. Our board of directors has the right, without shareholder approval, to issue preferred shares with rights superior to the rights of the holders of shares of common stock. As a result, preferred shares could be issued quickly and easily, negatively affecting the rights of holders of common shares and could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult. Because we may issue up to 50,000,000 shares of preferred stock in order to raise capital for our operations, your ownership interest may be diluted which results in your percentage of ownership in us decreasing.

FINANCIAL STATEMENTS

The OLB Group, Inc.

FINANCIAL STATEMENTS

December 31, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
The OLB Group, Inc.
New York, NY

We have audited the accompanying balance sheets of The OLB Group, Inc. as of December 31, 2004 and 2003 and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The OLB Group, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has suffered recurring losses from operations and total liabilities exceed total assets. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

HJ & Associates, LLC
Salt Lake City, Utah
December 20, 2005

CONTENTS

Balance Sheets

ASSETS

	December 31, 2004	December 31, 2003
CURRENT ASSETS	$ -	$ -
OTHER ASSETS		
Internet domain	4,965	4,965
TOTAL ASSETS	$ 4,965	$ 4,965

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

	2004	2003
CURRENT LIABILITIES		
Cash overdraft	$ 16,570	$ 17,070
Accounts payable and accrued expenses	860,970	835,523
Notes payable - shareholders	50,000	50,000
Loans payable - officer	9,753	-
Accrued interest - notes payable	10,500	7,000
Other current liabilities	11,209	9,775
Total Current Liabilities	959,002	919,368
STOCKHOLDERS' EQUITY (DEFICIT)		
Convertible preferred stock, $0.01 par value, 2,000,000 shares authorized Series A Preferred Stock, 807,100 shares outstanding	-	8,071
Convertible preferred stock, $0.01 par value, 650,000 shares authorized Series B Preferred Stock, 648,778 shares outstanding	-	6,488
Convertible preferred stock, $0.01 par value, 1,423,307 shares authorized Series C Preferred Stock, 1,423,307 shares outstanding	-	14,233
Common stock, $0.01 par value; 200,000,000 shares authorized, 11,500,000 and 28,401,963 shares issued and outstanding, respectively	284,020	115,000
Additional paid-in capital	7,698,068	7,337,088
Accumulated deficit	(8,936,125)	(8,395,283)
Total Stockholders' Equity (Deficit)	(954,037)	(914,413)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 4,965	$ 4,965

The accompanying notes are an integral part of these financial statements.

Statements of Operations

	For the Years Ended December 31, 2004	2003
NET REVENUES	$ 2,250	$ 98,725
COST OF OPERATIONS	-	144,291
Gross profit (loss)	2,250	(45,566)
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	350,384	504,040
(Loss) from operations	(348,134)	(549,606)
OTHER INCOME (EXPENSE)		
Loss on impairment of assets	-	(9,701)
Interest expense	(3,500)	(7,000)
Total Other Income (Expense)	(3,500)	(16,701)
NET LOSS	$ (351,634)	$ (566,307)
BASIC LOSS PER SHARE	$ (0.02)	$ (0.05)
BASIC WEIGHTED AVERAGE SHARES	15,420,227	11,500,000

The accompanying notes are an integral part of these financial statements.

Statement of Shareholders' Equity (Deficit)

	Common Stock		Preferred Stock		Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit
Balance at December 31, 2002	11,500,000	$ 115,000	1,455,878	$ 14,559	$ 5,928,014	$ (7,828,976)
Issuance of Series C Preferred Stock, net	-	-	1,423,307	14,233	1,409,074	-
Net loss for the year ended December 31, 2003	-	-	-	-	-	(566,307)
Balance at December 31, 2003	11,500,000	115,000	2,879,185	28,792	7,337,088	(8,395,283)
Conversion of preferred stock September 30, 2004	14,395,923	143,960	(2,879,185)	(28,792)	(115,168)	-
Issuance of common stock for shares of MetaSource common stock September 30, 2004	946,040	9,460	-	-	179,748	-
Issuance of Common Stock for cash November 18, 2004	60,000	600	-	-	11,400	-
Issuance of common stock to convert debt to Equity - December 31, 2004	1,500,000	15,000	-	-	285,000	-
Dividend paid to common shareholders with MetaSource common stock	-	-	-	-	-	(189,208)
Net loss for the 12 months ended December 31, 2004	-	-	-	-	-	(351,634)
Balance at December 31, 2004	28,401,963	$ 284,020	-	$ -	$ 7,698,068	$ (8,936,125)

The accompanying notes are an integral part of these financial statements.

The OLB Group, Inc.

Statements of Cash Flows

	For the Years Ended December 31, 2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (351,634)	$ (566,307)
Adjustments to reconcile net loss to net cash (used in) operating activities:		
Loss on impairment of assets	-	9,701
Depreciation and amortization	-	40,676
Changes in assets and liabilities:		
Decrease in accounts receivable	-	39,981
Decrease in other assets		29,257
Increase in accounts payable and accrued expense	328,947	424,581
Increase in other current liabilities	1,434	9,775
Net cash (used in) continuing operating activities	(21,253)	(12,336)
CASH FLOWS FROM INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in cash overdraft	(500)	12,336
Increase to loan payable	9,753	-
Proceeds from sale of common stock	12,000	-
Net cash provided by financing activities	21,253	12,336
NET CHANGE IN CASH	-	-
CASH - BEGINNING OF YEAR	-	-
CASH - END OF YEAR	$ -	$ -
CASH PAID FOR:		
Interest	$ -	$ -
Taxes	$ -	$ -
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES		
Stock issued in conversion of accrued expenses	$ 300,000	$ 1,423,307

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements
December 31, 2004 and 2003

NOTE 1 - BACKGROUND

The predecessor to The OLB Group, Inc. (the "Company") was incorporated in the State of New York on January 15, 1993. The Company provides turn-key online shopping solutions to highly trafficked websites through its ShopFast Direct Shopping Database. The Company also provides website development and design services. As of December 31, 2003, the Company's founder owned 100% of the outstanding common stock. Between April 1 and July 16, 1999, 807,100 shares of Series A Preferred Stock and 403,550 warrants were issued in conjunction with a private placement. Between June 7 and July 7, 2000, the Company issued approximately 650,000 shares of Series B Preferred Stock in a private placement. During 2003, there were various debt to equity conversions resulting with the Company issuing 1,423,307 shares of Series C Preferred Stock.

On November 18, 2004, we formed a new corporation in Delaware called The OLB Group, Inc. In December 2004 we merged OLB.com, Inc. into The OLB Group, Inc. and dissolved the New York Corporation. Every shareholder of the New York Corporation received prorate his shares in the New Delaware Corporation. Currently all the shareholders only have common stock of The OLB Group, Inc

On January 6, 2003, the Company signed a Merger Agreement with MetaSource Group (MTSR), a Nevada company whereby MTSR would acquire all the outstanding shares of OLB.com. The merger was rescinded on September 27, 2004 and a settlement agreement was entered into. Under the terms of the settlement agreement, on November 18, 2004 OLB.com, Inc. was merged with and into The OLB Group, Inc., a Delaware corporation. Immediately following this event The OLB Group issued to the shareholders of MTSR 946,040 shares of OLB Group common stock. These shares are being held in escrow until a Form SB-2 registration statement to be filed by OLB Group is finalized. As consideration and in exchange for the transfer of the OLB Group shares, MTSR delivered 376,064 shares of common stock to the former shareholders of OLB.com. As part of the merger of OLB.com with and into OLB Group, all preferred shares of OLB.com were converted into the right to receive OLB Group common stock and OLB Group common stock purchase warrants were issued to shareholders. Holders of OLB.com Series A preferred stock received one share of OLB Group common stock and a warrant to purchase one share of OLB Group common stock for each share of OLB.com Series A preferred stock held; holders of OLB.com Series B preferred stock received one share of OLB Group common stock and warrants to purchase two shares of OLB Group common stock for each share of OLB.com Series A preferred stock held; and holders of Series C preferred stock received one share of OLB Group common stock for each share of Series C preferred stock held and the shareholders of MTSR who received OLB Group stock also received warrants to purchase shares of OLB Group common stock.

A one to five forward common stock split was effective November 18, 2004, affecting all of the above outstanding common stock and warrants issued

NOTE 2 - RECENT ACCOUNTING PRONOUNCEMENTS

During the year ended December 31, 2004, the Company adopted the following accounting pronouncements which had no impact on the financial statements or results of operations:

On December 16, 2004 the FASB issued SFAS No. 123(R), *Share-Based Payment*, which is an amendment to SFAS No. 123, *Accounting for Stock-Based Compensation.* This new standard eliminates the ability to account for share-based compensation transactions using Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees,* and generally requires such transactions to be accounted for using a fair-value-based method and the resulting cost recognized in our financial statements. This new standard is effective for awards that are granted, modified or settled in cash in interim and annual periods beginning after June 15, 2005. In addition, this new standard will apply to unvested options granted prior to the effective date. We will adopt this new standard effective for the fourth fiscal quarter of 2005, and have not yet determined what impact this standard will have on our financial position or results of operations.

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs - an amendment of ARB No. 43, Chapter 4.* This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that ". . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. . . ." This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not believe the adoption of this Statement will have any immediate material impact on the Company.

In December 2004, the FASB issued SFAS No. 152, *Accounting for Real Estate Time-sharing Transactions*, which amends FASB statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions. This statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Management believes

NOTE 2 - RECENT ACCOUNTING PRONOUNCEMENTS (continued)

the adoption of this Statement will have no impact on the financial statements of the Company.

In December 2004, the FASB issued SFAS No.153, *Exchange of Nonmonetary Assets*. This Statement addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetrary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date of this statement is issued. Management believes the adoption of this Statement will have no impact on the financial statements of the Company.

The implementation of the provisions of these pronouncements are not expected to have a significant effect on the Company's consolidated financial statement presentation.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity date of three months or less from the date of purchase to be a cash equivalent.

Concentration of credit risk

Financial instruments which potentially subject the Company to concentration of credit risk consist of accounts receivable and cash deposits. The Company maintains cash with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these institutions. To reduce risk, the Company performs credit evaluations of its customers and maintains reserves for potential credit losses. For the year ended December 31, 2004, revenues from one customers approximated 100% of total revenues. There were no accounts receivable at December 31, 2004. For the year ended December 31, 2003, revenues from three customers approximated 85% of total revenues.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and
assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided utilizing the straight-line method over the related asset's estimated useful life, as indicated in Note 5. Assets under capital leases and leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvement. The Company utilizes a half-year convention for assets in the year of acquisition and disposal.

The Company adopted Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed for Internal Use ("SOP 98-1"), which requires the capitalization of internal use software and other related costs under certain circumstances. The Company is implementing a direct shopping database. External direct costs of materials and services and payroll costs of employees working solely on the application development stage of the project will be capitalized in accordance with SOP 98-1.

Maintenance and repairs are charged to expense as incurred; renewals and improvements that extend the useful life of the assets are capitalized. Upon retirement or disposal, the asset cost and the related accumulated depreciation and amortization are eliminated from the respective accounts and a resulting gain or loss, if any, is included in the results of operations.

These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Furthermore, the assets are evaluated for continuing value and proper useful lives by comparison to expected future cash projections.

At December 31, 2001 the Company determined that it had suffered an impairment loss on certain Internet web development costs and computer equipment due to an unstable business environment and a sudden decline in demand for the Company's products and services. The Company 's write down of the net book value of fixed assets and accumulated depreciation resulted in an impairment loss of approximately $756,000. At December 31, 2003 it was determined that the company had suffered another impairment loss on its furniture & fixtures, office equipment and leasehold improvements when it moved their corporate headquarters to another location. The Company 's write down of the net book value of fixed assets and accumulated depreciation resulted in an impairment loss of approximately $9,700.

Revenue Recognition

On certain e-commerce sales, the Company recognizes the full sales amount upon the processing of a customer's credit card and the shipment of merchandise by the vendor to the customer, and recognizes the amount due to the vendor in cost of sales ("Principal Sales"). In this type of transaction, the risk of loss passes to the Company upon the shipment of products by the vendor, and the Company bears the credit risk with respect to the product sales. For certain other e-commerce sales, the vendor pays a transaction fee to the Company in exchange for processing the transaction ("Agent Sales"). The transaction fee is based upon a specified percentage of the sales transaction. In these cases, the Company records the transaction fee as revenue, as the vendor bears the credit risk.

Revenues from web development and design services are recognized when the service is rendered and accepted by clients.

Stock-based Compensation

As permitted by Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), which establishes a fair value based method of accounting for stock-based compensation plans, the Company has elected to follow Accounting Principal Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") for recognizing stock-based compensation expense for financial statement purposes. Under APB No.25, the Company applies the intrinsic value method of accounting and therefore does not recognize compensation expense for options granted, because options are only granted at a price equal to market value on the day of grant. For companies that choose to continue applying the intrinsic value method, SFAS No. 123 mandates certain pro forma disclosures as if the fair value method had been utilized. See Note 7 for the additional disclosures required under SFAS No. 123.

Income Taxes

On March 31, 1999, the Company terminated its status as an S Corporation and became subject to federal and state income taxes thereafter at applicable C Corporation income tax rates.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and convertible notes approximate fair value due to the short-term maturity of these instruments.

Warranty Reserves

Warranties on products offered by the Company via its Internet commerce sites are the responsibility of the manufacturers. Accordingly, no warranty reserve has been recorded in the accompanying financial statements.

Reclassifications

Certain 2003 amounts in the accompanying financial statements have been reclassified to conform to 2004 classifications.

NOTE 4 - DEBT

	2004	2003
Note payable shareholders - this note originated in conjunction with the private placement of the Company's Series B Convertible Preferred Stock on December 2, 1999. The note carries interest at 7% per annum and is unsecured.	$ 50,000	$ 50,000
Loans payable officer - these loans are unsecured and are payable on demand.	9,753	-
	59,753	50,000
Less: Current portion	59,753	50,000
Non-Current portion	$ -	$ -

NOTE 5 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Included in accounts payable and accrued expenses as of December 31, 2004 and 2003 are liabilities of approximately $560,000. These amounts represent mainly professional and consulting services previously incurred by the Company for operations that were discontinued prior to January 1, 2002. These expenses incurred from the discontinued operations were not paid as the associated operations did not produce sufficient cash flow for such payment. Accordingly, these vendors were notified by the Company of its inability to pay for the incurred services.

As of December 31, 2004, the majority of the $560,000 of accrued expenses is approximately six years old. Management has met with its legal counsel and has been advised that pursuant to state laws, these unpaid amounts will become uncollectible within the next twelve months based on various state statutes of limitations. Upon such event, the Company plans on writing off the expired liabilities.

NOTE 6 - STOCKHOLDERS' EQUITY

In 1999 the Company adopted the 1999 Stock Option Plan (the "Plan"). Pursuant to the Plan, designated employees, including officers and directors of the Company and certain outside consultants, will be entitled to receive qualified and nonqualified stock options to purchase up to 500,000 shares of common stock.

Under the terms of the Plan, the minimum exercise price of options granted cannot be less than 100% of the fair market value of the common stock of the Company on the option grant date. Options granted under the Plan generally expire ten years after the option grant date. For incentive stock options granted to such persons who would be deemed to have in excess of a 10% ownership interest in the Company, the option price shall not be less than 110% of such fair market value for all options granted, and the options expire five years after the option grant date.

The Company accounts for the Plans under APB 25, under which no compensation cost is recognized for stock options granted with an exercise price at or above the prevailing market price on the date of the grant. Had compensation cost for the Plans been determined consistent with the fair value approach required by SFAS 123, the Company's net loss would have not been changed significantly.

NOTE 7 - RELATED PARTY TRANSACTIONS

In March 1999, the Company entered into an employment agreement with its founder and President that expires on February 28, 2004. The agreement provides for an annual salary of $250,000 plus fringe benefits and an incentive bonus based on the achievement of certain performance criteria. The employment agreement also includes a covenant not to compete with the Company for a period of one (1) year after employment ceases as to the renewal of this agreement. On December 31, 2004 the company converted various loans and unpaid salaries as debt to equity conversions resulting with the Company issuing 1,500,000 shares of common stock.

Employment Agreement:
In February 2004, the Company entered into an employment agreement with its founder and President that expires on February 28, 2009. The agreement provides for an annual salary of $250,000 plus fringe benefits and an incentive bonus based on achievement of certain performance targets. The agreement also includes a covenant not to compete with the Company for a period of one year after employment ceases.

NOTE 8 - STOCK OPTIONS AND WARRANTS

A summary of the status of the Company's outstanding stock options and warrants as of December 31, 2004 and December 31, 2003 and changes during the periods then ended is presented below. All warrants expire on November 18, 2007.

	Shares	Weighted Average Exercise Price
Outstanding, December 31, 2002	2,950,000	$ 6.00
Granted	-	-
Expired/Cancelled	(2,950,000)	-
Exercised	-	-
Outstanding, December 31, 2003	-	-
Granted	11,469,316	0.20
Expired/Cancelled	-	-
Exercised	-	-
Outstanding, December 31, 2004	11,469,316	$ 0.20
Exercisable	11,469,316	$ 0.20

NOTE 9 - INCOME TAXES

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences.

Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Net deferred tax assets consist of the following components as of December 31:

		2004		2003
Deferred tax assets:				
NOL Carryover	$	1,541,110	$	1,521,000
Deferred tax liabilities:		-		-
Valuation allowance		(1,541,110)		(1,521,000)
Net deferred tax asset	$	-	$	-

The income tax provision differs from the amount of income tax determined by applying the U.S. federal and state income tax rates of 39% to pretax income from continuing operations for the years ended December 31, 2004 and 2003 due to the following:

		2004		2003
Book Income	$	(137,110)	$	(220,860)
Stock for Services/ Options Expense		117,000		555,090
NOL Carryover		-		(264,825)
Valuation allowance		20,110		(69,405)
	$	-	$	-

At December 31, 2004, the Company had net operating loss carry forwards of approximately $3,900,000 that may be offset against future taxable income from the year 2005 through 2024. No tax benefit has been reported in the December 31, 2004 or 2003 financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carry forwards may be limited as to use in future years.

NOTE 10 -GOING CONCERN

The financial statements are presented on the basis that the Company is a going concern. A going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The Company has incurred significant losses from operations, and has a working capital deficit of approximately $954,000, which together raise substantial doubt about its ability to continue as a going concern. Management is presently pursuing the filing of an Offering Circular on Form 1-A. The ability of the Company to achieve its operating goals and to obtain such additional finances, however, is uncertain. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty.

The Company incurred net losses in 2004 and 2003 approximating $351,634 and $566,307, respectively, and anticipates that it will continue to incur losses for some time. The Company's continued existence is dependent on its ability to generate revenues and on obtaining financing from its stockholders and external sources. Accordingly, there can be no assurance that the Company will succeed in executing its plans and have all the financing necessary for its operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

The Company incurred net losses in 2004 and 2003 approximating $351,634 and $566,307, respectively, and anticipates that it will continue to incur losses for some time. The Company's continued existence is dependent on its ability to generate additional revenues and on obtaining additional financing from its stockholders and external sources. Accordingly, there can be no assurance that the Company will succeed in executing its plans and have all the financing necessary for its operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE 11 - SUBSEQUENT EVENTS

On October 18, 2005 the Company has been approved by the NASD on the OTCBB (pink sheets) for trading under the Symbol: OLBG.

The OLB Group, Inc.

FINANCIAL STATEMENTS

September 30, 2005 and December 31, 2004

CONTENTS

Balance Sheets

ASSETS

	September 30, 2005 (Unaudited)	December 31, 2004
OTHER ASSETS		
Internet domain	4,965	4,965
TOTAL ASSETS	$ 4,965	$ 4,965

The accompanying notes are an integral part of these financial statements.

Balance Sheets (Continued)

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

	September 30, 2005 (Unaudited)	December 31, 2004
CURRENT LIABILITIES		
Cash overdraft	$ 16,572	$ 16,570
Accounts payable and accrued expenses	874,637	860,970
Notes payable - shareholders	50,000	50,000
Accrued salary - officer	187,500	-
Loans payable - officer	30,747	9,753
Accrued interest - notes payable	13,125	10,500
Other current liabilities	11,209	11,209
Total Current Liabilities	1,183,790	959,002
STOCKHOLDERS' EQUITY (DEFICIT)		
Common stock, $0.01 par value; 200,000,000 shares authorized, 28,401,963 shares issued and outstanding	284,020	284,020
Additional paid-in capital	7,698,068	7,698,068
Accumulated deficit	(9,160,913)	(8,936,125)
Total Stockholders' Equity (Deficit)	(1,178,825)	(954,037)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 4,965	$ 4,965

The accompanying notes are an integral part of these financial statements.

Statements of Operations
(Unaudited)

	For the Nine Months Ended September 30,		For the Three Months Ended September 30,	
	2005	2004	2005	2004
NET REVENUES	$ -	$ 2,250		$ $500
COST OF OPERATIONS	-	-	-	-
Gross profit	-	2,250	-	500
OPERATING EXPENSES				
Officer's salary	187,500	187,500	62,500	62,500
Other selling, general & administrative expenses	34,633	53,638	10,590	14,885
Total operating expenses	222,163	241,138	73,090	77,385
(Loss) from operations	(222,163)	(238,888)	(73,090)	(76,885)
OTHER INCOME (EXPENSE)				
Interest expense	(2,625)	(2,625)	(875)	(875)
Total Other Income (Expense)	(2,625)	(2,625)	(875)	(875)
NET LOSS	$ (224,788)	$ (241,513)	$ (73,965)	$ (77,760)
BASIC LOSS PER SHARE	$ (0.01)	$ (0.02)	$ (0.00)	$ (0.01)
BASIC WEIGHTED AVERAGE SHARES	28,401,963	11,554,792	28,401,963	11,670,466

The accompanying notes are an integral part of these financial statements.

The OLB Group, Inc.

Statement of Shareholders' Equity (Deficit)

	Common Stock		Preferred Stock		Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit
Balance at December 31, 2003	11,500,000	$ 115,000	2,879,185	$ 28,792	$ 7,337,088	$ (8,395,283)
Conversion of preferred stock September 30, 2004	14,395,923	143,960	(2,879,185)	(28,792)	(115,168)	-
Issuance of common stock for shares of MetaSource common stock September 30, 2004	946,040	9,460	-	-	179,748	-
Issuance of common stock November 18, 2004	60,000	600	-	-	11,400	-
Issuance of common stock to Convert Debt to Equity - December 31, 2004	1,500,000	15,000	-	-	85,000	-
Dividend paid to common shareholders with MetaSource common stock	-	-	-	-	-	(189,208)
Net loss for the 12 months ended December 31, 2004	-	-	-	-	-	(351,634)
Balance at December 31, 2004	28,401,963	284,020	-	-	7,698,068	(8,936,125)
Net loss for the nine months ended September 30, 2005 (unaudited)	-	-	-	-	-	(224,788)
Balance at September 30, 2005 (unaudited)	28,401,963	$ 284,020	-	-	$ 7,698,068	$ (9,160,913)

The accompanying notes are an integral part of these financial statements.

The OLB Group, Inc.

Statements of Cash Flows
(unaudited)

	For the Nine Months Ended September 30, 2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (224,788)	$ (238,368)
Adjustments to reconcile net loss to net cash (used in) operating activities:		
Changes in assets and liabilities:		
Increase in accounts receivable	-	(1,000)
(Decrease) in accounts payable & Accruals	203,792	189,761
Increase in other current liabilities	-	1,434
Net cash used in continuing operating activities	(20,996)	(48,173)
CASH FLOWS FROM INVESTING ACTIVITIES		
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) to cash overdraft	2	(1,837)
Increase to loans payable	20,994	50,010
Net cash provided by financing activities	20,996	48,173
NET DECREASE IN CASH	-	-
CASH - BEGINNING OF YEAR	-	-
CASH - END OF YEAR	$ -	$ -
CASH PAID FOR:		
Interest	$ -	$ -
Taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements
September 30, 2005 and December 31, 2004

NOTE 1 - BACKGROUND

The unaudited financial statements have been prepared by The OLB Group, Inc. (the "Company"), pursuant to the rules and regulations of the Securities and Exchange Commission. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments), which are, in the opinion of management; necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally present in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. These financial statements should be read in conjunction with the audited financial statements and footnotes for the year ended December 31, 2003. The results of the nine months ended September 30, 2004 are not necessarily indicative of the results to be expected for the full year ending December 31, 2004.

OLB.com, Inc. was incorporated in the State of New York on January 15, 1993, The OLB Group was incorporated in Delaware in 2004. The Company provides turn-key online shopping solutions to highly trafficked websites through its ShopFast Direct Shopping Database. The Company also provides website development and design services. Between April 1 and July 16, 1999, the Company's predecessor, OLB.com, Inc. issued 807,100 shares of Series A Preferred Stock in conjunction with a private placement. Between June 7 and July 7, 2000, OLB.com issued approximately 650,000 shares of Series B Preferred Stock in a private placement. During 2003, there were various debt to equity conversions resulting in OLB.com issuing 1,423,307 shares of Series C Preferred Stock.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity date of three months or less from the date of purchase to be a cash equivalent.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist of accounts receivable and cash deposits. The Company maintains cash with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these institutions. To reduce risk, the Company performs credit evaluations of its customers and maintains reserves for potential credit losses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
On March 31, 1999, the Company terminated its status as an S Corporation and became subject to federal and state income taxes thereafter at applicable C Corporation income tax rates.

The Company accounts for income taxes using the assets and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets or liabilities of a change in tax rates is recognized in the period that the tax change occurs.

NOTE 3 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Included in accounts payable and accrued expenses as of September 30, 2004 are liabilities of approximately $560,000, which represents mainly professional and consulting services previously incurred by the Company for operations that were discontinued prior to January 1, 2002. These expenses incurred from the discontinued operations were not paid as the associated operations did not produce sufficient cash flow for such payment. Accordingly, these vendors were notified by the Company of its inability to pay for the incurred services, at which time the vendors accepted the Company's explanation without any further action. As of September 30, 2005, the majority of the $560,000 of accrued expenses is approximately five years old. Management has met with its legal counsel and has been advised that pursuant to state laws, these unpaid amounts will become uncollectible within the next nine months based on various state statutes of limitations. Upon such event, the Company plans on reversing the expired liabilities.

NOTE 4 - RELATED PARTY TRANSACTIONS

In March 1999, the Company's predecessor entered into an employment agreement with its founder and President that expired on February 28, 2004. Company entered into an employment with Yakov in 2004. The agreement provides for an annual salary of $250,000 plus fringe benefits and an incentive bonus based on the achievement of certain performance criteria. The employment agreement also includes a covenant not to compete with the Company for a period of one (1) year after employment ceases.

NOTE 5 -GOING CONCERN

The financial statements are presented on the basis that the Company is a going concern. A going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The Company has incurred significant losses from operations, and has a working capital deficit of approximately $1,184,000, which together raise substantial doubt about its ability to continue as a going concern. Management is presently pursuing the filing of its SB-2 statement and subsequent equity financing and investment opportunities with investment bankers and private investors. The ability of the Company to achieve its operating goals and to obtain such additional finances, however, is uncertain. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty.

EXHIBITS

Item 1. Index to Exhibits

2.1 Certificate of Incorporation*
2.2 Bylaws*
2.3 Certificate of Merger between The OLB Group, Inc. and OLB.com (On-Line Business)*
3.1 Common Stock Certificate*
3.2 Warrant Agreement, issued by The OLB Group, Inc. to Ronny Yakov*
6.1 Employment Agreement effective March 1, 2004 between The OLB Group, Inc. and Ronny Yakov*
8.1 Settlement and Merger Agreement dated as September 27, 2004, between OLB.com (on-Line Business) and MetaSource Group, Inc.*
10.1 Accountants' consent*
10.2 Opinion of Michael S. Krome, dated April 26, 2005**
10.3 Equipment Co-Location and Maintenance Agreement, between The OLB Group, Inc. and Broadview Networks, Inc.**
10.4 Fulfillment and Distribution Agreement, dated January 19, 2006, between the OLB Group, Inc. and Baker & Taylor Fulfillment, Inc. **
10.5 Form of ShopFast PC Terms and Conditions**
11.1 Opinion re legality***

* Filed with the Company's initial Offering Statement on Form 1-A, submitted to the Securities and Exchange Commission on January 6, 2006
** Filed herewith
*** To be filed by amendment

Michael S. Krome, Esq.
Attorney-at-Law
8 Teak Court
Lake Grove, New York 11755

Tel.: (631) 737-8381
Fax: (631) 737-8382
email: mskrome@optonline.net

Cheryl A. Krome
Ronald Krome
Legal Assistant

April 26, 2005

Ms. Marika Xirouhakis
Westminster Securities Corp.
100 Park Avenue, 28th Floor
New York, NY 10017

Re: ***OLB Group, Inc. (the "Company")***

Dear Sirs:

This office has been requested to render an opinion regarding the tradeability of shares of the Company. Please be advised that I have been given access to the Books and Records of the Company with respect to the shares issued to and held by the various shareholders. A portion of the shares of the Company have been issued and held in excess of one year as of this date.

The Company was initially incorporated as a New York corporation, filed on January 15, 1993, as Interactive Colors, Inc, and subsequently amended to OLB.com (On-Line Business), Inc. On or about January 10, 2005, the New York Corporation was merged into and with a Delaware corporation. The OLB Group, Inc., incorporated on November 18, 2004. An Agreement and Plan of Merger was executed by both corporations with an effective date of November 11, 2004 for accounting purposes. A certificate of Merger of OLB.com (On-Line Business), Inc. with The OLB Group, Inc., with OLB.com (On-Line Business), Inc., being the surviving corporation, taking the certificate of Incorporating of the OLB Group, Inc., as its Certificate of Incorporation was filed with the State of Delaware on January 10, 2005 and the State of New York on January 18, 2005.

For purposes of this opinion, I have been furnished with and have examined originals or copies, certified or otherwise identified to my satisfaction, of all such records of the Company, agreements and other instruments, certificates of officers and representatives of the Company, certificates of public officials and other documents as I have deemed it necessary to require as a basis for the opinions hereafter expressed. As to questions of fact material to such opinions, I have, where relevant facts were not independently established, relied upon certifications by principal officers of the Company. I have made such further legal and actual examination and investigation as I deem necessary for purposes of rendering the following opinions.

In my examination I have assumed the genuineness of all signatures, the legal capacity of natural persons, the correctness of facts set forth in certificates, the authenticity of all documents submitted to me as originals, the conformity to original documents of all documents submitted to me as certified or photostatic copies, and the authenticity of the originals of such copies. I have also assumed that such documents have each been duly authorized, properly executed and delivered by each of the parties thereto other than the Company.

I am a member of the bar of the State of New York. My opinions below are limited to the laws of the State of New York, the Business Corporation Law of the New York, General Corporation Law of the State of Delaware and the federal securities laws of the United States. This Opinion is limited to use by the Company, the Company's Transfer Agent, and the broker involved in the transaction only. No other entity or individual is entitled to rely upon this opinion, without the written consent of this Office.

Based on the foregoing, it is my opinion, as follows:

1. The Company is validly existing and duly incorporated in the State of Delaware;

2. All shares issued by the Company are validly authorized, issued and outstanding shares of common stock and are fully paid and non-assessable;

3. The shares issued by the Company were issued pursuant to the exemption stated in Section 4(2) of the Securities Exchange Act of 1933, as amended; and

4. With respect to the specific issuance of stock in the Company, each issuance of shares the Company relied upon Section 4(2) of the Securities Act of 1933, as amended. Shares were issued as set forth on the schedule annexed to this Opinion Letter. With respect to the shares issued as Series A preferred in 1999, the company issued the shares pursuant to an offering under Regulation D, and the Company was engaged in the creation of its ShopFast software. With respect to the issuance of the Series B preferred, the Company again relied upon Regulation D, and completed its software and launched a series of web-sites. The Company has issued to Ronny Yakov, a Director and Executive Officer of the Company a total of 2,300,000 shares of common stock as a founder of the Company.

5. With respect to the above captioned shares, all shares issued prior to April 7, 2003, are restricted shares at this point in time, but are subject to Rule 144(k) for submission with an

opinion of counsel for the removal of the restrictive legend. Currently, there are a total of 2,300,000 shares of common stock issued and outstanding, 807,000 shares of Series A preferred stock, 648,778 shares of Series B preferred stock issued and outstanding. Of this amount all are restricted securities and none are freely tradable, unless Rule 144 is applied.

If you have any questions, please feel free to contact me.

Very truly yours,

Michael S. Krome

FULFILLMENT DISTRIBUTION AGREEMENT

THIS AGREEMENT (this "Agreement") is entered into as of the 19th day of January, 2006 by and between The OLB Group, Inc. having an address at 1120 Avenue of the Americas , New York, NY 10036 ("Retailer")and BAKER & TAYLOR FULFILLMENT, INC. ("B&T"), a Delaware corporation having an address at 2550 West Tyvola Road, Suite 300, Charlotte, North Carolina 28217.

WITNESSETH:

For valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, the parties agree as follows:

1. DEFINITIONS

As used throughout this Agreement the following terms have the following meanings:

1.1 "Carriers" means those nationally recognized couriers, including but not limited to the United States Postal Service ("USPS") and UPS, offered by B&T in the exercise of their sole discretion as the carriers which may be used to ship Products from the Shipping Facilities to Customers.

1.2 "Customers" means consumer customers of Retailer within the United States and United States territories who order Products from Retailer and to whom Retailer wishes B&T to ship Products directly from the Shipping Facilities.

1.3 "Customer Set Up Guide" means the written material so entitled which Retailer acknowledges having received from B&T, or any modification or update to the same made by B&T from time to time and to which Retailer may agree, which is hereby incorporated by reference.

1.4 "Effective Date" means the date of this Agreement.

1.5 "Expiration Date" means each 1 year(s) anniversary of the Initial Expiration Date.

1.6 "FTP" means transmission via the Internet to either party at such party's designated Internet mailbox location by file transfer protocol, using either ORDENT or X.12 formats.

1.7 "Initial Expiration Date" means the day preceding the first 1 year(s) anniversary of the Effective Date.

1.8 "Inserts" means promotional fliers supplied by Retailer to B&T for inclusion in shipments to advertise additional offerings or to provide additional information about Retailer, or other printed material directed to Customers. Specifically excluded from Inserts are Premiums (hereinafter defined).

1.9 "Premiums" means materials other than Inserts supplied by Retailer to B&T for inclusion in shipments to Customers at no charge to Customers as a reward for a purchase of Products.

1.10 "Products" means such books, calendars, spoken word audio products, pre-recorded video products in VHS and DVD formats, pc games and software, video console games, video console game hardware, video console game accessories, music audio products and accessory products as B&T may offer after the Effective Date.

1.11 "Shipping Facility" means a B&T warehouse in the United States which B&T may from time to time designate as a location from which Products will be shipped.

2. TERM

2.1 This Agreement will begin on the Effective Date and will expire on the Initial Expiration Date, unless terminated on an earlier date pursuant to the express terms of the Agreement or unless extended pursuant to the terms of Section 2.3.

2.2 Except as otherwise provided herein, B&T will notify Retailer of any changes in the pricing of B&T's services provided hereunder and payment terms hereunder by written notice (a "Pricing Notice") given not less than 60 days prior to the Initial Expiration Date or any subsequent Expiration Date. If Retailer is not satisfied with any changes in the pricing and payment terms set forth in the Pricing Notice, Retailer's only option will be to notify B&T that it does not wish that this Agreement be renewed pursuant to the following section. Retailer acknowledges that list prices charged by the vendors of Products are subject to change without notice.

2.3 Unless one of the parties (the "Notifying Party") to this Agreement provides written notice of termination to the other party not less than 45 days prior to the Initial Expiration Date or any subsequent Expiration Date, and if this Agreement otherwise is in full force and effect and no Event of Default (hereinafter defined) has occurred, this Agreement will automatically renew for successive terms of one (1) year(s) each on the same terms and conditions as set forth herein (except for any changes in the pricing and payment terms as set forth in the Pricing Notice) without further action by either party (each such one (1)-year(s) period being referred to herein as a "Renewal Term") but not beyond 5 consecutive Renewal Terms. If the Notifying Party provides written notice of termination to the other party in accordance with this Section 2.3, this Agreement automatically will expire on the Initial Expiration Date or on the next succeeding Expiration Date, as the case may be. As used herein, "Term" means the period beginning on the Effective Date and ending on the last day that this Agreement is in full force and effect.

3. ORDER FULFILLMENT

3.1 Retailer hereby designates B&T as its first call provider to fulfill orders for books, calendars, spoken word audio products, pre-recorded video products in VHS and DVD formats, pc games and software, video console games, video console game hardware, video console game accessories, music audio products and accessory products (the "First Call Products") placed by Retailer throughout the Term of this Agreement. B&T's role as first call provider means that all consumer direct fulfillment orders placed by consumers from Retailer for First Call Products shall be directed by Retailer first to B&T for fulfillment. An order shall be redirected to other fulfillment providers only if B&T's database of on-hand inventory does not then reflect available stock to fulfill such order. Retailer will transmit orders to B&T by FTP or by any other method which is mutually agreed upon by the parties. Each order transmitted by Retailer to B&T will contain the following information: (a) the Products to be shipped, identified by quantity and ISBN or UPC, (b) the Customer's name and shipping address, (c) the method by which Products ordered must be shipped to the Customer, (d) whether or not the order may be fulfilled in multiple shipments of Products to the Customer or if the order may only be fulfilled when B&T has all Products ordered in stock, (e) the text of any special message to the Customer, (f) the item number for Inserts and/or Premiums to be included in the order, (g) any gift wrap instructions, and (h) other ordering specifications as permitted pursuant to the Customer Set Up Guide. If and to the extent there is a discrepancy between the terms of this Agreement and the terms of the Customer Set Up Guide, the terms of this Agreement will prevail. B&T will furnish Retailer with specifications for FTP communications. B&T may change such specifications from time to time on not less than 30 days' prior written notice to Retailer.

3.2 If Retailer wishes B&T to include Inserts or Premiums with orders to Customers, Retailer from time to time will deliver to B&T the same at no expense to B&T and in sufficient quantity to supply to Customers as directed by Retailer to B&T. Inserts and Premiums must be bar coded by Retailer. The handling cost payable by Retailer for including the Inserts is specified on Schedule 3.2 attached hereto and made a part hereof. The handling cost for each Premium will be mutually agreed upon by the parties on a case by case basis. B&T will have no obligation to include a Premium in a shipment if the parties are unable to mutually agree on the handling cost for the same for any reason whatsoever. On prior or contemporaneous notice to Retailer, B&T reserves the right to reject inclusion of any Insert and/or Premium with a shipment if B&T deems the content, subject matter or appearance of the same inappropriate, however B&T assumes no obligation whatsoever with respect to the content, subject matter or appearance of any Insert and/or Premium that is included in a shipment. As used in this Agreement "business day" means any day, which is not a Holiday, on which B&T and the USPS are open for business. As used in this Agreement "Holiday" means any recognized holiday on which the USPS is closed for business.

3.3 After receipt of an order, B&T will (a) fill the order from inventory of Products in stock at the Shipping Facilities, (b) print the text of any special message requested by Retailer on the standard packing slip included in the order (which message may not exceed four (4) lines of 60 characters per line), (c) include any Inserts and/or Premiums requested by Retailer in the order, subject to the provisions of paragraph 3.2 and the availability at the Shipping Facility of the Inserts and/or Premiums, (d) pursuant to Retailer's instructions, and based upon availability of Products in stock, ship the order to the specified Customer either as a multiple shipment or as one shipment. B&T will ship on the same business day all orders received from Retailer by 12:00 P.M. local time at the Shipping Facility from which the order is being shipped on such business day for Products which B&T then has in stock at such Shipping Facility. Any orders received by B&T after 12:00 P.M. local time will be shipped on the following business day. If B&T from time to time is unable to meet the schedule specified in the preceding sentence, B&T promptly will notify Retailer of the same. Any orders received by B&T after such times will be fulfilled on the following business day. Notwithstanding the foregoing, if any orders are received on a day which is not a business day, the same will be fulfilled on the following business day.

3.4 Unless Retailer instructs B&T not to place backorders, B&T shall place Products ordered by Retailer which B&T does not have in stock at the Shipping Facility on a backorder report, after which time such Products (collectively, "Backordered Products") will be ordered by B&T. B&T shall fulfill any Customer orders for Backordered Products in accordance with Section 3.3(a)-(d) following receipt of the relevant Backordered Products by B&T. If B&T does not fulfill a Customer order for a Backordered Product within the time frames specified by Retailer, B&T shall cancel the order for such Backordered Product, provided however that Retailer may not cancel orders for Backordered Products for 30 days after the date the Products are backordered by B&T unless cancellation is due solely to a Customer's cancellation of its order for the Backordered Product. Notwithstanding the preceding sentence, if more than five percent (5%) of orders for Backordered Products are canceled prior to the expiration of the 30 day period during any calendar month due to a Customer's cancellation of the same, Retailer will pay B&T a cancellation fee of ten percent (10%) of the price payable by Retailer for all such Backordered Products in that calendar month. The cancellation fee will be payable within 30 days of receipt of invoice by Retailer.

3.5 B&T will acknowledge receipt of orders to Retailer via FTP at Retailer's FTP mailbox location. Acknowledgment will be made promptly after an order is received and will identify Products as being in stock, as Backordered Products and/or for which the order is being canceled. An order will be cancelled for a particular Product if such Product is inactive (as hereinafter defined) or if Retailer has instructed B&T automatically to cancel an order for a Product which B&T does not have in stock when the order is received.

3.6 (a) B&T will print all packing slips (other than Inserts), will insert all packing slips and will print and affix shipping labels on orders being shipped to Customers as part of its fulfillment obligations hereunder and at no additional expense to Retailer, other than the fulfillment fee specified below. Except for Inserts, only one (1) packing slip will be included with each shipment to a Customer.

(b) Each packing slip will include the Customer's name and address, Retailer's order number, B&T's order or shipment number, the SKU, the description and quantity of Products being shipped, Retailer's name and/or logo, Retailer's return policy, a shipping label and a return label. Any other specifications (such as formatting and layout limitations) with respect to packing slips will be subject to B&T's reasonable requirements, based on B&T's systems' capabilities. B&T is hereby authorized to use Retailer's name and/or logo for the sole purpose of fulfilling B&T's obligations hereunder.

3.7 Retailer acknowledges that it does not expect B&T to maintain in stock a complete inventory of all Products that may be ordered by Customers. Retailer acknowledges that B&T does not provide special inventory support of Products as part of this Agreement. B&T will maintain, and will update on a daily basis each business day (except Monday), stock availability for Products. In addition, B&T will provide stock availability to Retailer on demand by FTP transmission.

3.8 B&T will deliver by FTP transmission to Retailer's FTP mailbox location the following reports to Retailer at no additional charge to Retailer:

(a) On a daily basis each business day, B&T will deliver to Retailer a Ship Report which details, by order, all orders shipped for the Retailer for the preceding business day, all Products contained in each order from Retailer, the item number(s) shipped, the cost of the Products, and the other related costs to fulfill the order.

(b) On a daily basis each business day, B&T will deliver to Retailer a Daily Log, which details, respectively, (i) all Product returns (identified by invoice number) processed by B&T for the preceding business day and indicating quantity and amount, and (ii) by order, all orders filled by B&T on the preceding business day and which includes the following information for each such order: the order number, the Customer's name, an itemization of Products shipped, the price charged by B&T to Retailer for each Product, and shipping and handling charges to Customers and to Retailer.

(c) On a daily basis each business day, B&T will deliver to Retailer a Cancelled Order Report which specifies all orders canceled during the previous business day and includes the following information for each canceled order: the order number, the Customer's name, the title of each Product, the quantity of all Products, and the name of the person who canceled the order on behalf of the Customer.

(d) On a daily basis each business day, B&T will deliver to Retailer an Inactive Product Report which specifies all orders of Products which are on backorder during the previous business day and for which any Product contained in the order has been flagged as "inactive" in B&T's inventory system. As used herein, "inactive" means all Products which are out of print, otherwise permanently unavailable for sale or not supplied by B&T.

3.9 If any Products ordered by a Customer are placed on moratorium by B&T's vendor, B&T will notify Retailer and will supply the Product only while B&T's supplies last, after which time B&T will cancel the order. As used herein, "placed on moratorium" means Products which are designated by the vendor as being indefinitely unavailable for purchase from the vendor.

3.10 B&T will not be liable for delays arising from the failure of any Carrier to meets its respective delivery standards.

4. <u>RETURNS</u>

4.1 (a) Each shipment of Products to Customers will include Retailer's return policy, including instructions that Customers are to make returns of Products to Retailer at B&T's return center address. Within three (3) business days of B&T's receipt of the same, all returned Products will be received into B&T's inventory, the Products will be logged as having been received, and B&T will provide Retailer with information in reasonably sufficient detail to allow

Retailer to properly credit Customers for such returns. Within 30 days of B&T's receipt of accepted returns, Retailer will be issued any applicable credits by B&T in accordance with the Product Returns/Credit Matrix attached hereto as Schedule 4.1 and incorporated herein. On not less than 30 days' prior notice to B&T, Retailer may elect to process all returns of Products from Customers after the date specified in such notice.

(b) Notwithstanding the Product Returns/Credit Matrix or any other provision herein, B&T will not be obligated to accept any returns of Products submitted more than 60 days after shipment of such Products to a Customer for any reason. Game Products are not returnable.

4.2 (a) For those Product returns for which a Return Processing Fee is indicated on Schedule 4.1, Retailer will pay B&T a Return Processing Fee in an amount equal to 7.5% of the price charged by B&T to Retailer for such Products returned.

(b) Product returns other than Erroneously Shipped Products, Damaged Products, Defective Products, and Unmerchandisable Products (each as defined in Schedule 4.1) are considered "Restricted Returns". If Restricted Returns of Products during any calendar quarter during the Term exceed five percent (5%) of Retailer's purchases from B&T for the immediately preceding quarter, then the Return Processing Fee will be increased to ten percent (10%) of the price charged by B&T to Retailer for Products returned for the remainder of the Term.

4.3 Retailer will reimburse B&T for any freight costs incurred for Products returned freight due. Retailer will also reimburse B&T for any redirection fees assessed by the Carrier for any erroneous or out-of-date shipping addresses provided by Retailer to B&T.

4.4 All Products returned to B&T (except for returns of Defective Products and/or Unmerchandisable Products) must be with the original packing intact (including manufacturer's shrink wrap for video and audio Products).

4.5 (a) B&T will use commercially reasonable efforts to not ship Unmerchandisable Products to Customers. If Unmerchandisable Products are shipped by B&T to Customers, B&T's sole liability hereunder will be to accept returns of the same within the time period specified in 4.1(b) and issue a credit pursuant to Schedule 4.1.

(b) B&T will package Products for shipment to Customers in a manner which is commercially reasonable to prevent damage during shipment.

5. PRICING AND PAYMENT TERMS

5.1 (a) Retailer will pay B&T the purchase price of all Products ordered by Customers and all fees, charges and reimbursables, as more particularly set forth in other provisions of this Agreement or on Schedule 3.2 attached hereto and made a part hereof. Retailer will pay all such amounts, fees, charges and reimbursables to B&T in accordance with the payment terms in effect at the time of order acceptance. B&T may determine and modify such payment terms from time to time based upon B&T's assessment of Retailer's credit and payment history. All payments made to B&T will be in U.S. Dollars, in good funds and delivered by check or wire transfer to the order of B&T pursuant to B&T's instructions. Retailer may not reduce and set off amounts payable hereunder against any indebtedness or any other claim that Retailer may have against B&T, however or whenever arising.

(b) The price charged by B&T to Retailer for Products purchased from B&T will be expressed on the basis of a discount from the list prices or as otherwise expressly specified on Schedule 3.2 hereto as of the date of shipment of Products to Customers, and as more particularly set forth on Schedule 3.2 hereto. As used in this Agreement, "list price" means, respectively, the publisher's, studio's or audio label's published list price with respect to a Product, unless such price is not published by the publisher, studio or audio label, in which case B&T may assign a list price based on a standardized formula that considers B&T's cost of doing business. Retailer acknowledges and agrees that list prices for Products are subject to change without notice.

5.2 Each party will be responsible for the payment of its FTP transmissions to the other party.

5.3 Retailer will pay all freight costs for all Product shipments to, and Product returns from, Customers, subject to the Product Returns/Credit Matrix set forth in Schedule 4.1. Freight costs will be at the carriers' published rates. Retailer acknowledges that such freight charges are subject to change without notice. Retailer acknowledges and agrees that the weight of some Products shipped to Customers may be rated based on a system-generated weight based on the actual Product weight (as reflected in B&T's system) plus a tare weight for packaging.

5.4 If Retailer fails to pay any amounts owed to B&T when due, B&T shall be entitled to hold and/or cancel orders submitted by Retailer until payment arrangements satisfactory to B&T are made and implemented. B&T will not be liable for any delays resulting from Retailer's nonpayment. This remedy shall be in addition to, and not in lieu of, any other remedies available to B&T for nonpayment under this Agreement or at law or equity.

5.5 If Retailer fails to make any payment due hereunder to B&T within 30 days after receipt of B&T's invoice therefor, then Retailer will pay B&T the amount due, together with interest thereon until paid, calculated at the rate of eighteen percent (18%) per annum.

5.6 Extension of credit to Retailer by B&T shall be subject to the terms and conditions of the credit application which Retailer submits, Retailer paying B&T in a timely manner, and to B&T's assessment of Retailer's financial condition, which assessment shall be made in B&T's sole judgment. Retailer will deliver to B&T c/o Baker & Taylor Retailer, 2550 West Tyvola Road, Suite 300, Charlotte, NC 28217, Attn.: Chief Financial Officer, the following financial information:

(a) within seven (7) days of issuance, but not later than 90 days after the end of each fiscal year of Retailer, Retailer's audited financial statements (including footnotes and accountant's opinion) as of the last day of each of Retailers' fiscal year;

(b) within seven (7) days of issuance, but not later than 30 days after the end of each fiscal quarter, Retailer's unaudited financial statements (including comparative profit and loss and balance sheet statements) dated as of the last day of each fiscal quarter;

(c) not later than that 15th day of the following fiscal month, a statement of Retailer's cash balance as of the last day of each fiscal month, and

(d) such other data that B&T may reasonably request to establish and maintain a credit line for Retailer.

At any time and from time to time during the Term, B&T may require Retailer to reduce its account balance with B&T to a level determined by B&T in its sole discretion (up to and including an account balance of $0), based upon B&T's determination that Retailer's financial condition warrants the same.

6. WARRANTIES AND INDEMNITY

6.1 B&T warrants that it has good title to the Products delivered to Customers pursuant to this Agreement. **EXCEPT FOR THE FOREGOING WARRANTY, THERE ARE NO OTHER EXPRESS WARRANTIES, AND THERE ARE NO IMPLIED WARRANTIES. EXPRESSLY EXCLUDED ARE ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. NO ORAL OR WRITTEN INFORMATION OR ADVICE GIVEN BY B&T OR ITS AGENTS OR EMPLOYEES WILL CREATE A WARRANTY OR IN ANY WAY INCREASE THE SCOPE OF THE FOREGOING WARRANTY.**

6.2 **B&T WILL NOT BE LIABLE FOR ANY DIRECT, INDIRECT, CONSEQUENTIAL, SPECIAL, PUNITIVE, OR INCIDENTAL DAMAGES (INCLUDING DAMAGES FOR LOSS OF BUSINESS PROFITS, BUSINESS INTERRUPTION, AND THE LIKE) ARISING OUT OF THIS AGREEMENT, THE SERVICES PROVIDED UNDER THIS AGREEMENT, OR THE DELIVERY OF, USE OF, OR INABILITY TO USE ANY PRODUCTS, EVEN IF B&T HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.** B&T's sole obligation with respect to any such matters shall be to accept returns of Products as specified in this Agreement and to issue applicable credits as specified in Schedule 4.1 attached hereto.

6.3 Retailer agrees to defend, indemnify and hold harmless B&T, its officers, directors, employees, agents, affiliates, successors and assigns, from and against any loss, claim, cost or expense (including reasonable attorneys' fees and expenses) incurred by reason of any claim made by any third party arising out of this Agreement.

7. TERMINATION

7.1 (a) Either party may terminate this Agreement upon the occurrence of an Event of Default by the other party. An "Event of Default" is hereby defined to mean (i) the defaulting party's failure to cure within thirty (30) days after receipt of written notice from the non-defaulting party, any of the following: (x) failure of the defaulting party to observe or perform any of the obligations imposed on the defaulting party under this Agreement, or (y) failure of the defaulting party to comply with this Agreement or any other agreement between Retailer and B&T, or (z) breach of any warranty made by the defaulting party under this Agreement, or (ii) a party becomes or is declared insolvent or otherwise unable to pay its debts as they become due, or upon the filing of any proceeding (whether voluntary or involuntary) by the party for bankruptcy, insolvency or relief from creditors, or (iii) within ten (10) days after receipt of written notice from the non-defaulting party, the failure of the defaulting party to make any payments when due hereunder. The option to terminate this Agreement shall be in addition to, and not in lieu of, any other remedy available to the terminating party under this Agreement or at law or equity, all such remedies being cumulative.

(b) In addition to the preceding remedies, upon the occurrence of an Event of Default by Retailer hereunder at any time and from time to time, B&T may require Retailer to reduce its account balance with B&T to a level determined by B&T in its sole discretion (up to and including an account balance of $0).

7.2 Termination of this Agreement upon either party's default, or the expiration of this Agreement will not affect:

(a) the rights of either party with respect to any breach of this Agreement, or

(b) the obligations of either party already accrued prior to the effective date of expiration or termination (including obligations with respect to returned Products).

(c) those obligations of the parties that, by their terms, survive termination or expiration of this Agreement.

7.3 In the event of the expiration or a termination of this Agreement, Retailer promptly will reconcile accounts payable and receivable with B&T and bring the balance owed, if any, current and up-to-date.

8. <u>CONFIDENTIALITY</u>

The parties acknowledge that each may be exposed to confidential information relating to the other party's business under this Agreement, including, but not limited to, the terms of this Agreement, quantities of Products, dollar volumes, revenues of Products, wholesale prices and similar information. The parties agree that, during the Term, and for a period of three (3) years after the termination or expiration of this Agreement, neither party will disclose to any third party any such confidential information without the prior written consent of the other party, except to employees, agents, auditors, contractors, directors and similar entities solely required to fulfill the terms of this Agreement, and as long as such third parties agree to be bound by the confidentiality provisions hereof. The confidential information which each party may receive from the other party for the above period will be treated with the same degree of care used to protect its own confidential information, but in no event less than a reasonable degree of care. The confidentiality obligations between the parties will not apply to any information (a) which is in the public domain or which becomes part of the public domain through no fault of the receiving party; (b) which is known to the receiving party prior to the disclosure thereof by the disclosing party (as established by documentary evidence); (c) which is lawfully received by the receiving party from a third party who provided such information without breach of any separate confidentiality obligation owed to the disclosing party; (d) which is disclosed by the disclosing party to any third party without restriction on further disclosure; or (e) which is independently developed by personnel having no access to the disclosing party's confidential information (as established by documentary evidence).

9. MISCELLANEOUS

9.1 Subject to B&T's obligations with respect to returns of Products as set forth in Schedule 4.1, the risk of parcel loss or damage shall pass from B&T to Retailer when the parcels containing Products are tendered to Carriers for shipment to Customers. Title to Products shall transfer from B&T to Retailer when the parcels containing Products are tendered to Carriers for shipment to Customers. Retailer must provide B&T notice of any claim alleging failure of B&T to tender Products to Carriers for shipment within thirty days of the ship date reflected in the Ship Report for such Products. Retailer will be liable for any Products for which shipments are lost and/or misdirected by Carriers and/or refused by Customers.

9.2 B&T, its officers, directors, employees, agents, affiliates, successors and assigns (the "B&T Indemnitees") will not be liable for any sales, use, and/or value-added tax and/or any related tax liability, and/or any interest or penalties relating thereto, if any, associated with the sale or provision of Products to Retailer or to Customers or otherwise arising out of this Agreement. B&T will not be responsible for charging or collecting sales or use tax, however designated, on orders fulfilled hereunder, and Retailer will be responsible for directly paying any such sales, use and related taxes, if any, and will provide B&T with applicable sales tax licenses, reseller certificates, and/or direct pay certificates upon request. Retailer agrees to defend, indemnify and hold harmless the B&T Indemnitees from and against any claim for payment of sales, use, and/or value-added tax and/or any related tax liability, and/or any interest or penalties relating thereto, made upon the B&T Indemnitees by any state or other governmental authority or any third party in connection with or arising out of sales or provision of Products to Retailer or to Customers or otherwise arising out of this Agreement.

9.3 Neither party will be liable for any failure to perform, or delay in the performance of, any of its obligations hereunder (nor will the same constitute an Event of Default) if and to the extent the failure or delay is caused, directly or indirectly, by events beyond its control, such as acts of God, acts of the public enemy, acts of any governmental body in its sovereign or contractual capacity, fires, floods, epidemics, quarantine restrictions, strikes or other labor disputes (except strikes or labor disputes that are not industry wide but are brought against Retailer or B&T solely), freight embargoes, and/or unusually severe weather. Lack of funds by either party will not excuse its timely performance of its obligations hereunder. In the event of an occurrence described in the first sentence, the non-performing party affected will be excused from further performance or observance of the obligation(s) so affected for as long as such circumstances prevail and if the party continues to use its best efforts to recommence performance or observance whenever and to whatever extent possible without delay.

9.4 Retailer may not assign its interest in this Agreement in whole or in part, by operation of law or otherwise, without the prior written consent of B&T, which B&T will not unreasonably withhold or delay. Notwithstanding the foregoing, B&T may assign this Agreement to a successor-in-interest to its business without consent. Upon a permitted assignment of this Agreement by Retailer, the assignee will expressly assume all of Retailer's obligations hereunder from and after the date of such assignment, such assignment will not release Retailer from its obligations hereunder, and Retailer promptly will deliver a fully executed assignment agreement to B&T which contains the terms contained in the preceding sentence. Any attempt to assign this Agreement by Retailer other than as permitted above will be null and void.

9.5 This Agreement shall be construed in accordance with the laws of the State of NC, without giving effect to the conflict of laws provisions thereof.

9.6 The parties agree to submit to non-binding mediation in Charlotte, North Carolina any dispute, controversy or claim arising out of this Agreement, except for claims of nonpayment, within fifteen (15) days after either party notifies the other that a matter is in dispute and requests mediation. If the matter is not resolved through mediation, the matter shall be submitted by the parties for binding arbitration in Charlotte, North Carolina in accordance with the Commercial Arbitration Rules of the American Arbitration Association (the "Rules"). The arbitrator(s) sitting in such controversy shall not have any power to alter or modify any express provision of this Agreement or to render any award which by its terms effects any such alteration or modification. Each party will bear its own legal expenses, attorneys' fees and disbursements and costs of all experts and witnesses called by it in connection with mediation and/or arbitration processes. However, if the claim of either party is upheld by the arbitrators in all material respects, then the prevailing party promptly will be reimbursed by the other party for its reasonable attorney's fees and disbursements and the reasonable costs of its experts and witnesses, and the non-prevailing party also will pay all fees, costs and expenses of the arbitration. Any award rendered will be final and conclusive upon the parties. Judgment on the award rendered by the arbitrator(s) may be entered by any court having jurisdiction over the parties and shall be final and conclusive upon the parties. Both parties will continue to perform their respective obligations under this Agreement during any mediation and/or arbitration proceedings.

9.7 The parties submit and consent to the jurisdiction of, and confer jurisdiction upon, the state and federal courts in Charlotte, North Carolina for all purposes in connection with or arising out of this Agreement. The parties further consent that any process or notice or motion or other application in either of said courts or to a judge thereof and any paper in connection with this Agreement may be served inside or outside North Carolina, by recognized express mail courier service or by personal service, provided that a reasonable time for appearance is allowed, or in such other manner as may be then permissible under the applicable rules of such court.

9.8 No representation, promise, inducement or agreement relating to the transactions contemplated by this Agreement has been made by either party that is not set forth in this Agreement, and neither party shall be bound by or liable for any representation, promise, inducement or agreement not so set forth.

9.9 All notices, demands, consents, approvals and requests given by either party hereunder shall be in writing and shall be sent, by a nationally recognized overnight courier with receipt acknowledged and provision for payment made, by telecopy, or by registered or certified mail (return receipt requested), return postage pre-paid, to the parties at the following addresses:

If to B&T: Baker & Taylor Fulfillment, Inc.
2550 W. Tyvola Road, Suite 300
Charlotte, NC 28217
Telecopy No.: 704-998-3310
Attn.: Chief Financial Officer

If to Retailer: The OLB Group, Inc.
1120 Avenue of the Americas
New York, NY 10036
Telecopy No.:212-898-1248
Attn:

All notices given by courier or by telecopy will be deemed received at the notice address and all notices given by registered or certified mail will be deemed delivered five (5) days after deposit with the U.S. Postal Service. Either party may change its notice address from time to time by notification in writing to the other party, however any such notification will not be deemed given until actually received by the recipient party.

9.10 The waiver or failure of either party to exercise in any respect any right provided for herein will not be deemed a waiver of any further right hereunder.

9.11 The provisions of this Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and each of their respective successors and permitted assigns.

9.12 Nothing contained in this Agreement shall be deemed or construed to create a partnership or joint venture of or between Retailer and B&T, or to create any other relationship between the parties other than that of independent contractors. Except as expressly provided herein, this Agreement is intended solely for the benefit of the parties hereto, does not confer upon any third party the status of a third-party beneficiary and shall not be construed as creating a third party beneficiary relationship with respect to any agreements separately entered into by and between either party hereto and any third party.

9.13 The captions used herein are for convenience of reference only and are not part of this Agreement, and shall in no way be deemed to define, limit, describe, or modify the meaning of any provision of the Agreement.

9.14 If any term or provisions of the Agreement or applications thereof to any person or circumstances is, to any extent, held to be invalid or unenforceable, the remaining terms and provisions of this Agreement, or the applications of such terms and provisions to persons or circumstances other than those as to which it is held invalid or unenforceable, will not be affected thereby, and each term and provision of this Agreement will be valid and enforced to the fullest extent permitted by law.

9.15 The provisions of Articles 5, 6, 7, 8, and 9 of this Agreement shall survive the termination or expiration of this Agreement.

9.16 Retailer represents and warrants to B&T that Retailer's principal business activity is not the goal of establishing exclusive relationships with educational institutions for the purpose of selling textbooks via the Internet (the "Proscribed Use"). During the Term, Retailer will not conduct as its principal business activity the Proscribed Use.

9.17 Retailer represents and warrants to B&T that Retailer will comply with all applicable laws, including but not limited to those relating to restrictions on the sale and/or distribution via the Internet of pornographic materials or materials deemed inappropriate for minors (collectively, "Restricted Materials"). Retailer agrees to defend, indemnify and hold harmless the B&T Indemnitees from and against any loss, claim, cost or expense, including attorneys' fees or expenses, incurred by any of the B&T Indemnitees arising out of Retailer's failure to comply with such laws and/or Retailer's breach of the preceding representation and warranty. B&T agrees to defend, indemnify and hold harmless Retailer and its employees, officers, shareholders and directors (collectively, the "Retailer Indemnitees"), from and against any loss, claim, cost or expense, including attorneys' fees or expenses, incurred by any of the Retailer Indemnitees arising out of B&T's failure to comply with B&T's obligations hereunder which directly result in liability to the Retailer Indemnitees under such laws governing the sale and/or distribution via the Internet of Restricted Materials. These indemnities shall survive the termination or expiration of this Agreement.

9.18 Retailer will not publicly announce the existence of this Agreement, or advertise or release any publicity with respect to the same, without obtaining B&T's prior written consent and approval of the announcement, advertisement or release.

9.19 This Agreement, together with any and all credit applications, security agreements, and related agreements, contain and embody the entire agreement of the parties relating to the subject matter hereof, and no representations, inducements, or agreements, oral or otherwise between the parties not contained in the Agreement, if any, will be of any force or effect. This Agreement may not be modified, changed or terminated in whole or in part in any manner other than by an agreement in writing duly signed by both parties.

9.20 This Agreement may be signed in counterparts both of which taken together shall be deemed one original. Telecopied facsimiles of a signed counterpart of this Agreement from one party to the other will be deemed to be delivery of a signed counterpart by the party sending the telecopied facsimile.

IN WITNESS WHEREOF, the parties have signed and delivered this Agreement as of the date first above written.

Baker & Taylor Fulfillment, Inc.	**The OLB Group, Inc.**
By: ______________________	By: Ronny Yakov
Title: ______________________	Title: Chief Executive officer

SCHEDULE 3.2

Definition	Price Indicator	Terms
Set up Charge		$1,000.00
VHS Catalog Product	E	Manufacturer's Cost + 10%
DVD Product		Manufacturer's Cost + 10%*
CD Product		Manufacturer's Cost + 10%*
Accessory Product		25.0%
Trade Editions (Adult Hardcover) (Popular Fiction & Non-fiction) High demand materials designed for the general consumer, usually dealing with a subject matter having broad mass appeal.	0 (The number "zero".)	40.0%
Trade Editions (Juvenile Hardcover) (Popular Fiction & Non-fiction) High demand, juvenile materials designed for the general consumer, usually dealing with a subject matter having broad mass appeal.	J	40.0%
Spoken Word Audio (Popular Fiction & Non-fiction) (Includes some popular unabridged) Primarily abridged materials designed for the general consumer, usually dealing with a subject matter having broad mass appeal.	H	45.0%
Juvenile Quality Paperback Editions High demand, juvenile paperback materials other than the standard rack size paperback, typically found in bookstores and other retail outlets.	G	40.0%
Adult Quality Paperback Editions High demand paperback materials other than the standard rack size paperback, typically found in bookstores and other retail outlets.	B	40.0%
Mass Market Editions A standard rack size paperback typically found in bookstores or other retail outlets.	P	40.0%
Single Edition reinforced A high quality binding designed to provide a long shelf life in a heavy use environment. Subject content can include both fictional and non-fiction works appealing to juveniles as well as adults.	R	40.0%
Publisher's Library Edition Fiction as well as non-fiction materials appealing to both juveniles and adults, designed with the rugged durability required of the environment typically found in a library setting.	Z	15.0%
Imported Foreign Language Titles	F	35.0%
University Press Trade Editions	A	40.0%
Computer Books	C	40.0%

Definition	Price Indicator	Terms
Text, Technical, Reference & Small Press	L/M/N/S/T/V/X	L=40.0%

Category of materials including, but not limited to text, technical, reference, small press and some university press titles (excluding University Press Trade Editions), as well as titles purchased from publishers on a non-returnable basis and those publishers that extend little discount to Baker & Taylor and publishers whose titles have limited sales volume based upon a semi-annual review. Materials in this category are both adult and juvenile and may be of any binding.		M=40.0% N=5.0% S=25.0% T= 10.0% V=15.0% X = 20.0%
Enhanced Service Program (Includes text, technical, reference & net titles)	Y	0.0% plus $4.95/UNIT
	Q	5.0%
PC Games and Software		Manufacturer's Sheet Cost plus 9% (exception: product sourced from distributors will be Manufacturer's Sheet Cost plus 12%)
PC Budget Games and Software (defined as any pc software product with a manufacturer's published sheet cost under $15.50)		Manufacturer's Sheet Cost plus $1.50 per unit
Video Console Games		Manufacturer's Sheet Cost plus greater of 9% or $1.25 per unit
Video Console Game Hardware		Manufacturer's Sheet Cost plus $4 per unit
Video Console Game Accessories		Manufacturer's Sheet Cost plus greater of 13% or $1.25 per unit
Freight		Based on carrier tariff rates
Fulfillment Fee		$0.65 per unit
Insert Fee		$0.05 per insert
Gift Wrap		$1.00 per unit

- **All stated discounts other than for VHS, DVD, and CD Products are stated as a percentage off of list price. The discounts vary based on the classification of books into general categories, some of which are determined by general marketing criteria. Baker & Taylor has utilized commercially reasonable efforts to categorize books for pricing purposes by considering such factors as binding, cost of acquisition, general marketing categories, publisher's discount, customer demand, returnability to publishers, and other factors. Baker & Taylor reserves the sole right to be the final determinant of the pricing category. Please note that Baker & Taylor provides a detailed invoice that identifies the publisher's current suggested list price, the discount offered, and the exact price charged for each title ordered.**

This agreement affords the provision of books based upon stated discounts from the publisher's current list price. Please note that the publisher's list price is subject to change without notice. In addition, please note that for some college textbook publishers where no publisher list price is assigned by the publisher, Baker & Taylor will assign a list price for these titles based upon a standardized formula that considers Baker & Taylor's cost of doing business.

* Exception: Universal Products will be invoiced at the cost reflected in B&T's system plus the percentage indicated or as otherwise agreed between the parties.

The terms contained herein are confidential and are not to be disclosed to outside parties. The parties acknowledge and agree that the foregoing terms have been agreed upon in good faith as meeting the prevailing competitive circumstances.

SCHEDULE 4.1

PRODUCT RETURNS/CREDIT MATRIX

	(A) Description	(B) Code	(C) Credit Retailer Amount Charged for Product	(D) Credit Retailer Amount Charged for Fulfillment Fees	(E) Credit Retailer Amount Charged for Freight for shipping Product to Customer	(F) Charge Return Processing Fee	(G) Credit Retailer Amount USPS Would Charge for Shipping Product from Customer to B&T for Return
(1)	Damaged Product	FDA	No	No	No	Yes	No
(2)	Lost Product	FDP	No	No	No	Yes	N/A
(3)	Defective Product	FDE	Yes	No	No	Yes	No
(4)	Unmerchandisable Product	FPC	Yes	Yes	Yes	No	Yes
(5)	Erroneously Shipped Product		Yes	Yes	No	No	Yes
(6)	Concealed Shortage/ Missing Product		Yes	Yes	No	N/A	N/A
(7)	Wrong Product Ordered	FIW	Yes	No	No	Yes	No
(8)	Customer Doesn't Want	FMS	Yes	No	No	Yes	No
(9)	Refused by Customer	FRF	Yes	No	No	Yes	No
(10)	Undeliverable/ Address Error	FUN	Yes	No	No	Yes	No
(11)	Past 60 days	FXP	No	No	No	N/A	No

(1) Damaged Product: Product that was damaged during shipment in a manner which prevents the Product from being used for its intended purpose.
(2) Lost Product: Shipment that the designated carrier received and the entire shipment was lost, or one or more of the Products is missing from the shipment due to a damaged or open packaging container.
(3) Defective Product: Product that contains manufacturing defects which prevent the Product from being used for its intended purpose.
(4) Unmerchandisable Product: Product that is visibly shopworn and/or soiled in B&T's reasonable judgment.
(5) Erroneously Shipped Product: Wrong Product that is included in a shipment instead of the Product actually ordered by Retailer.
(6) Concealed shortage / Missing Product: Product that is included on packing slip as fulfilled but Product is not contained in intact, undamaged packaging.
(7) Wrong Product Ordered: Product that is correctly shipped based on Retailer's order, but perceived as incorrect Product by Customer.
(8) Customer Doesn't Want: Product that is correctly ordered by Retailer and correctly shipped but Customer no longer wants.
(9) Refused by Customer: Shipment that the "ship to" Customer refused acceptance of at delivery.
(10) Undeliverable / Address Error: Shipment that is returned to B&T as undeliverable due to incorrect or unknown address.
(11) Past 60 days: Product that is not accepted for return because return is later than 60 days after original shipping date.

Broadview Networks

EQUIPMENT CO-LOCATION AND MAINTENANCE SERVICE AGREEMENT

THIS AGREEMENT (the "Agreement") is made as of ___, 2005 ("Effective Date") by and between OLB Group, Inc., a Delaware corporation, with its principal place of business located at 1120 Avenue of the Americas – 4th Floor, New York, NY 10036 (the "OLB Group") and Broadview Networks Inc., a New York corporation, with its principal place of business located at 59 Maiden Lane, 27th Floor NY, NY 10038 ("Broadview"), (each individually a "Party" and collectively the "Parties").

BACKGROUND

WHEREAS, Broadview owns, controls, or leases certain telecommunications facilities at the locations set forth in **Exhibit B** attached hereto (the "Locations"); and

WHEREAS, OLB Group desires to (i) co-locate at such Locations the equipment specified on **Exhibit A** attached hereto (the " OLB Group Equipment") for the purpose of interconnecting the OLB Group Equipment with Broadview's network (the "Broadview Network") and/or (ii) use the Broadview Network to host one or more web sites; and

WHEREAS, Broadview is willing to provide such co-location and web hosting services to the OLB Group upon the terms and conditions contained herein;

NOW THEREFORE, in consideration of the foregoing, the Parties, intending to be legally bound, agree as follows:

I. CO-LOCATION, EQUIPMENT, INSTALLATION AND SUPPORT

1.1 CO-LOCATION

Broadview agrees to permit the OLB Group Equipment to be co-located at the Locations during the Term of this Agreement. The amount of space allocated to the OLB Group at each Location (the "Co-location Space") shall be set forth in **Exhibit B** attached hereto. Except as otherwise set forth herein, OLB Group agrees and acknowledges that OLB Group may not provide or make available to any third Party any portion of the Co-location Space without Broadview's prior written consent.

1.2 EQUIPMENT

(a) Equipment Specifications and Installation Design of OLB Group's Equipment. OLB Group shall submit prior to delivery a service order request listing the equipment and design for installation. All equipment and designs must meet Broadview's requirements for design and installation options. Broadview will submit to OLB Group approval of equipment and design or list of items that do not comply with Broadview's requirements. In addition, if any design is not acceptable, Broadview will provide written detail describing the necessary corrections prior to delivery and installation. Broadview will not be responsible for any delays associated with OLB Group's ability to implement these necessary changes for equipment or design.

A Service Order Request must be submitted to Broadview for any products or services under this Agreement. If a product or service is not listed in Exhibit C, a quote will be provided as part of the Service Order Request process. Upon approval of the quote, Broadview will process the Service Order Request.

(b) *Delivery of OLB Group Equipment.* OLB Group shall provide Broadview with 48 - hour notice prior written notice of delivery of all OLB Group Equipment. OLB Group agrees to make arrangements for inside delivery of the OLB Group Equipment to each Location, and to be present upon delivery to accept the OLB Group Equipment. The OLB Group shall pay all costs with respect to the delivery of the OLB Group Equipment, including but not limited to all transportation, rigging and drayage costs. Broadview is not responsible for the receipt or acceptance of OLB Group Equipment, nor to any damage caused during delivery or at any time while in the

possession of the OLB Group. The OLB Group Equipment must be delivered to a location inside Broadview's facilities.

(c) Ownership of Equipment. The Parties understand that each Party's equipment will be owned by that Party. Title to each item of equipment will remain with the owning Party or such Party's lessor and the other Party shall have no right, title or interest in the owning the other Party's equipment, except as expressly provided in this Agreement. All equipment owned by Broadview is to be returned or left in its proper space at a Location when the OLB Group vacates such Location. Racks, ladder racks and all other property of Broadview are not to be altered unless such alteration is approved in writing, in advance, by Broadview.

(d) Relocation of OLB Group Equipment. Broadview shall have the right to relocate the OLB Group Equipment to another Location with thirty (30) days prior written notice or without notice in the event of an emergency or loss by Broadview of a particular facility. The OLB Group shall be responsible for all costs incurred in connection with such relocation and relocations as a result of the OLB Group's improper or unauthorized installation or modification of the OLB Group Equipment within the Co-location Space. The site of the relocation shall afford comparable amount(s) of space and environmental conditions for, and comparable accessibility to, the OLB Group Equipment. Broadview and the OLB Group will work together in good faith to minimize any disruption of OLB Group's service as a result of such relocation. Upon any relocation of the OLB Group Equipment, the rights granted by this Agreement shall be deemed to apply to the space and location to which the OLB Group's Equipment is then located.

1.3 INSTALLATION FEE

OLB Group is responsible for the installation of its equipment in the space and racks designated by Broadview for its use. If the OLB Group Equipment requires connection to Broadview supplied services, such as power, Broadview or its designee shall begin to connect all OLB Group Equipment (including new OLB Group Equipment and OLB Group-initiated requests for moving existing OLB Group Equipment) upon payment by OLB Group of a non-refundable Installation Fee ("Installation Fee") as provided in **Exhibit C** upon approval by Broadview of OLB Group's equipment and installation design. In any event, the Installation Fee shall be due from OLB Group to Broadview upon the execution of this Agreement by both Parties.

1.4 INSTALLATION AND CONNECTION OF EQUIPMENT

(a) Installation. OLB Group may install the OLB Group Equipment in the space described in **Exhibit B** attached hereto. All installations of OLB Group Equipment shall be conducted at the OLB Group's sole expense. Prior to any installation of OLB Group Equipment, OLB Group must obtain Broadview's written approval of the design and install option of any OLB Group provided equipment as defined in Section I. (1.2) of this agreement and pursuant to the fee schedule set forth on **Exhibit C**, which such approval shall not be unreasonably withheld or delayed. Broadview reserves the right to perform and manage any construction or material alterations within the Location at rates to be negotiated between the Parties hereto. The OLB Group's installation of the OLB Group Equipment and access to the Location shall at all times be subject to OLB Group's adherence to the generally accepted industry standards, security rules and rules of conduct established by Broadview for such Location, as set forth in **Exhibit E**.

(b) Testing by Broadview. After completion of installation of the OLB Group Equipment, Broadview may, at its own expense, conduct reasonable testing to ensure that the OLB Group Equipment does not interfere with the Broadview Network or the equipment or network of other Broadview customers or service providers, Broadview shall provide to OLB Group in writing the issues that are identified in testing by Broadview. The OLB Group shall be responsible for all costs associated with any modifications or adjustments required to remedy any defects or dysfunction disclosed by such testing. Upon request, Broadview will assist OLB Group in remedying such defects or dysfunction. Rates for such support services are as provided in **Exhibit C**.

(c) Acceptance Testing by OLB Group. After completion of installation of the OLB Group Equipment, the OLB Group may, at its own expense, conduct user acceptance tests. Broadview shall have the right to be present during such user acceptance tests and, upon request, will assist OLB Group in the performance of the tests. Rates for such support services are as provided in **Exhibit C**. If results of the user acceptance tests disclose

defects or dysfunctions related to Broadview's equipment or the Broadview Network, OLB Group shall provide in writing a list of items that Broadview shall make such modifications or adjustments as are necessary to remedy such defects or dysfunction. Such modifications or adjustments shall be completed without additional charge to OLB Group. If results of the user acceptance tests disclose defects or dysfunction which are not related to Broadview's equipment or the Broadview Network, then the OLB Group shall be responsible for all costs associated any modifications or adjustments required to remedy such defects or dysfunction and Broadview will not be responsible for any delays. Upon request, Broadview will assist OLB Group in remedying such defects or dysfunction. Rates for such support services are as provided in **Exhibit C**.

1.5 FACILITY SERVICES

Broadview shall provide physical space for the OLB Group Equipment at the Locations. Furthermore, subject to the terms and conditions set forth herein, Broadview shall provide an environmentally controlled atmosphere consisting of air conditioning, heat, UPS and power suitable for operation of the OLB Group Equipment at each Location as provided in **Exhibit C** to this Agreement.

1.6 POWER

Rates Subject to Change. Broadview reserves the right to vary the power rates (as shown in **Exhibit C**) offered to the OLB Group, based on material changes in the rates charged by the local electric utility company.

1.7 MAINTENANCE

(a) Interference with Broadview Network. Broadview may, without the prior consent of OLB Group, suspend normal operation of the OLB Group Equipment if the OLB Group Equipment is causing electrical, mechanical, communications or other problems at the Locations or within the Broadview Network. Broadview shall promptly inform OLB Group of any such suspensions to the identified OLB Group contact. Broadview will provide in writing the items that are creating interference with Broadview's network. OLB Group shall be responsible for all costs associated any modifications or adjustments required to remedy such defects or dysfunctions and Broadview will not be responsible for any delays. Upon request, Broadview will assist OLB Group in remedying such defects or dysfunctions. Rates for such support services are as provided in **Exhibit C**.

(b) Technical Support Information. OLB Group shall provide to Broadview an OLB Group contact list including names, home and office phone numbers and pager numbers of key contacts of OLB Group. For OLB Group Equipment, OLB Group shall also supply at the same time a list of OLB Group Equipment vendors and, if applicable, third Party maintenance contacts for trouble reporting. OLB Group must maintain and update such contact list.

1.8 ACCESS TO LOCATIONS

OLB Group shall have access to the Locations, provided that the OLB Group's employees, agents and contractors comply with the policies and practices of Broadview, landlord and local, state and federal, pertaining to fire, safety, and security for each Location. If the security requirements of a Location require (and all such Locations shall be identified on **Exhibit B**), the OLB Group shall at all times be escorted by Broadview personnel while present at such Locations. Rates for such escort services are as provided in **Exhibit C**. Broadview will provide to OLB Group any updates that may occur from time-to-time for access to the locations.

OLB Group's that are seeking to house their equipment in Broadview's Meet-Me-Room (MMR) will not be permitted access without a Broadview escort. All such MMR Escort requests must be made to Broadview with at least 24 hours notice and such escorts must be made during normal business hours (e.g. Monday through Friday, 9:00 AM to 5:00 PM EST) All out of hours MMR Escort requests and MMR Escort requests with less than 24 hours notice, are available to OLB Group at the Rates set forth in Exhibit C, attached hereto.

1.9 ADDITIONAL OBLIGATIONS

The OLB Group shall be responsible for communicating with the OLB Group's own users of the services provided by the OLB Group, and for handing all complaints and trouble reports made by such users. The OLB Group must comply with reasonable security procedures and standards with respect to OLB Group's own routers that interface with the access and equipment provided to OLB Group. Broadview may communicate security issues to OLB Group from time to time when abuse or misuse is observed or reported by others.

1.10 SECURITY

Broadview will use commercially reasonable efforts to ensure the security of OLB Group's Co-location Space in the Locations. Broadview requires that OLB Group and its employees comply with the security procedures for each Location, as may be modified by Broadview from time to time. Broadview shall have no liability to OLB Group for violations of Broadview's security procedures by the OLB Group or other Broadview customers. Broadview may, in its sole discretion, suspend the right of any representative of the OLB Group to visit a Location as necessary to protect the security and integrity of the Location and or the Broadview Network.

II. WEBSITE HOSTING - THIS SECTION HAS BEEN INTENTIONALLY DELETED

III. INDEMNIFICATION

(a) OLB Group shall indemnify, defend (by counsel reasonably acceptable to Broadview) its affiliates, officers, directors, employees, consultants and agents from any and all third Party claims, liability, damages and/or costs and hold Broadview harmless from and against any and all loss, liability, damage and expense, including reasonable attorneys' fees, which shall include the cost of Broadview's counsel in obtaining compliance with this provision, arising out of any demand, claim, suit or judgment for damages to any property or bodily injury to or death of any persons, including, but not limited to, Customers, agents and employees of either Party hereto (including payment under any worker's compensation law or under any plan for employee disability and death benefits) which may arise out of or be caused by any act or omission of OLB Group in its design, installation or use of the space referred to herein;

(b) Broadview shall indemnify, defend (by counsel reasonably acceptable to OLB Group) and hold OLB Group harmless from and against any and all loss, liability, damage and expense (including reasonable attorneys' fees which shall include the costs of OLB Group's counsel in obtaining compliance with this provision, arising out of any demand, claim, suit or judgment for damages to any property or bodily injury to or death of any persons, including, but not limited to, Customers, agents and employees of either Party hereto (including payment under any workers' compensation law or under any plan for employee disability and death benefits) which may arise out of or be caused by any act or omission of Broadview in its design, installation or use of the space referred to herein.

(c) OLB Group will indemnify, defend and hold harmless Broadview, its affiliates, officers, directors, employees, consultants and agents from any and all third Party claims, liability, damages and/or costs (including, but not limited to, reasonable attorneys fees) arising from any claim arising from Content displayed on the OLB Group Web Sites. Broadview will promptly notify the OLB Group of any and all such claims and will reasonably cooperate with the OLB Group with the defense and/or settlement thereof; provided that, if any settlement requires an affirmative obligation of, results in any ongoing liability to or prejudices or detrimentally impacts Broadview in any way and such obligation, liability, prejudice or impact can reasonably be expected to be material, then such settlement shall require Broadview's written consent (not to be unreasonably withheld or delayed) and Broadview may have its own counsel in attendance at all proceedings and substantive negotiations relating to such claim.

IV. TERM AND TERMINATION

4.1 TERM.

This Agreement shall have an initial term of fifteen (15) months (the "Initial Term") beginning on ___, 2005 the Effective Date. This Agreement shall thereafter be automatically renewed for three (3) additional one (1) year option terms unless either Party provides notice of intent to either downsize from a ten foot by ten foot (10' x 10') cage (the "Cage") to at least one (1) rack/cabinet, or in the alternative, not to renew not less than forty five (45) days prior to the end of the Initial Term or any subsequent Term ("Term"). Should OLB Group choose to terminate this contract prior to the expiration of the Initial Term, OLB Group is responsible for payment of monthly recurring charges ("MRCs") as stated in **Exhibit C** times the number of months remaining in the Initial Term and any early termination fees associated with any circuits that may be in service. Should OLB Group choose to terminate this contract prior to the expiration of any subsequent term, OLB Group is responsible for payment of an early termination fee of five thousand dollars and no cents ($5,000.00). Should OLB Group choose to downsize from the Cage to at least one (1) rack/cabinet, OLB Group will be responsible for a one-time downsizing fee of five hundred dollars and no cents ($500.00)

In addition to any other rights it may have under the terms of this Agreement, upon expiration or termination of this Agreement, Broadview may remove all OLB Group Equipment from the Locations and store the same at a secure location. Prior to retrieving the OLB Group Equipment, OLB Group shall be fully paid up on all undisputed charges due under this Agreement, and shall reimburse Broadview for all reasonable costs, including but not limited to, equipment removal and storage, which Broadview incurred in removing and storing the OLB Group Equipment. If OLB Group does not retrieve their equipment within forty five (45) days after written notification, the OLB Group Equipment will be deemed abandoned and OLB Group will lose all rights and title.

4.2 TERMINATION

Broadview may terminate this Agreement and/or terminate or suspend or reduce any services provided to OLB Group under this Agreement under the following conditions:

(a) *Non-Payment.* Upon OLB Group's failure to make any payment due to Broadview under this Agreement, which is not cured within fifteen (15) business days after notice of same.

(b) *Breach of Agreement.* Upon OLB Group's breach of this Agreement which is not cured within (60) days after notice of same; or

(c) *Bankruptcy.* Immediately and without notice or liability if the OLB Group is adjudicated bankrupt, or has a receiver appointed, or participates in an act constituting a general assignment of its properties and interests for the benefit of its creditors.

V. CHARGES AND BILLING

5.1 CHARGES

(a) In consideration of the services provided hereunder by Broadview, the OLB Group agrees to pay to Broadview the charges set forth in **Exhibit C**, attached hereto. The MRCs shall commence on the Effective Date as set forth in **Exhibit C.**

(b) The charges set forth in **Exhibit C** do not include, and the OLB Group shall be solely responsible for, any and all taxes of whatever nature, including without limitation, withholding taxes or other taxes imposed by foreign jurisdictions, federal, state, and local sales, use, transfer, property, privilege, excise, gross receipts, franchise, and other similar taxes and tax-related surcharges, however designated (collectively "Taxes"), which are applicable to OLB Group and levied, imposed or due by reason of sale or distribution of products, services, or information arising or related to this Agreement. Broadview shall not be liable for, and the OLB Group shall indemnify Broadview against liability for, all such Taxes. All Services under this Agreement are provided exclusive of any applicable federal, local or foreign sales, use, excise, privilege, gross receipts and other similar taxes, duties and charges imposed by any governmental authority or as required by regulation or law. The Parties agree to indemnify and hold each other harmless in all respects pertaining to taxes, surcharges and any and all governmentally assessed fees (and related penalties and interest) applicable to the other Party.

5.2 BILLING

Broadview shall invoice the OLB Group for each month of charges. All invoices shall be due within twenty (20) days after the date of such invoice and payable in U.S. dollars without set-off or counterclaim.

5.3 FAILURE TO REMIT

(a) *Termination of Rights.* In the event OLB Group fails to pay any undisputed portion of an invoice within twenty (20) days after the date of such invoice, Broadview may in its discretion (i) deny access to OLB Group to any Location and, (ii) upon fifteen (15) days prior written notice, terminate this Agreement or the services provided by Broadview hereunder.

(b) *Interest and Fees.* All late payments shall bear interest at the rate of 18% per annum or the maximum rate permitted by law. Furthermore, in the event that Broadview shall retain an agency or attorney for the purpose of collecting any late payments due to Broadview hereunder, the OLB Group shall be obligated to pay all such amounts as due, including any accumulated late payment charges, expenses of collection and reasonable attorney's fees.

5.4 SECURITY

As a condition of obligations of Broadview hereunder, the OLB Group shall furnish to Broadview the necessary credit and company financial information so that Broadview can determine the creditworthiness and financial viability of OLB Group. If Broadview determines that security is required, then OLB Group shall provide upon the execution of this Agreement, Three Thousand One Hundred Thirty Five Dollars and No Cents ($3,135.00) as a security deposit in the form of, an irrevocable and unconditional letter of credit in a form acceptable to Broadview. If OLB Group's account balance, plus OLB Group's unbilled charges exceeds this security deposit, Broadview reserves the right to require OLB Group to furnish to Broadview an additional deposit in an amount sufficient to cover such deficiency. OLB Group shall provide deposit for additional security and/or late payment(s) within two (2) days of request for such deposit by Broadview.

Broadview reserves the right to request a security deposit at any time during this Agreement and to hold any or all of the OLB Group's owned Equipment residing in Broadview facilities as collateral should OLB Group become delinquent on any undisputed amounts due Broadview.

5.5 SERVICE OUTAGES; CREDITS

(a) *Outage Credits.* If there is an outage of Broadview provided services (an "Outage") affecting the OLB Group Equipment that lasts longer than fifteen consecutive minutes and such Outage occurred due to the negligence or willful misconduct of Broadview, the OLB Group shall receive a credit (an "Outage Credit") against the recurring charges due for that month. The Outage Credit shall be equal to one thirtieth ($1/30^{th}$) of the OLB Group's regular recurring charges. The OLB Group may receive no more than one Outage Credit for the twenty-four hour period beginning from the minute the outage is reported, even if more than one outage occurs during that period.

(b) *Exclusions.* Notwithstanding the foregoing, Outage Credits shall apply solely to Outages resulting from a Broadview utility failure at the Location and failure of connectivity from the OLB Group Equipment to the Broadview Network (not including the interconnection point between the internet Broadview Network and the public Internet). Outage Credits shall not apply to (i) Outages which occur as part of regularly scheduled maintenance, (ii) Outages which result from network or service upgrades, or (iii) any Outage which Broadview determines has occurred (A) as a result of the acts or omissions of OLB Group, OLB Group's employees, agents, contractors, or vendors, or anyone gaining access to the Broadview Network or OLB Group's Server by means of the OLB Group's passwords or equipment; (B) as a result of OLB Group Equipment, content, software, or applications on OLB Group's Server; (C) as a result of outages, utility failure or failure of connectivity to a third Party network; or (D) as a result of an act of God or for other reasons beyond Broadview's reasonable control.

(c) *Procedures.* OLB Group shall notify Broadview immediately of any Outage. OLB Group shall cooperate with Broadview to the fullest extent possible in order to determine the cause of the Outage and restore service. An Outage shall be measured from the minute Broadview is notified that the service is interrupted or unavailable until the minute Broadview notifies OLB Group that service has been restored, but shall not include minutes during which OLB Group is unavailable or uncooperative.

(d) *Sole Remedy.* THE OLB GROUP HEREBY ACKNOWLEDGES AND AGREES THAT THE OUTAGE CREDIT SHALL BE OLB GROUP'S SOLE AND EXCLUSIVE REMEDY FOR ANY OUTAGE AND

THAT BROADVIEW SHALL NOT BE RESPONSIBLE FOR ANY SPECIAL, INCIDENTAL, INDIRECT OR CONSEQUENTIAL DAMAGES OF ANY KIND IN CONNECTION WITH ANY SUCH OUTAGE. IN NO EVENT SHALL BROADVIEW BE LIABLE FOR ANY CLAIMS FOR OLB GROUP'S BUSINESS LOSSES OR LOST PROFIT AS A RESULT OF ANY ACTION, ERROR OR OMISSION BY BROADVIEW, INCLUDING BUT NOT LIMITED TO ANY SERVICE OUTAGES.

VI. DISCLAIMER OF WARRANTIES

EXCEPT, AS SPECIFICALLY SET FORTH IN THIS AGREEMENT BROADVIEW MAKES NO WARRANTIES, EXPRESS OR IMPLIED, AS TO ANY SERVICES PROVIDED HEREUNDER. EXCEPT AS OTHERWISE SET FORTH HEREIN, OLB GROUP SPECIFICALLY DISCLAIMS ANY AND ALL IMPLIED WARRANTIES, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR TITLE OR NONINFRINGEMENT OF THIRD PARTY RIGHTS.

VII. LIMITATION OF LIABILITY

IN NO EVENT SHALL EITHER PARTY BE RESPONSIBLE FOR ANY SPECIAL, INCIDENTAL, INDIRECT OR CONSEQUENTIAL DAMAGES OF ANY KIND IN CONNECTION WITH THIS AGREEMENT, INCLUDING WITHOUT LIMITATION ANY DAMAGE FOR LOSS OF DATA RESULTING FROM DELAYS, NON-DELIVERIES, MISDELIVERIES OR SERVICE INTERRUPTIONS EVEN IF THAT PARTY HAS BEEN INFORMED IN ADVANCE OF THE POSSIBILITY OF SUCH DAMAGES, AND WHETHER OR NOT SUCH DAMAGES ARE FORESEEABLE.

VIII. INSURANCE

Throughout the Term of this Agreement, the OLB Group shall obtain insurance from a AM Best rating of A "VIII" or better and maintain and pay for: (i) all risk property insurance covering all the OLB Group Equipment; (ii) comprehensive general liability (including products and completed operations liability and broad form property damage) insurance covering the OLB Group Equipment and the contractual liability of OLB Group under this Agreement in form and with insurers reasonably satisfactory to Broadview and with a minimum limit of Ten Million Dollars ($10,000,000) per occurrence for personal injury, bodily injury and property damage; (iii) Worker's Compensation to statutory limits; and (iv) Employer's Liability with a minimum limit of Ten Million Dollars $10,000,000 per occurrence covering bodily injury by accident or disease, including death.

OLB Group shall upon Broadview's request, furnish to Broadview certificates of insurance or other appropriate documentation (including evidence of renewal of insurance) evidencing all coverage's referenced in this Agreement and, to the extent applicable, naming Broadview as an additional insured. Such certificates or other documentation shall include a provision whereby 30 days notice must be received by Broadview or its designee prior to coverage cancellation or material alteration of the insurance coverage by OLB Group or the applicable insurer. Such cancellation or material alteration shall not relieve OLB Group of its continuing obligation to maintain insurance coverage in accordance with this Agreement.

IX. EXPORT AND IMPORT SERVICES

(a) The Parties acknowledge that certain equipment, software and technical data to be provided hereunder and certain transactions hereunder may be subject to export and re-export controls under the U.S. Export Administration Regulations and certain regulations under the Office of Foreign Assets Control of the Department of Commerce, and/or similar regulations of other countries. No Party shall export or re-export any such equipment, software, technical data or any direct product thereof or undertake any transaction in violation of any such laws.

(b) OLB Group shall have sole responsibility for providing all export and import services relating to the export and import of all OLB Group Equipment, and shall assure compliance with all export and import laws in respect of all such OLB Group Equipment and software and shall indemnify Broadview in the event that the OLB Group has not complied with all laws and regulations.

X. NOTICES

All notifications required or permitted hereunder shall be in writing and shall be delivered to the recipient by hand, registered airmail postage prepaid, courier, telex or facsimile (followed by hard copy), in each case addressed to the recipient Party as set below (or to such other address as such Party may have specified by notice given in writing in accordance with this Section):

To Broadview:
Name: Broadview Networks, Inc.
Address: 744 Broad Street – 10th Floor
Newark, NJ 07102
Attn: Henry B. Katz

Phone: 973-848-8866
Fax: 973-642-6920

To OLB Group:
Name: OLB Group, Inc.
Address: 1120 Avenue of the Americas - Fourth Floor
New York, NY 10036
Attn: Ronny Yakov
Phone: 212-278-0900
Fax: 212-898-1248
ronny@olb.com

Any such notice shall be deemed to be given on the date the telex or facsimile is transmitted and received, or the hand delivery, courier message or registered mail message is delivered to the applicable locations described above.

XI. CONFIDENTIALITY

During the course of performance of this Agreement, each Party may disclose to the other certain information, which the disclosing Party considers to be, and treats as confidential information ("Confidential Information"). Each Party shall maintain the other Party's Confidential Information in confidence and shall protect it with the same degree of protection which it uses to protect its own Confidential Information, which shall not be less than a reasonable degree of protection. Each Party shall not disclose the other Party's Confidential Information to any third Party, unless it is for the sole purpose of performing under this Agreement. At the conclusion of this Agreement, each Party shall either return the other's Confidential Information in its possession (including all copies) or shall, at the disclosing Party's direction, destroy the other Party's Confidential Information (including all copies) and certify its destruction to the disclosing Party. The term "Confidential Information" shall not include any information which: (a) is in the public domain at the time of disclosure or enters the public domain following disclosure through no fault of the receiving Party, (b) the receiving Party can demonstrate was already in its possession prior to disclosure hereunder or is subsequently disclosed to the receiving Party with no obligation of confidentiality by a third Party having the right to disclose it, or (c) is independently developed by the receiving Party without reference to the disclosing Party's Confidential Information. Either Party may disclose the other Party's Confidential Information upon the order of any competent court or government agency; provided that prior to disclosure the receiving Party shall inform the disclosing Party of such order. Neither Party shall disclose the terms and conditions of this Agreement to any third Party. Neither Party shall issue any press release or other public announcement regarding this Agreement without the other Party's prior written approval. The provisions of this Section will survive the expiration or termination of this Agreement.

XII. MISCELLANEOUS

12.1 PUBLICITY

Neither Party will originate any publicity, news release or other public announcement, whether written or oral, relating to this Agreement without the other Party's prior written consent. Neither Party's name will be used in any advertising, promotional or sales literature, or other publicity without the prior written approval of the Party whose name is to be used.

12.2 ASSIGNMENT

Without the consent of the other Party, neither Party shall assign any right or delegate any duty under this Agreement except that without such consent the Parties may assign any such right, or delegate any such duty, to an affiliate of the Party in which the Party owns at least 50 percent (50%) of the equity during the period of time in which Services are rendered or pursuant to a reorganization or change in control of the Party. The consent of a Party to any assignment of a right, or delegation of a duty, under this Agreement shall not constitute such Party's consent to any further or other assignment or delegation. This Agreement shall be binding on the Parties and their respective successors and permitted assigns. Any assignment or delegation in contravention of this Agreement shall be void.

In the event that OLB Group divests an entity or business unit, Broadview shall, upon OLB Group's request submitted in writing at least thirty (30) days in advance of such divestiture, continue to provide Service to the divested entity or business unit under the same terms and conditions, including charges, as set forth herein, for the duration of the Term. OLB Group will continue to be liable for any and all payments under this Section.

12.3 VALIDITY

In the event any provision of this Agreement shall to any extent be held to be invalid or unenforceable for any reason, such invalidity or enforceability shall attach only to such provision to the extent of such invalidity, and shall not affect or render invalid or unenforceable any other provision of this Agreement and in such event such provision shall be deemed to be modified to such extent as may be necessary to cause the geographic or business scope or duration thereof to be valid and enforceable to the maximum extent permitted by law.

12.4 WAIVER

Either Party's failure to insist upon or enforce strict performance of any provision of this Agreement shall not be construed as a waiver of any provision or right. Neither the course of conduct between Parties nor trade practice shall act to modify any provision of this Agreement. A waiver of consent given by a Party on any one occasion is effective only in that instance and will not be construed as a bar to waiver of any right on any other occasion.

12.5 FORCE MAJEURE

Broadview shall not be liable for any delay or failure to carry out the services provided hereunder if delay or failure is due to any cause beyond the control of Broadview, including without limitation restrictions of laws, regulations, orders or other government directives, labor disputes, acts of God or acts of third Party vendors or suppliers.

12.6 HEADINGS

Headings used in this Agreement are for reference purposes only and in no way define, limit, construe or describe the scope or extent of such section or in any way affect this Agreement.

12.7 GOVERNING LAW; DISPUTE RESOLUTION

This Agreement shall be governed by and construed in accordance with the laws of New York.

General Principle.

The Parties shall use their best efforts to resolve, promptly and in good faith, any and all disputes that may arise under, or in the course of the administration of, the Agreement.

Dispute Resolution Process.

(a) Any controversy, claim or dispute between OLB Group and Broadview relating to or arising directly or indirectly under this Agreement, whether based on contract, tort, fraud, misrepresentation or other legal theory initially shall be escalated for resolution to appropriate executives of both Parties.

(b) If the executives have not been able to resolve the dispute within fifteen (15) days (the "Initial Resolution Period") after one Party has sent a notice of such dispute to the other Party, then the dispute shall be referred to a designated senior officer of the rank of vice president or higher of each Party. Such senior executives shall meet in person and discuss the matter of disagreement and attempt to resolve such matter by mutual consent during the next fifteen (15) day period (the "Negotiation Period"). If, upon the expiration of the Negotiation Period, the senior executives have failed to resolve the disagreement, the Parties agree to arbitration as set forth below.

Binding Arbitration.

Any and all controversies or claims of any nature arising out of or relating to this Agreement or the breach, termination or validity thereof, whether based on contract, tort, statute, fraud, misrepresentation or any other legal or equitable theory (the "Claim") shall be resolved solely and exclusively by arbitration by the American Arbitration Association ("AAA") in accordance with the provisions of this paragraph and the AAA Commercial Arbitration Rules to the extent such rules do not conflict with this paragraph and Agreement. The Respondent's notice of defense shall be served upon the Claimant within ten (10) days after the Respondent receives (in the case of an arbitration commenced against Company, notice of arbitration shall not be deemed received unless it references this Agreement and is sent to Company's General Counsel, with copy to the persons to whom any notices under this Agreement must be sent, if any) the notice of arbitration (the date of receipt of notice of arbitration being "Commencement"). The arbitration shall be conducted by one (1) arbitrator selected from the AAA and if the Parties cannot mutually agree upon the arbitrator within fifteen (15) days after Commencement, the Parties shall notify AAA and an arbitrator knowledgeable in the legal and technical aspects of the Claim shall be appointed by AAA within twenty-five (25) days of Commencement. The arbitrator shall strictly limit discovery to the production of documents directly relevant to the facts alleged in the notices of arbitration and defense and, if depositions are required, each Party shall be limited to three (3) depositions of no longer than three (3) hours each. If the arbitrator decides to hold an evidentiary hearing, each party's presentation of its case, including its direct and rebuttal testimony, shall be limited to three (3) days. The arbitrator shall issue an order preventing the Parties, AAA and any other participants to the arbitration from disclosing to any third party any information obtained via the arbitration, including discovery documents, evidence, testimony and the award except as may be required by law. All requests for injunctive relief shall be decided by the arbitrator, provided, however, that requests for temporary injunctive relief may be submitted to a court of competent jurisdiction if the arbitrator has not yet been appointed. The arbitrator shall have the authority to modify any injunctive relief granted by such a court.

Award Requirements.

The arbitration award shall: (a) be in writing; (b) state only the damages and injunctive relief granted, if any; (c) be made final within six (6) months of Commencement; and (d) be entered by either Party in any court having competent jurisdiction provided that the Party entering the award shall request that the court prevent the award from becoming publicly available except as may be required by law. The arbitrator shall not limit, expand or otherwise modify the terms of this Agreement and shall not award punitive or other damages in excess of damages permitted under this Agreement. The arbitrator shall orally state the reasoning on which the award rests but shall not state such reasoning in any writing. Each Party shall bear its own expenses, but those related to the compensation of the arbitrator shall be borne equally. The Parties agree that the existence and contents of the entire arbitration, including the award, shall be deemed a compromise of a dispute under Rule 408 of the Federal Rules of Evidence, shall not be discoverable in any proceeding, shall not be admissible in any court (except for the enforcement thereof) or arbitration and shall not bind or collaterally estop either Party with respect to any claim or defense made by any third party.

Injunctive Relief.

Nothing in this Article 13 shall be construed to prevent either Party from seeking and obtaining temporary equitable remedies, including temporary restraining orders to stay a breach of this Agreement during the dispute resolution process outlined herein.

Continuity of Services.

Each Party acknowledges that the timely and complete performance of its obligations pursuant to this Agreement is critical to the business and operations of the other Party. Accordingly, in the event of a dispute, and where reasonable under the circumstances, each Party shall continue to so perform its obligations under this Agreement in good faith during the resolution of such dispute unless and until this Agreement is terminated in accordance with its terms.

Expedited Dispute Resolution.

Notwithstanding anything to the contrary contained in this Agreement, in the event of a dispute relating to or arising out of a Default Notice, the dispute resolution process described in this Article 13 must be commenced, and the Parties shall work diligently towards its completion, within the applicable Default Cure Period.

12.8 RELATIONSHIP WITH END USERS

(a) OLB Group shall be responsible for timely responding to and resolving all inquiries or service complaints involving its End Users or its customers. To the extent that an inquiry or complaint from an End User or a government or private agency (e.g., FCC, state public service commission, Better Business Bureau, etc.) may involve Broadview's service to OLB Group, (i) OLB Group shall be responsible for the resolution or defense of such inquiry or complaint, provided that Broadview may elect to respond or conduct its own defense, and (ii) OLB Group shall not refer the complaining or inquiring Party to Broadview.

(b) OLB Group agrees to and represents and warrants that it shall provide all service to its End Users or customers in compliance with applicable federal, state or local Laws and regulations.

(c) OLB Group shall be responsible for billing and collections with respect to its End Users and shall pay Broadview without any set off, the Fees set forth in this Agreement irrespective of OLB Group's success in collecting from its End Users customers. OLB Group agrees to comply with applicable rules of the Federal Trade Commission and the FCC and other applicable law and regulation in conducting its billing and collection activities with End Users

12.9 ENTIRE AGREEMENT

This Agreement, including any Exhibits attached hereto, sets forth the entire understanding and agreement of the Parties and supersedes any and all oral or written agreements or understandings between the Parties as to the subject matter of this Agreement. This Agreement may be amended only by writing or a work order signed by both Parties. Neither Party is relying upon any warranties, representations, assurances or inducements not expressly set forth herein.

IN WITNESS WHEREOF, each of OLB Group and Broadview has caused this Agreement to be signed and delivered by its duly authorized representative.

BROADVIEW NETWORKS, INC.	THE OLB GROUP, INC.
By:______________________	By: ______________________
Name:______________________	Name: RONNY YAKOV
Title:______________________	Title: CEO
Date:______________________	Date: May 21, 2005

EXHIBIT A

EQUIPMENT

Items furnished by Broadview

Quantity	Item / Product / Model	Party responsible for installation equipment	Comment

SOFTWARE

Quantity	Software / Version (Release)	Party responsible for installation	Comment

EXHIBIT A

- continued

EQUIPMENT

Items furnished by OLB Group

Quantity	Item / Product / Model	Party responsible for installation equipment	Comment

SOFTWARE

Quantity	Software / Version(Release)	Party responsible for installation	Comment

EXHIBIT B

Location and Space Configuration – Complete Exhibits for each location.
Please attach additional supporting documents and drawings if needed.

LOCATION(S)

	Location
Address	**601 West 26th Street – 4th Floor**
City	**New York**
State, Zip	**NY, 10001**
Cage size	**10' x 10' cage**

POWER REQUIREMENTS

Total AC power required (In increments of 5A). _____A

Number of circuit breakers and drops required:

Quantity	**Desired Breaker Size**	**Number of Receptacles**	**Type of Receptacles**	**Redundancy Required(A&B)**

Total DC power required (In increments of 5A). ___A.

Will OLB Group install their own BDFB [ ] Yes [ ] No

Number of circuits breakers and drops required:

Quantity	**Desired Breaker Size**

EXHIBIT B
- continued

Network Services Required

Telco Circuits

Qty	Circuit Type	Carrier	Description
1	POTS	Broadview	One POTS line

Data Circuits

Qty	Circuit Type	Carrier	Description
1	Data T1	Broadview	One Data T1 circuit

EXHIBIT C

CHARGES

Recurring Charges*

Item	Qty	Price	MRC	NRC
10' x 10' Cage	1	$3,000.00	$3,000.00	$0.00
Data T1	1	N/A	$120.00	$250.00
POTS line	1	$15.00	$15.00	$0.00
DC Power	0	$17/Amp	N/A	N/A
Cross-Connects	0	$0.00	$100.00	$100.00
TOTAL			**$3,135.00**	**$250.00**

*Notwithstanding the charges identified in Exhibit C, the Parties agree to the following payment schedule:
First Month following the Effective Date of the Agreement – No MRC's or NRC's are due and owing Broadview.
Second Month following the Effective Date of the Agreement – MRC's equal One Hundred and Twenty Dollars and Zero Cents ($120.00) and NRC's equal Zero Dollars and Zero Cents ($0.00).
Third Month following the Effective Date of the Agreement – MRC's equal One Thousand Dollars and Zero Cents ($1,000.00) and NRC's equal Zero Dollars and Zero Cents ($0.00).
Starting with the Fourth Month following the Effective Date of the Agreement – All MRC's and NRC's identified in Exhibit C, including the Security Deposit will billed by Broadview to the OLB Group in accordance with the terms and conditions contained herein.

Notwithstanding the forgoing paragraph, should the OLB Group request any services of Broadview not identified in Exhibit C, the OLB Group will be responsible for paying Broadview within twenty (20) days of being invoiced by Broadview for said services.

Maintenance & Escort Fees	Price
Escort & Maintenance requests with a minimum of 24 hours notice during business hours, Monday thru Friday, 8:00am to 5:00pm.	$125/hour 1 Hour minimum
Emergency Escort & Maintenance requests with less than 24 hours notice and out of hours requests.	$250/hour with a 2 hour minimum

Installation Fee (Non-refundable)	$250.00
Security Deposit	$3,135.00
First Month MRC	$0.00
Payable upon execution of this Agreement	**$0.00**

EXHIBIT D

Broadview
POLICY AGAINST SPAMMING

Broadview and its affiliates provide to business and consumer users several information technology related services, including such service as Internet access, various electronic mail (email) packages and services, World Wide Web website hosting arrangements, and other online and Internet-related services.

It is contrary to Broadview policy for any user of any of these services to effect or participate in any of the following activities through a Broadview-provided service:

1. To post ten (10) or more messages similar in content to Usenet or other newsgroups, forums, email mailing lists or other similar groups or lists:

2. To post to any Usenet or other newsgroup, forum, email mailing list or other similar group or list articles, which are off-topic according to the charter or other owner-published FAQ or description of the group or list;

3. To send unsolicited emailing to more than twenty-five (25) email users, if such unsolicited emailing could reasonably be expected to provoke complaints.

4. To falsify user information provided to Broadview or to other users of the service in connection with use of a Broadview service.

5. To engage in any of the foregoing activities by using the service of another Broadview customer, but channeling such activities through an Broadview account, remailer, or otherwise through an Broadview service or using an Broadview account as a mail drop for responses or otherwise using the services of another Broadview for the purpose of facilitating the foregoing activities if such use of another Party's service could reasonably be expected to adversely affect an Broadview service;

Broadview considers the above practices to constitute abuse of our service and of the recipients of such unsolicited mailings and/or postings, who often bear the expense. Therefore, these practices are prohibited by Broadview's terms and conditions of service. Engaging in one or more of these practices will result in termination of the offender's account and/or access to Broadview services.

In addition, Broadview reserves the right, where feasible, to implement technical mechanisms which block multiple postings as described above before they are forwarded or otherwise sent to their intended recipients. This policy addresses only the kinds of network abuse specifically enumerated above. In addition to these activities, Broadview's terms and conditions of service also prohibit other forms of abuse such as harassment and the posting of illegal or unlawful materials, and Broadview will respond as appropriate to these other activities as well.

Nothing contained in this policy shall be construed to limit Broadview's actions or remedies in any way with respect to any of the foregoing activities, and Broadview reserves the right to take any and all additional actions it may deem appropriate with respect to such activities, including without limitation taking action to levy fees, recover the costs and expenses of identifying offenders and removing them from the Broadview service, and levying cancellation charges to cover Broadview's costs in the event of disconnection of dedicated access for the causes outlined above. In addition, Broadview reserves at all times all rights and remedies available to it with respect to such activities at law or in equity.

EXHIBIT E
RULES FOR COLOCATION SPACE

Company agrees that they will abide by the following rules for working at the Broadview Colocation space that is identified in this Agreement. All Company employees that are authorized to enter the Broadview Colocation space must sign and return this document, so that we may provide them with access cards. In order to maintain a safe, functional and aesthetically pleasing Data Center, we need your help.

EXHIBIT E con't

Part I: Technical Specifications

Cage: please see the attached document. (I would like to see specs similar to that for cabinets)

Dimensions:	Height*	Width*	Depth*
Full Cabinet/Rack:	42RU	19"	30"
Half (1/2) Cabinet/Rack:	18RU	19"	30" or 36"
Third (1/3) Cabinet/Rack:	11RU	19"	30" or 36"
Relay Rack:	42RU	19"	n/a

*One RU (rack mount unit) = 1.75 inches. All heights are measured from the base of the door opening to the lower edge of the wire management rack.

** Width is measured between the mounting rails.

Available Power:

Full Cabinet:	110V AC 15 Amp
Half (1/2) Cabinet:	110V AC 15 Amp
Third (1/3) Cabinet:	110V AC 15 Amp

DC and certain other power solutions are possible in by special arrangement in cages and some Full Cabinets. Please check with your Data Co-location Manager for availability and lead-time on installation.

EXHIBIT E con't

Part II: Data Center Operational Requirements.

In order to maintain a safe, neat and functional environment for all of our residents, all individuals, staff and customer alike, must abide by the following guidelines.

1) **All areas outside of a customer's cage/cabinet/rack must be kept neat and free of obstructions at all times.** While the Data Center staff will be glad to assist customers with management of their equipment, garbage disposal remains the responsibility of the customer. Cardboard recycling and refuse bins are available and conveniently located. Boxes or debris may be left out and unattended for a maximum of two (2) hours, after which it becomes property of Broadview Networks, and/or subject to disposal.

2) **If OLB Group wants to borrow tools, equipment or supplies, such tools, equipment and supplies must be signed out and returned.** Any equipment damaged or not returned by the time of departure from the Data Center will be billed to the customer's account, with a 25% reorder fee attached.

3) **Data handoff patch panels outside the collocation cage must remain as installed.** Since it is our responsibility to ensure that we provide a properly installed and functional connection, we must insist that the standard patch panel installed in each cabinet or rack remain unaltered. Any racks without patch panels must still leave a 1U (1.75 inch) space, or three of the pre-threaded holes, from the top of the rails to allow for proper airflow. (Please confirm)

4) **All cabling must be neatly ordered and tied.** In case of emergency administration or equipment maintenance, we must be able to access your machines without undue risk of disabling functional connections.

5) **Wiring must face the inside of the enclosure.** In a cage, this means that equipment wires should be facing inward, and display panels outward. In a cabinet, wiring should be run toward the rear metal mesh door.

6) **Data and power cables must run on opposite sides of customer equipment** to avoid electromagnetic interference. We suggest data to the right, and power to the left, if looking at the cabinet or rack from the front.

7) **Customer supplied power management devices without an appropriate service order request are not allowed** without prior arrangement. Should you wish to install a surge suppressor, we will locate your equipment in a specific area which allows you that option. (is this correct?)

8) **Only pre-authorized personnel will be allowed access to the Data Center.** Unlisted administrators are welcome as guests of those with access, but should be limited to necessary personnel.

9) **Food and Beverages are not allowed at any time outside the Collocation Cage.** To avoid damage to equipment and the potential of infestation, we require that you store all liquids and foods outside of the Collocation Cage. There are no exceptions to this policy **whatsoever** (not even coffee, soda and water).

10) **Pets and Children are not allowed inside the Data Center.** To maintain an appropriate environment for equipment administration, you must find appropriate guardians for children or animals **outside** of the Data Center area.

11) **Service Orders** - Company must submit a Service Order to the designated Broadview Networks representative in order for any and all work to be performed inside the Data Center. All service orders should contain a Company issued tracking number. Once processed, the Service Order will be given a Broadview Circuit ID.

12) **Meet Me Room** - Broadview Networks controls facility assignment on all equipment located in the Broadview Meet-Me-Room (MMR) regardless of ownership.

13) **Cross Connects** - When ordering cross connects in the Data Center, Company must first obtain Broadview LOA/CFA. The process for completing cross connects is as follows:

- Once Company decides to order a facility, Company must submit a Service Order requesting LOA/CFA. Included in the Service Order should be the type of facility Company is ordering (e.g. DS1, DS3, OC3, etc.) and from who (e.g. Verizon, MCI, Con Ed Communications, Looking Glass or Time Warner Telecom).
- Broadview will provide LOA/CFA within (TBD) hours and said LOA/CFA will reference a Broadview circuit ID.
- Company places their facility order with their chosen carrier, submitting the previously issued Broadview LOA/CFA.
- Company's facility provider will create a Design Record Layout (DLR) which must conform to the previously issued Broadview LOA/CFA. Once Company receives the DLR, Company must submit it to the designated Broadview representative referencing both the Company issued tracking number and the Broadview circuit ID. Any DLR's that do not match the Broadview LOA/CFA will be rejected until such time as the facility provider re-designs their facility to comply with the Broadview LOA/CFA and provides proof of such re-design in the form of a new DLR that complies with the previously issued Broadview LOA/CFA.
- If the facility provider requires access to Broadview's MMR for testing and acceptance of a particular facility, Company or facility provider must send written notification to MMR@Broadviewnet.com at least twenty-four (24) hours in advance. The notification should contain the facility provider's name, the technician's name, contact telephone number, requested date of access, anticipated arrival time, anticipated duration of stay and the purpose for the access request. If Broadview does not receive at least twenty-four (24) hours advance notice for MMR access, Broadview may, in its sole and absolute discretion, deny the facility provider access to the MMR.
- Broadview will complete the requested cross-connect within (TBD) business days of receipt of a valid DLR. The day after receipt of a valid DLR will count as Day 1 of (TBD) for commitment purposes.
- If Company discontinues use of a particular facility, Company must submit a Service Order requesting that Broadview disconnect the cross-connect associated with the discontinued circuit.

I have read and will comply with the policies contained within this document. I understand that my access privileges may be changed or revoked without notice if I violate any of the above rules, or if I violate the Collocation Agreement between Broadview and the OLB Group , or if I am found to be creating a hazard to the security or integrity of the Data Center or any of its customers.

Signature: ______________________ Date: May 21, 2005

Printed Name: Ronny Yakov

TERMS OF SERVICE

This Terms of Service Agreement ("Agreement") is entered into as of the date on which the Customer first uses the ShopFast Services (as defined below) ("Effective Date") by and between ShopFast ("ShopFast") and Customer ("Customer").

RECITALS

WHEREAS, ShopFast is a service provider that offers access to, and use of, certain applications including its fully integrated set of web-based modules ("ShopFast Services") and implementation support to initiate such access and use.
WHEREAS, Customer wants to retain ShopFast to allow Customer to access and use the ShopFast Services under the terms and conditions set forth in this Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, and for other good and valuable consideration, Customer and ShopFast agree to the foregoing and as follows:

GENERAL

Overview of Agreement. This Agreement represents the terms and conditions under which ShopFast shall provide Customer access to and use of the ShopFast Services package or packages subscribed to ("ShopFast Services Package"), which may be amended from time to time to reflect additional or amended ShopFast Services ordered by Customer. ShopFast Services shall be provided to Customer via the Internet's world wide web. Additional services and/or deliverables may be procured consistent with the terms of this Agreement. Any attempt to alter or amend the terms and conditions contained in this Agreement through conflicting or inconsistent terms in any other document shall be void and of no force and effect.

SHOPFAST SERVICES

- Equipment. Customer will be responsible for procuring, at Customer's sole expense, all equipment or other software (including licenses necessary to use currently-supported versions thereof) , if any, required to use ShopFast Services. For such third party hardware or software, Customer shall only receive the manufacturer's warranty, if any, and shall receive no warranties from Licensor for any such third party hardware or software.
- Access Rights. During the term of this Agreement, Customer will have a limited, revocable, non-transferable and non-exclusive license for Customer's employees ("Authorized Users") to use the ShopFast Services Package and related documentation solely for Customer's business purposes consistent with the terms and conditions of this Agreement. ShopFast will issue to one Authorized User ("ShopFast Administrator") an individual logon identifier and password ("Administrator's Logon") for purposes of administering the ShopFast Services Package. Customer acknowledges and agrees that only its ShopFast Administrator shall be authorized to bind Customer in connection with any service provided to Customer under this Agreement. Using Administrator's Logon, the ShopFast Administrator shall assign each remaining Authorized User a unique logon identifier and password and assign and manage the business rules that control each such Authorized User's access to the ShopFast Services Package. Customer shall use its reasonable efforts to see that each Authorized User will: (a) be responsible for the security and/or use of his or her logon identifier; (b) not disclose such logon identifier to any person or entity; (c) not permit any other person or entity to use his or her logon identifier; (d) use the ShopFast Services Package consistent with the assigned business rules; and (e) use the ShopFast Services Package in accordance with the terms and conditions of this Agreement. Customer will be responsible for: (f) advising each Authorized User of his or her obligations under this Agreement and of the license restrictions set forth in this Agreement; and (g) any and all costs and expenses incurred through the authorized use of Customer's Logon. ShopFast reserves the right to deny, suspend or revoke access to the ShopFast Services, in whole or in part, if ShopFast believes Customer and/or its Authorized Users are in breach of this Agreement or are otherwise using or accessing the ShopFast Services inconsistent with the terms and conditions of this Agreement.
- Restrictions. The customer is expected to be familiar with and to practice good Internet etiquette ("Netiquette"). The customer will comply with the rules appropriate to any network to which ShopFast may provide access. The customer should not post, transmit, or permit Internet access to information the customer desires to keep confidential. The customer is not permitted to post any material that is illegal, libelous, tortuous, indecently depicts children or is likely to result in retaliation against ShopFast by offended users. ShopFast reserves the right to refuse or terminate service at any time for violation of this section.
- Customer agrees that Customer and its Authorized Users will not: (a) sell, lease, license or sublicense the ShopFast Services; (b) modify, change, alter, translate, create derivative works from, reverse engineer, disassemble or decompile the ShopFast Services in any way for any reason; (c) provide, disclose, divulge or make available to, or permit use of the ShopFast Services by, any third party; (d) copy or reproduce all or any part of the ShopFast Services (except as expressly provided for herein); (e) interfere, or attempt to interfere, with the ShopFast Services in any way; (f) engage in spamming, mail bombing, spoofing or any other fraudulent, illegal or unauthorized use of the ShopFast Services; (g) knowingly introduce into or transmit through the ShopFast Services any virus, worm, trap door, back door, timer, clock, counter or other limiting routine, instruction or design; (h) remove, obscure or alter any copyright notice, trademarks or other proprietary rights notices affixed to or contained within the ShopFast Services; or (i) engage in or allow any action involving the ShopFast Services that is inconsistent with the terms and conditions of this Agreement.
- Audit Rights. If a customer has PURCHASED the ShopFast software or has obtained FTP access to the ShopFast software, ShopFast shall have the right, during the term of this Agreement and for a period of six (6) months thereafter, upon reasonable notice and at reasonable times, to access Customer's location and files to inspect Customer's use of the ShopFast Services Package, as well as computers and equipment used in connection therewith. Customer shall cooperate fully with any such audit or inspection. In the event that any audit shows any misuse, violation or breach of the ShopFast Services or this Agreement, ShopFast shall be entitled to pursue any remedies available to it under this Agreement or otherwise at law or in equity.

- Non-Exclusivity. The parties acknowledge and agree that ShopFast is providing access to and use of the ShopFast Services to multiple customers and that such services are non-exclusive.
- Availability. ShopFast shall use commercially reasonable efforts to keep the ShopFast Services Package available on a 24 hour a day, 7 day a week basis, subject to scheduled downtime for maintenance purposes, unscheduled maintenance and systems outages. The parties acknowledge that since the Internet is neither owned nor controlled by any one entity, ShopFast makes no guarantees that any given user will be able to access the ShopFast Services Package at any given time, and ShopFast shall not be liable to Customer for failure of accessibility to the ShopFast Services Package.
- ShopFast's Licensors.Terms and Conditions applicable to services provided by ShopFast's Licensors. Customer acknowledges and agrees that ShopFast Services are provided, in some cases, by third party Licensors to ShopFast (hereinafter "Third Party Licensors"). For all ShopFast Services contained in the ShopFast Service Package that are provided by Third Party Licensors to ShopFast, Customer agrees with and shall abide by all Third Party Licensor terms and conditions, if any. Such Third Party Licensor terms and conditions are available upon request (the "Additional Terms and Conditions"). Any Additional Terms and Conditions are in addition to and supplement the terms and conditions provided in this Agreement. Customer acknowledges and agrees that it will be subject to all Additional Terms and Conditions and that all such Additional Terms and Conditions shall be incorporated into the terms and conditions of this Agreement as if set forth fully herein. Customer further agrees that it will be subject to all Additional Terms and Conditions where Customer elects to add services to its ShopFast Services Package.
- Changes to ShopFast Licensors. Customer acknowledges that ShopFast may, at its sole discretion, change any Third Party Licensors that provide services under this Agreement, or add or delete discrete services from the ShopFast Services. ShopFast agrees to use reasonable efforts to prevent any service interruptions associated with ShopFast's decision, if any, to change Third Party Licensors. In the event that ShopFast changes Third Party Licensors, ShopFast may provide Customer with notification of changes in Third Party Licensors and refer Customer to information posted on ShopFast's website relative to that change which shall become Additional Terms and Conditions for the purposes of this Agreement.

FEES; PAYMENT TERMS

- Application and Use Fee. Customer shall pay any application fees, user fees, including but not limited to monthly fees and any taxes according to the ShopFast's then-applicable fee schedule, which can be accessed at the following link http://www.ShopFast.com/.......................... Fee amounts are subject to change at any time, at ShopFast's sole discretion. Customer shall pay all amounts due under any invoice to ShopFast within thirty (30) calendar days of due date.
- Late Payments. If Customer fails to pay any fees by the applicable due date, ShopFast will have the right to: (a) assess late charges in an amount equal to the greater of five percent (5%) per month or the maximum allowable under applicable law; and/or (b) suspend access to any or all of the ShopFast Services and/or performance of the services provided by ShopFast hereunder and/or terminate this Agreement. Any such suspension or termination will not relieve Customer from paying any outstanding fees plus interest and late charges. Customer will be responsible for any costs associated with collecting such fees including, without limitation, legal costs, attorneys' fees, court costs and collection agency fees.
- Taxes. Customer will pay or reimburse ShopFast for all sales, use, transfer, privilege, excise and all other taxes and all duties, whether international, national, state or local, however designated, which are levied or imposed by reason of the performance by ShopFast under this Agreement, excluding, however, income taxes or gross receipts taxes which may be levied against ShopFast. Such taxes may be reflected on Customer invoices.

LIMITED WARRANTIES

- Customer Warranty. Customer represents and warrants to ShopFast that: (a) Customer has the authority to enter into this Agreement and perform its obligations under this Agreement; (b) Customer and its Authorized Users will only use the ShopFast Services for lawful purposes and will not violate any law of any country or the intellectual property rights of any third party; and (c) Customer warrants that it is not located in a country where export or re-export of the contents of information received via the Internet is prohibited. Should Customer receive notice of any claim regarding the ShopFast Services, Customer shall promptly provide ShopFast with a written notice of such claim.
- ShopFast Warranty. ShopFast warrants that: (a) ShopFast has the authority to enter into this Agreement and perform its obligations under this Agreement; and (b) ShopFast will perform the services required under this Agreement in a professional and workmanlike manner.
- Disclaimer. EXCEPT AS OTHERWISE SET FORTH HEREIN, SHOPFAST MAKES NO REPRESENTATIONS OR WARRANTIES, WHETHER EXPRESS, IMPLIED OR STATUTORY REGARDING OR RELATING TO ANY OF THE SERVICES AND/OR ACCESS TO OR USE OF THE SHOPFAST SERVICES PROVIDED TO CUSTOMER UNDER THIS AGREEMENT. SHOPFAST SPECIFI¬CALLY DISCLAIMS ANY AND ALL IMPLIED WARRANTIES OF MER¬CHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND NON¬INFRINGEMENT.

LIMITATION OF LIABILITY

- SHOPFAST'S LIABILITY UNDER THIS AGREEMENT FOR ANY DIRECT DAMAGES OF ANY KIND WILL NOT EXCEED AN AMOUNT EQUAL TO THE AMOUNT PAID BY CUSTOMER TO SHOPFAST THROUGH THE DATE SHOPFAST'S LIABILITY TO CUSTOMER ACCRUES. IN NO EVENT SHALL SHOPFAST BE LIABLE FOR INCIDENTAL OR CONSEQUENTIAL DAMAGES OR LOST PROFITS.

INDEMNIFICATION

- Customer agrees to indemnify, defend (at ShopFast's sole option and at Customer's sole expense) and hold harmless ShopFast, its managers, directors, officers, employees, independent contractors and agents, and defend any action brought against same with respect to any claim, demand, cause of action, debt or liability, including reasonable attorneys' fees, to the extent that such action is based upon a claim arising out of or relating to Customer's use of and/or access to the ShopFast Services or services provided hereunder, including but not limited to any claims arising out of the sale or offer for sale of any illegal, infringing, counterfeit products or services or any other misuse of the ShopFast Services by

Customer or its customers. Customer specifically acknowledges that ShopFast shall not be liable to Customer for losses, if any, incurred as a result of fraudulent or unauthorized misuse of ShopFast Services.

CONFIDENTIAL INFORMATION

- "Confidential Information" will include the terms of this Agreement, any software provided by ShopFast under this Agreement, the logon identifiers and/or passwords provided to Customer and each Authorized User, the prices and fees charged under this Agreement, any other materials marked confidential by Customer or ShopFast and any other information conveyed under this Agreement that is identified in writing as confidential at the time of its conveyance. Each party acknowledges and agrees that: (a) the Confidential Information constitutes valuable trade secrets of the party owning such Confidential Information; (b) it will use Confidential Information solely in accordance with the provisions of this Agreement; and (c) it will not disclose, or permit to be disclosed, the Confidential Information of the other party to any third party without the disclosing party's prior written consent. Each party will take all reasonable precautions necessary to safeguard the confidentiality of the other party's Confidential Information including, at a minimum, those precautions taken by a party to protect its own Confidential Information, which will in no event be less than a reasonable degree of care. Confidential Information will not include information that is: (d) publicly available; (e) already in the other party's possession and not subject to a confidentiality obligation; (f) obtained by the other party from any source without any obligation of confidentiality; (g) independently developed by the other party without reference to the disclosing party's Confidential Information; or (h) required to be disclosed by order of a court or other governmental entity; provided no less than ten (10) days written notice is given to the party owning such Confidential Information so that such party may obtain a protective order or other equitable relief.

PROPRIETARY RIGHTS

- No right (except for the license granted in Section 2.2), title or interest of intellectual property or other proprietary rights in and to the ShopFast Services and/or other products or services made available under this Agreement is transferred to Customer hereunder. ShopFast and its Third Party Licensors retain all right, title and interests, including, without limitation, all copyright, trade secret, intellectual property and other proprietary rights in and to the ShopFast Services and/or other products or services provided under this Agreement. Customer will retain all right, title and interest to the documents created by Customer using the ShopFast Services, subject to any rights of ShopFast in underlying works from which such documents were derived.

TERM AND TERMINATION

- Cancellation Procedure. Customer is responsible for all ShopFast Service charges up to and including the day client cancels ShopFast Services. To cancel ShopFast Service the customer must call our toll free number (listed on website) and ask for the cancellation department. A cancellation representative will verify that the person calling is the owner of the site and will issue a cancellation number to the customer. The cancellation number will serve as proof that the site and service has been cancelled. The customer is responsible for all outstanding charges up to the time the cancellation number is issued. For security purposes, e-mail notice will be disregarded.
- Cancellation of store front software does not release client from any long term contracts that client might have signed with ShopFast. If client has pre-paid for a year of service, cancellation does not result in a refund.

- This Agreement will commence as of the Effective Date and shall continue thereafter on a month to month basis unless terminated pursuant to some of the sections of this agreement OR UPON TELEPHONE NOTICE TO THE SHOPFAST BILLING DEPARTMENT. ANY EMAIL NOTICE WILL BE DISREGARDED. WRITTEN NOTICE MAY BE MAILED DIRECTLY TO The OLB Group, Inc. / SHOPFAST AT:1120 Avenue of the Americas, Forth floor, New York, NY, 10036
- **Termination by ShopFast.** ShopFast shall have the right, upon written notice to Customer, to terminate this Agreement if: (a) Customer fails to timely pay ShopFast any amount due to ShopFast under this Agreement; (b) Customer materially breaches any term or condition this Agreement, provided such breach is not cured by Customer within thirty (30) calendar days following ShopFast's notice to Customer of such breach; or (c) Customer (i) terminates or suspends its business activities; (ii) becomes insolvent, makes an assignment for the benefit of creditors, or becomes subject to direct control of a trustee, receiver or similar authority; or (iii) becomes subject to any bankruptcy or insolvency proceeding under federal or state statutes.
- **Termination by Customer.** Customer will have the right, upon written notice to ShopFast, to terminate this Agreement if ShopFast is in material breach of this Agreement and ShopFast fails to remedy such material breach within thirty (30) calendar days of its receipt of such written notice.
- Obligations upon Termination or Expiration and Non-Renewal. Upon the expiration and non-renewal or termination of this Agreement for any reason: (a) Customer's access to, and use of, the ShopFast Services will terminate; (b) Customer will return to ShopFast any and all ShopFast Services, equipment, software, documentation or other deliverables provided to Customer by ShopFast including any copies thereof held by Customer; (c) ShopFast will deliver to Customer all Customer documents and other materials (which may be obtained using ShopFast's create export file function) stored by Customer on the ShopFast Network; and (d) each party shall return any and all Confidential Information in its possession to the party that disclosed such Confidential Information and provide written verification of same.
- Survival. Any provisions of this Agreement that by their nature should survive termination of this Agreement will survive termination of this Agreement, including but not limited to.

MISCELLANEOUS

- Notices. Any written notice required or permitted to be delivered pursuant to this Agreement will be in writing and will be deemed delivered: (a) upon delivery if delivered in person; (b) three (3) business days after deposit in the United States mail, registered or certified mail, return receipt requested, postage prepaid; (c) upon transmission if sent via telecopier, with a confirmation copy sent via overnight mail; (d) one (1) business day after deposit with a national overnight courier, in each case addressed, in the case of Customer, the address listed in ShopFast's records, or in the case of ShopFast, to 1120 Avenue of the Americas, Forth floor, New York, NY, 10036 (or to such other address as may be specified upon notice).

- Assignment . Customer will not assign or otherwise transfer this Agreement, in whole or in part, nor delegate or subcontract any of its rights or obligations hereunder, without ShopFast's prior written consent, which consent may be withheld, delayed or conditioned in ShopFast's discretion. ShopFast will have the right to assign this Agreement, in whole or in part, to a third party at any time upon written notice to Customer.
- Force Majeure. Neither party shall have any liability to the other or to third parties for any failure or delay in performing any obligation under this Agreement due to circumstances beyond its reasonable control including, without limitation, acts of God or nature, actions of the government, fires, floods, strikes, civil disturbances or terrorism, or power, communications, satellite or network failures.
- Waiver. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by an authorized representative of ShopFast and Customer. The parties expressly disclaim the right to claim the enforceability or effectiveness of: (a) any amendments to this Agreement that are not executed by an authorized representative of ShopFast and Customer; (b) any oral modifications to this Agreement; and (c) any other amendments that are based on course of dealing, waiver, reliance, estoppel or similar legal theory. The parties expressly disclaim the right to enforce any rule of law that is contrary to the terms of this Section. The failure of either party to enforce, or the delay by either party in enforcing, any of its rights under this Agreement will not be deemed to be a waiver or modification by such party of any of its rights under this Agreement.
- Severability. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement, unless ShopFast in good faith deems the unenforceable provision to be essential, in which case ShopFast will have the right to terminate this Agreement in accordance with some Sections in this agreement.
- Public Announcements. Customer grants ShopFast the right to use Customer's name in press releases, product brochures and financial reports indicating that Customer is a customer of ShopFast.
- Counterparts. This Agreement may be executed in counterparts, each of which so executed will be deemed to be an original and such counterparts together will constitute one and the same agreement.
- Third Party Beneficiaries. Customer acknowledges that some ShopFast Services may be provided by Third Party Licensors. Third Party Licensors are third party beneficiaries to this Agreement, and there are no other third party beneficiaries to this Agreement.
- Governing Law; Jurisdiction; Dispute Resolution with Third Party Licensors. This Agreement will be interpreted and construed in accordance with the laws of the State of Illinois , without regard to conflict of law principles. All disputes arising out of this Agreement shall be brought only in the district and federal courts located in or for St. Clair County, Illinois. EACH PARTY CONSENTS TO THE EXCLUSIVE PERSONAL JURISDICTION AND VENUE OF THE COURTS, STATE AND FEDERAL, LOCATED IN OR FOR St. Clair COUNTY , ILLINOIS .
- Non-solicitation. Customer acknowledges and agrees that the employees and consultants of ShopFast are a valuable asset to ShopFast and difficult to replace. Accordingly, Customer agrees that, during the term of this Agreement and for a period of twelve (12) months after the expiration and non-renewal or termination of this Agreement, Customer will not solicit or attempt to solicit any employee or consultant of ShopFast.
- Customer Security Responsibilities. The Customer is solely responsible for any breaches of security affecting servers under Customer is involved in an attack on another server control. If a Customer's server or system, it will be shut down and an immediate investigation will be launched to determine the cause/source of the attack. In such event, the Customer is responsible for the cost to rectify any damage done both to the customer's item and any other related area affected by the security breach. The labor used to rectify any such damage is categorized as emergency security breach.recovery and is currently charged at $250 USD per hour. Enquiries regarding security matters may be directed to Head of Security at security@ShopFast.com .

- System And Network Security. Violations of system or network security are prohibited, and may result in criminal and civil liability. ShopFast may investigate incidents involving such violations and may involve and will cooperate with law enforcement if a criminal violation is suspected. Examples of system or network security violations include, without limitation, the following:
- Unauthorized access to or use of data, systems or networks, including any attempt to probe, scan or test the vulnerability of a system or network or to breach security or authentication measures without express authorization of the owner of the system or network.
- Unauthorized monitoring of data or traffic on any network or system without express authorization of the owner of the system or network.
- Interference with service to any user, host or network including, without limitation, mail bombing, flooding, deliberate attempts to overload a system and broadcast attacks.
- Forging of any TCP-IP packet header or any part of the header information in an e-mail or a newsgroup posting.
- Violators of the policy are responsible, without limitations, for the cost of labor to clean up and correct any damage done to the operation of the network and business operations supported by the network, and to respond to complaints incurred by ShopFast. Such labor is categorized as emergency security breach recovery and is currently charged at $250 USD per hour required. Enquiries regarding security matters may be directed to Head of Security at security@ShopFast.com .
- ShopFast is concerned with the privacy of online communications and web sites. In general, the Internet is neither more nor less secure than other means of communication, including mail, facsimile, and voice telephone service, all of which can be intercepted and otherwise compromised. As a matter of prudence, however, ShopFast urges its customers to assume that all of their online communications are insecure. ShopFast cannot take responsibility for the security of information transmitted over ShopFast's facilities.

- Copyright Infringement - Software Piracy Policy. The ShopFast service may only be used for lawful purposes. Transmission, distribution, or storage of any information, data or material in violation of United States or state regulation or law, or by the common law, is prohibited. This includes, but is not limited to, material protected by copyright, trademark, trade secret, or other intellectual property rights.
- Making unauthorized copies of software is a violation of the law, no matter how many copies you are making. If you copy, distribute or install the software in ways that the license does not allow, you are violating federal copyright law. If caught with pirated software, you or your company may be liable under both civil and criminal law, and you may be liable for up to $150,000 per infringement.
- In compliance with the Digital Millennium Copyright Act (the "DMCA"), please send DMCA notifications of claimed copyright infringements to: Legal Department, ShopFast, LLC, 1 Bronze Point, Suite 1C, Belleville, Illinois 62226.
- ShopFast will cooperate fully with any civil and/or criminal litigation arising from the violation of this policy.
- Network Responsibility. Customers have a responsibility to use the ShopFast service responsibly. This includes respecting the other customers of ShopFast. ShopFast reserves the right to suspend and or cancel service with any Customer who uses the ShopFast service in such a way that adversely affects other ShopFast customers. This includes but is not limited to:
- Attacking or attempting to gain unauthorized access to servers and services that belong to ShopFast or its customers (i.e. computer hacking), and/or
- Participating in behavior, which result in reprisals that adversely effect the ShopFast service or other customers' access to the ShopFast service.
- ShopFast will react strongly to any use or attempted use of an Internet account or computer without the owner's authorization. Such attempts include, but are not limited to, "Internet Scanning" (tricking other people into releasing their passwords), password robbery, security hole scanning, port scanning, etc. Any unauthorized use of accounts or computers by a ShopFast customer, whether or not the attacked account or computer belongs to ShopFast, will result in severe action taken against the attacker. Possible actions include warnings, account suspension or cancellation, and civil or criminal legal action, depending on the seriousness of the attack. Any attempt to undermine or cause harm to a server, or customer, of ShopFast is strictly prohibited.
- Violations of this policy may be reported directly to the FBI's Infrastructure Protection & Computer Intrusion Squad at http://www.fbi.gov/hq.htm . ShopFast will cooperate fully with any civil and/or criminal litigation arising from the violation of this policy.
- Lawful Purpose . All services may be used for lawful purposes only. Transmission, storage, or presentation of any information, data or material in violation of any applicable law, regulation, or AUP is prohibited. This includes, but is not limited to: copyrighted material or material protected by trade secret and other statute or dissemination of harmful or fraudulent content.
- Using any ShopFast service or product for the purpose of participating in any activity dealing with subject matters that are prohibited under applicable law is prohibited.
- Any conduct that constitutes harassment, fraud, stalking, abuse, or a violation of federal export restriction in connection with use of ShopFast services or products is prohibited. Using the ShopFast network to solicit the performance of any illegal activity is also prohibited, even if the activity itself is not performed. In addition, knowingly receiving or downloading a file that cannot be legally distributed, even without the act of distribution, is prohibited.
- Servers hosted within ShopFast network are open to the public. You are solely responsible for your usage of the ShopFast network and servers and any statement you make on servers hosted within the ShopFast network may be deemed "publication" of the information entered. Acknowledging the foregoing, you specifically agree not to use our service in any manner that is illegal or libelous.
- Child Pornography on the Internet. ShopFast will cooperate fully with any criminal investigation into a Customer's violation of the Child Protection Act of 1984 concerning child pornography. Customers are ultimately responsible for the actions of their clients over the ShopFast network, and will be liable for illegal material posted by their clients.
- According to the Child Protection Act, child pornography includes photographs, films, video or any other type of visual presentation that shows a person who is or is depicted as being under the age of eighteen years and is engaged in or is depicted as engaged in explicit sexual activity, or the dominant characteristic of which is the depiction, for a sexual purpose, of a sexual organ or the anal region of a person under the age of eighteen years or any written material or visual representation that advocates or counsels sexual activity with a person under the age of eighteen years.
- Violations of the Child Protection Act may be reported to the U.S. Customs Agency at 1-800-BEALERT
- Unsolicited Commercial Email/Unsolicited Bulk Email (UCE/UBE). Unsolicited commercial email (UCE) is defined by ShopFast as any electronic communication (e-mail, ICQ, IRC, Instant Messenger, etc...) sent for purposes of distributing commercial information of any kind, soliciting the purchase or sale of products or services or soliciting any transfer of funds to a recipient who has not agreed to receive such communication.
- Unsolicited bulk e-mail (UBE) is defined by ShopFast as any electronic communication (e-mail, ICQ, IRC, Instant Messenger, etc...) to multiple recipients who have not agreed to receive such communication.
- Use of the ShopFast network, servers or services to transmit any unsolicited commercial or unsolicited bulk-e-mail is expressly prohibited, as is hosting web sites or services on a server, which are advertised in any UCE/UBE. ShopFast also prohibits the sending of any fraudulent, malicious, harassing, false or misleading electronic communications, including, without limitation, chain letters, pyramid schemes, or e-mails with forged headers. Posting off-topic advertisements to Usenet discussion groups, ICQ, Instant Messenger, etc., is also expressly prohibited.
- Additionally, ShopFast customers are expressly prohibited from sending any UCE/UBE from our network or any email from another network that in any way references a document, image, or Web site that resides on the ShopFast network or in one of our data centers. Violations of this type may result in the termination of the offending ShopFast account. Our customers are ultimately responsible for any violations of the AUP by their clients, and any violation of the AUP by a client of a ShopFast customer shall be deemed a violation of the AUP by such ShopFast customer.
- Customers whose actions directly or indirectly result in ShopFast IP space being listed in any of the various abuse databases may be subject to having the offending domain(s), server(s), or user(s) immediately removed from our service. In

addition, if ShopFast in its sole discretion determines that a customer is in violation of our AUP, ShopFast may, at its sole discretion, restrict, suspend or terminate a customer's account. ShopFast will, in most cases, attempt to contact a customer prior to suspension or termination of a server(s), but can not guarantee prior notification.

- Any server suspended or terminated for AUP violations will be reconnected only after the customer agrees to cease all activities that violate the ShopFast AUP and pays all applicable reconnect fees and related charges. Any server suspended a second time for AUP violations WILL be immediately and permanently removed from our network.
- Customers that ShopFast determines in its sole discretion to be in violation of the ShopFast AUP may be subject to additional fees or fines including, without limitation, any applicable reconnect fees.
- Violation of ShopFast's UCE/UBE policy may be reported to abuse@ShopFast.com .
- Guidelines for Permission-Based Email. While ShopFast prohibits the use of its systems or network to send unsolicited email (UCE/UBE) as described above, customers may send permission-based email marketing, subject to the guidelines provided herein. Permission-based marketing is defined as electronic marketing that an end user agrees to receive. This is often referred to as 'opt-in' electronic marketing. All recipient information for such marketing conducted by ShopFast customers must be documented and cataloged by the customer. This information is to include date, time, originating IP and the location from which the email address or other recipient information was obtained. Additionally, a customer must at a minimum comply with the following guidelines, and any additional guidelines established by ShopFast from time to time in its sole discretion, to engage in permission-based email marketing without violating the AUP:
- All commercial or bulk email originating from a ShopFast customer on the ShopFast network must have a working unsubscribe link. The customer must honor all requests to unsubscribe within 72 hours. Additionally, there must be text in the email stating that while all requests to unsubscribe are honored, it may take up to 72 hours to process.
- All commercial or bulk email originating from a ShopFast customer on the ShopFast network must clearly list the email address to which the email was originally sent (the intended recipient's email address) in the body of the message OR in the 'TO:' line of the email.
- All ShopFast customers sending commercial or bulk email must have a working abuse@domain.com address from EVERY domain associated with the email campaign. Additionally, the abuse@ address must be prominently posted on the front page of the associated web site. Customers must regularly answer any messages sent to the abuse@ address.
- All ShopFast customers sending commercial or bulk email must register the abuse@ address for every domain associated with commercial email they send at abuse.net.
- All ShopFast customers sending commercial or bulk email must have a Privacy Policy/AUP posted for each domain associated with the email campaign.
- All commercial or bulk email sent must include information about where the email address was obtained in the body of the email. For example:

- "You opted-in to receive this email promotion from our web site or from one of our partner sites."
- All ShopFast customers sending commercial or bulk email must answer all complainants' requests for details regarding where the complainant "opted-in" to receive electronic marketing within 72 hours. This information must include the date, time, originating IP and the location from which the email address or other recipient information was obtained. Instructions on how to get this information must be stated clearly in the body of the email. For example, a statement similar to the following must be present in the body of the email:
- "If you would like to learn more about how we received your email address, please contact us at abuse@domain.com."
- Requests for "opt-in" information must be responded to within 72 hours.
- All ShopFast customers sending commercial or bulk email must be able to track and identify anonymous complainants. There are several software packages (such as RoboMail) that can help accomplish this.
- If a ShopFast customer is using an affiliate program to send commercial or bulk email through the ShopFast network and the affiliate program becomes subject to repeated abuse by users, the customer must discontinue use of the affiliate program or be subject to immediate suspension or cancellation.
- All customers of ShopFast are required to have up-to-date and valid contact information on file with their registrar for any domain hosted on the ShopFast network.

Disclaimer

- ShopFast reserves the right to test portions of any customer's email list in response to complaints and request opt-in information from a random sample of that list at any time.
- • ShopFast reserves the right to determine in its sole discretion the validity of any customer's email list. Any list ShopFast determines in its sole discretion to be in violation of this AUP must be removed immediately or the customer will be subject to immediate suspension or termination. Repeated violations will result in permanent suspension.
- ShopFast reserves the right to test and otherwise monitor customer's compliance with the above guidelines and requirements at any time during the customer's term of service at ShopFast.
- If ShopFast determines in its sole discretion that the customer is not in strict compliance with the guidelines for permission-based e-mail marketing, then ShopFast may immediately suspend or terminate the customer's service.
- IP Address Overlap. ShopFast administers the network on which customer servers reside. The customer cannot use IP addresses, which were not assigned to them by ShopFast staff. Any server found using IPs, which were not officially assigned, will be suspended from network access until such time as the IP addresses overlap can be corrected.
- Suspension. If ShopFast in its sole discretion determines that a Customer's server has become the source or target of any violation concerning the ShopFast Acceptable Use Policy (AUP), ShopFast reserves the right to suspend network access to that server. While ShopFast will attempt to contact the Customer before suspending network access to the customer's server(s), prior notification to the Customer is not assured. In certain cases, ShopFast will contact law enforcement and other agencies regarding these activities. Customers are responsible for all charges, as well as any fees relating to the investigation, suspension, administration and handling of their servers before, during and after the suspension period.

- Headings . The headings used herein are for reference and convenience only and shall not enter into the interpretation hereof.
- Entire Agreement. This Agreement contains the entire agreement of the parties with respect to the subject matter of this Agreement and supersedes all previous communications, representations, understandings and agreements, either oral or written, between the parties with respect to said subject matter.
- ShopFastMarketplace. Inclusion in the Directory is not guaranteed. The ShopFast directory team will review all ShopFast stores for compliance with minimum store criteria. All MC stores that meet the teams criteria will automatically be included in the marketplace. Store owners that do not wish to have their store included in the marketplace must email editor@Marketplace.ShopFast.com. ShopFast reserves the right to check authenticity of all email requests before acting on the requests. ShopFast reserves the right to remove your store from the Directory for any reason, in our sole discretion, including but not limited to failure to meet the minimum criteria.

- Trademark and Copyright Legal Notices
- ShopFast, the ShopFast logo, among others, are registered trademarks and/or registered service marks of ShopFast,, or one of its subsidiaries, in the United States and other countries. VIP.ShopFast.com, Marketplace.ShopFast.com, among others, are trademarks and/or service marks of ShopFast or one of its subsidiaries, in the United States and other countries.

- Other brands or product names are trademarks or service marks of their respective owners, should be treated as such, and may be registered in various jurisdictions.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on March 15, 2006.

The OLB Group, Inc.

By: /s/ Ronny Yakov
Ronny Yakov
Chief Executive Officer
(principal executive and financial officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Ronny Yakov, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-qualification amendments) to this Offering Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ronny Yakov
Ronny Yakov, Chief Financial Officer and Director — Date: March 15 , 2006